VARIAN, INC. • FY2008 • ANNUAL REPORT

VARIAN

LETTER TO STOCKHOLDERS
FORM 10-K
NOTICE OF ANNUAL MEETING
PROXY STATEMENT

Inspiring Excellence®

To Our Stockholders

Varian, Inc. fiscal year 2008 revenue grew by 10% over fiscal year 2007, giving us a compound annual growth rate of approximately 8% since our fiscal year 2000. Operating margins were relatively flat in the year, but we generated cash flow from operations of $79 million, which was 120% of net earnings.

Healthy demand for scientific instrumentation and vacuum products, in particular in three applications we serve – environmental, energy and life science - was key to our growth. The new products we released in fiscal 2008, as well as ones released in 2007, spurred additional orders ahead of the typical purchasing cycle. Our global sales team continues to evolve to serve our customers; and in fiscal 2008, we added infrastructure or staff in China, India, Mexico, Russia and Brazil to take advantage of these growing economies.

Total Sales*
(in millions)



1000
900
800
700
600
500
400
300
200
100
$541
$569
$605
$669
$724
$773
$835
$921
$1,013
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008

New Products Position Us Well For the Future

Research and development is at the core of the company, and it continues to be a cornerstone for our growth.

We launched four new product platforms this year in: liquid chromatography, Fourier transform mass spectrometry, Fourier transform infrared, and gas chromatography. Each platform is offered in a variety of configurations to fit our diverse customer needs.

In addition to the new products from our research and development group, we gained two new product platforms through acquisitions. We acquired Oxford Diffraction, which added x-ray crystallography products alongside our nuclear magnetic resonance, Fourier transform infrared and imaging products. Now we have a full complement of scientific instrumentation for structural elucidation in drug discovery. From the acquisition of Analogix we gained flash chromatography products, which means we now offer the most complete lineup of preparative to process scale liquid chromatography instruments.

We launched a number of new consumable products in the year. Three of the new products are line extensions of very successful, existing products.

- The VF-5ht low bleed gas chromatography column extends our best-in-class FactorFour line into high temperature applications.
- Bond Elut™ Plexa™ PCX polymeric SPE extends the Plexa name into more applications for simplified, high performance sample processing.
- The Pursuit™ line of liquid chromatography columns now offers "fast LC" columns in 2.4μ and 2.8μ particle sizes.

Lastly, we released new accessories for NMR and vacuum products that are designed to expand the application reach for those products, such as the OneNMR™ probe for double resonance applications, and a portable turbomolecular pumping system that delivers oil-free high vacuum.

In fiscal 2008, almost 80% of our revenues came from life science and drug discovery, environmental and food safety, or energy and raw materials.

There was increased demand for certain products in life science research, in particular high-field nuclear magnetic resonance systems, and small ticket consumable products. The nuclear magnetic resonance orders taken last year should ship in fiscal years 2009 and 2010.

Continued attention to environmental pollutants, from soil, water and air purity, to food and toy safety, contributed to growth in environmental applications in all geographies, especially in the "BRIC" countries.

Energy has been a factor in our growth over the last few years, but in fiscal 2008, we saw more energy applications in the form of solar energy, bio-fuels and fuel cells. We have a range of technologies to support these new applications as they grow.

Sales by Region
FY 2008



North America (32%)
Europe (40%)
Asia Pacific (22%)
Latin America (6%)

Major Steps in Our Initiative to Change Our Manufacturing Profile

In fiscal 2008 we took some major steps in our plan to change our manufacturing profile. Many of our gas chromatographs and liquid chromatography systems are now manufactured in Singapore and Malaysia. The transfer process was painful at times, but we learned from it and now we are more confident in our ability to transfer other routine products into lower cost and lower taxed regions of the world. At the same time, we shrank or closed several facilities in the U.S., including the infrared product facility outside of Boston.

Consolidation of our two facilities in northern California continues. At least 80% of our NMR activities in Palo Alto have now moved to our mass spectrometry facility in Walnut Creek. There is real excitement in the research and development groups as our nuclear magnetic resonance and mass spectrometry scientists combine resources and ideas. This should create powerful synergies as well as reduce costs.

From the beginning, we have seen this change in manufacturing strategy as not only critical to competing more effectively in the marketplace, but also to creating a culture where we innovate and design everywhere, and manufacture anywhere.

Looking Forward

Fiscal 2009 will clearly be a challenging and difficult environment for us to work in. We know that Varian and our customers are not immune to the global economic slowdown. However, we are in a good position to weather the downturn because we have:

- A broad portfolio of products and applications
- Many new major products
- An agile global distribution network
- A balance sheet with little debt
- Strong cash generating ability
- Steady recurring after-sales revenue

By continuing to focus on our customers and carefully controlling our costs, we remain confident in our prospects for the future.



Garry W. Rogerson, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 3, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 000-25393

VARIAN, INC.
(Exact Name of Registrant as Specified in its Charter)

FORM 10-K

Delaware	**77-0501995**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
3120 Hansen Way, Palo Alto, California	**94304-1030**
(Address of principal executive offices)	(Zip Code)

(650) 213-8000
(Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant based upon the closing sale price of the Common Stock on March 28, 2008, as reported by the Nasdaq Global Select Market, was approximately $1,432,682,000.

The number of shares of the registrant's Common Stock outstanding as of November 21, 2008 was approximately 28,959,000.

Documents Incorporated by Reference:

Document Description	10-K Part
Certain sections, identified by caption, of the definitive Proxy Statement for the registrant's 2009 Annual Meeting of Stockholders (the "Proxy Statement")	III

FORM 10-K

VARIAN, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED OCTOBER 3, 2008

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
	Executive Officers	10
	Investor Information	11
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	Submission of Matters to a Vote of Security Holders	18
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	36
Item 8.	Financial Statements and Supplementary Data	37
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	37
Item 9A.	Controls and Procedures	37
Item 9B.	Other Information	38
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	39
Item 11.	Executive Compensation	39
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	39
Item 13.	Certain Relationships and Related Transactions, and Director Independence	39
Item 14.	Principal Accounting Fees and Services	39
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	40

PART I

Caution Regarding Forward-Looking Statements

Throughout this Report, and particularly in *Item 1—Business*, *Item 1A—Risk Factors* and *Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations*, there are forward-looking statements that are based upon our current expectations, estimates and projections, and that reflect our beliefs and assumptions based on information available to us at the date of this Report. In some cases, you can identify these statements by words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," and other similar terms. These forward-looking statements include (but are not limited to) those relating to the timing and amount of anticipated restructuring costs and related cost savings, whether and when backlog will result in actual sales, and our expected effective annual tax rate and anticipated capital expenditures in fiscal year 2009.

We caution investors that forward-looking statements are only our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. Some of the important factors that could cause our results to differ are discussed in *Item 1A—Risk Factors*. We encourage you to read that section carefully.

Other risks and uncertainties that could cause actual results to differ materially from those in our forward-looking statements include, but are not limited to, the following: whether we will succeed in new product development, release, commercialization, performance and acceptance; whether we can achieve continued growth in sales for life science, environmental, energy, and/or applied research and other applications; whether we can achieve continued sales growth in Europe, Asia Pacific and/or the U.S.; risks arising from the timing of shipments, installations and the recognition of revenues on certain research products, including nuclear magnetic resonance ("NMR") spectroscopy systems, magnetic resonance ("MR") imaging systems and fourier transform mass spectrometry ("FTMS") systems and superconducting magnets; the impact of shifting product mix on profit margins; competitive products and pricing; economic conditions in our product and geographic markets; whether we will see continued and timely delivery of key raw materials and components by suppliers; foreign currency fluctuations that could adversely impact revenue growth and earnings; whether we will see continued investment in capital equipment, in particular given the global liquidity and credit crisis; whether we will see reduced demand from customers that operate in cyclical industries; the impact of any delay or reduction in government funding for research; our ability to successfully evaluate, negotiate and integrate acquisitions, in particular given the greater difficulty to borrow in the current credit environment; the actual costs, timing and benefits of restructuring activities (such as our Northern California facilities consolidation) and other efficiency improvement activities (such as our global procurement, lower-cost manufacturing and outsourcing initiative); the variability in our effective income tax rate (due to factors including the timing and amount of discrete tax events and changes to the unrecognized tax benefits); the timing and amount of share-based compensation; and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (the "SEC"). We undertake no special obligation to update any forward-looking statements, whether in response to new information, future events or otherwise.

Item 1. Business

GENERAL

Overview and History

Varian, Inc., together with its subsidiaries (collectively, the "Company"), designs, develops, manufactures, markets, sells and services scientific instruments (including analytical instruments, research products and related software, consumable products, accessories and services) and vacuum products (and related accessories and services). For financial reporting purposes, our operations are grouped into two corresponding segments: Scientific Instruments and Vacuum Technologies. These segments, their products and the applications in which they are used are described below.

Varian, Inc. became a separate, public company on April 2, 1999. Until that date, our business was operated as the Instruments business of Varian Associates, Inc. ("VAI"). The Instruments business (which included the business units that designed, developed, manufactured, marketed, sold and serviced scientific instruments and vacuum products, and a business unit that provided contract electronics manufacturing services) was contributed by VAI to us. On that date, VAI distributed to holders of its common stock one share of our common stock and one share of common stock of Varian Semiconductor Equipment Associates, Inc. ("VSEA"), which was formerly operated as the Semiconductor Equipment business of VAI, for each share of VAI common stock outstanding on April 2, 1999 (the "Distribution"). VAI retained its Health Care Systems business and changed its name to Varian Medical Systems, Inc. ("VMS"). These transactions were accomplished under the terms of an Amended and Restated Distribution Agreement dated as of January 14, 1999 by and among us, VAI and VSEA (the "Distribution Agreement").

FORM 10-K

Business Segments and Products

For financial reporting purposes, we have two business segments: Scientific Instruments and Vacuum Technologies, which are described below.

The products and activities of these two segments are related in certain important respects, particularly product applications. In many ways, we view, manage, operate and describe our Company as being comprised of a single business. Described below are our products by segment, but then separately described are the primary applications for those products.

Scientific Instruments Products

Our Scientific Instruments segment designs, develops, manufactures, markets, sells and services products used in a broad range of life science (such as pharmaceutical), environmental, energy, and applied research and other applications requiring identification, quantification and analysis of the elemental, molecular, physical or biological composition or structure of liquids, solids or gases. These products include analytical instruments (primarily mass spectrometers, chromatography instruments, optical spectroscopy instruments and dissolution testing equipment), research products (including nuclear magnetic resonance ("NMR")) spectroscopy systems, magnetic resonance ("MR") imaging systems, Fourier Transform mass spectrometry ("FTMS") systems, X-ray crystallography systems and superconducting magnets used in certain of these and other scientific instruments), consumable products (including columns for gas and liquid chromatography and products for the preparation of samples prior to analysis by gas and liquid chromatography) and related software, accessories and services.

Mass spectrometry ("MS") is a technique for analyzing the individual chemical components of substances by ionizing them and determining their mass-to-charge ratios. Our MS products incorporate various technologies for measuring mass, including single-quadrupole, triple-quadrupole and ion trap mass spectrometers, FTMS systems and mass spectrometer leak detection systems. We combine our mass spectrometers with other instruments to create high-performance instruments such as liquid chromatograph mass spectrometers ("LC/MS"), liquid chromatograph nuclear magnetic resonance mass spectrometers ("LC-NMR/MS"), gas chromatograph mass spectrometers ("GC/MS") and inductively coupled plasma mass spectrometers ("ICP-MS"). We also offer related software and accessories for these and other similar instruments.

Chromatography is a technique for separating, identifying and quantifying the individual chemical components of substances based on the physical and chemical characteristics specific to each component. Our chromatography instruments include gas chromatographs ("GC"), high-performance liquid chromatographs ("HPLC"), gel permeation chromatographs ("GPC"), flash chromatography instruments and sample automation products. For certain applications, mass spectrometers are sold as a detector for GC or HPLC systems. We also offer related software and accessories for these and other similar instruments.

Optical spectroscopy is a technique for analyzing the individual chemical components of substances based on the absorption or emission of electromagnetic radiation of specific wavelengths of light. Our optical spectroscopy instruments include atomic absorption ("AA") spectrometers, inductively coupled plasma-optical emissions spectrometers ("ICP-OES"), inductively coupled plasma-mass spectrometers

("ICP-MS"), fluorescence spectrophotometers, ultraviolet-visible ("UV-Vis") spectrophotometers, Fourier Transform infrared ("FT-IR") spectrophotometers, near-infrared ("NIR") spectrophotometers, Raman spectrometers and sample automation products. We also offer related software and accessories for these and other similar instruments.

Dissolution testing is a technique for in-vitro analysis of the rate of release of a drug under controlled conditions. Our dissolution products include dissolution apparatus and other testers, software and accessories used in analyzing the rate of release and testing the physical characteristics of different dosage forms. Our UV-Vis spectrophotometers are often used with these products.

Our software products are used to automate, process, collect, manage, analyze and store data generated by analytical instruments, and are often used for regulatory compliance purposes with respect to such data. These products include chromatography data systems that allow users to control LC and GC instruments from multiple suppliers on a single platform and other software products tailored to specific instruments and applications.

Magnetic resonance is a non-destructive instrumental technique that uses electromagnetic fields to interact with the magnetic property of atomic nuclei in order to determine and analyze the molecular content and structure of liquids and solids. Our NMR spectroscopy systems are used in the study of liquids containing chemical substances, including proteins, nucleic acids (DNA and RNA) and carbohydrates. They are also used for the analysis of solid materials such as membranes, crystals, plastics, rubbers, ceramics and polymers. Our MR imaging systems are used to obtain non-invasive images of primarily biological materials and to probe the chemical processes within these materials. Our MR imaging systems include human and other imaging systems used in research. We also offer probes, imaging gradient coils, consoles, software and other accessories to customers seeking to enhance NMR and MR imaging performance. Our research products also include Fourier Transform mass spectrometer ("FTMS") systems, which is a technique for determining the function and structural characterization of proteins and other biomolecules. Superconducting magnets are used in our NMR spectroscopy, MR imaging, FTMS and other scientific (including life science) systems. We also sell these magnets directly to original equipment manufacturers ("OEMs") (such as manufacturers of high-field MR imaging systems) and end-users.

X-ray crystallography is an analytical technique that uses a beam of X-rays to determine the arrangement of atoms within a crystal. X-ray crystallography is used in pharmaceutical and other research laboratories to determine the structure of both small and large molecules (such as proteins). We also offer related software, accessories and consumable products for these systems.

Our software products are used to automate, process, collect, manage and store data generated by research products. These products include NMR and MR imaging data acquisition, processing, analysis and display software for our complete line of NMR and MR imaging systems, FTMS and X-ray crystallography systems, and other software products tailored to specific instruments and applications.

Our consumable products are used in numerous laboratory applications and include: sample preparation consumables such as solid phase extraction ("SPE") and filtration products used in tube formats to clean up and extract complex samples for toxicology and environmental applications and in 96-well plate formats for drug discovery and clinical research applications; micro volume SPE pipette tips used in protein research; polymeric particles used in the synthesis and purification of therapeutic compounds, and for clinical diagnostic applications; HPLC and GC columns used to separate target analytes prior to UV detection or mass spectrometry analysis; HPLC columns and media used in health science applications for the analysis of thermally labile compounds; GC columns used in various applications for the analysis and purification of thermally stabile compounds; GPC columns and standards for the analysis of polymers; flash chromatography consumables used in early stage drug research; and other HPLC and GC stationary phase chemistries and column dimensions for a wide range of life science and other applications. Consumable products also include scientific instrument parts and supplies such as filters and fittings for GC and HPLC systems; xenon lamps and cuvettes for UV-Vis-NIR, fluorescence, FT-IR and Raman spectroscopy instruments; and graphite furnace tubes, hollow cathode lamps and specialized sample introduction glassware for our AA, ICP-OES and ICP-MS products. Other consumable products include on-site screening and laboratory-based kits for drugs of abuse testing ("DAT") on urine or saliva samples, such as in pre-employment screening, criminal justice and toxicology testing.

FORM 10-K

Vacuum Technologies Products

Our Vacuum Technologies segment designs, develops, manufactures, markets, sells and services a broad range of products used to create, control, measure and test vacuum environments in life science, environmental, energy, and applied research and other applications where ultra-clean, high-vacuum environments are needed. Vacuum Technologies' customers are typically OEMs that manufacture equipment for these applications. Products include a wide range of high and ultra-high vacuum pumps (diffusion, turbomolecular and ion getter), intermediate vacuum pumps (rotary vane, sorption and dry scroll), vacuum instrumentation (vacuum control instruments, sensor gauges and meters) and vacuum components (valves, flanges and other mechanical hardware). Its products also include helium mass spectrometry and helium-sensing leak detection instruments used to identify and measure leaks in hermetic or vacuum environments. In addition to product sales, we also offer a wide range of services including an exchange and rebuild program, assistance with the design and integration of vacuum systems, applications support and training in basic and advanced vacuum technologies.

Information Rich Detection Products

We refer to certain of the products described above as "information rich detectors" ("IRD"). IRD products include mass spectrometers, NMR systems, MR imaging systems, X-ray crystallography systems and FT-IR instruments. All of these products provide users with multi-dimensional layers of information and/or higher sensitivity, which are critical to the ability to optimize analyses and processes. IRD instruments typically provide broad-based qualitative capabilities for screening of compounds in complex mixtures, precise quantitative information for determining the relative concentrations of the compounds and dimensions of structural information for confirming the identity of the analytes. Our IRD products also include superconducting magnets and vacuum pumps, consumables and other components and products used either in or with our IRD instruments or sold directly to OEMs and end-users for use in IRD products; we also provide various services in connection with our IRD products.

Customers and Applications

Our products are sold principally for use in life science applications (including the study of biological processes and the testing of biological materials), environmental applications (including food safety and testing of air, water and soil), energy applications (including raw materials), and applied research and other applications. Many of our products are used in more than one of these applications.

Almost all of the Scientific Instruments products described above are or can be used in life science applications, such as by pharmaceutical companies in drug development, manufacturing (including process control) and quality control; and by research hospitals and universities in basic chemistry, biological, biochemistry and health care research. Life science customers include branded and generic pharmaceutical companies, biotechnology and toxicology companies, governmental agencies and numerous academic institutions and research hospitals. The Vacuum Technologies products described above similarly are or can be used in a broad range of life science applications, such as in mass spectrometers for analytical analysis and in linear accelerators for cancer therapy. In fiscal years 2008, 2007 and 2006, sales into life science applications accounted for approximately 40% to 45% of our total sales (these are estimates based on assumptions of how our products are likely to be used by customers, and are provided only as an indication of a historical trend).

Almost all of the Scientific Instruments products described above are or can also be used in environmental, energy, applied research and other applications, such as by environmental laboratories in performing chemical analyses of water, soil, air, solids, and food and other products; by petroleum and natural gas companies in performing chemical analyses in exploration, refining, quality control, distribution and research; in alternative energy, such as biofuels and solar energy; by agricultural, chemical, mining and metallurgy and food and beverage processing companies in conducting research and quality control; and by governmental, academic and other research laboratories in forensic analysis, materials science and general research. The Vacuum Technologies products described above are or can be used in a broad range of applications, such as in the manufacture of flat-panel displays, solar energy panels, CRT tubes, decorative coating, functional coatings, disks for memory storage, architectural glass, optical lenses and automobile components; in food packaging; in the testing of aircraft components, automobile airbags, refrigeration components and industrial processing equipment; in high-energy physics research and medical devices (such as linear accelerators); in various nuclear energy applications: in nanotechnology applications such as surface scanning and nanomaterials fabrication; and in the manufacture and test of semiconductors and fabrication of metrology equipment.

Marketing and Sales

We market and sell most of our products through our own direct sales organizations, although in certain countries and for certain products and services, sales are made through various sales representative and distributor arrangements. To support this marketing and sales structure, we have sales and service offices in numerous locations around the world.

We sell our products on a global basis. Sales outside of North America accounted for 68%, 66% and 61% of sales for fiscal years 2008, 2007 and 2006, respectively. As a result, our customers increasingly require service and support on a worldwide basis. We have sales and service offices located throughout North America, Europe, Asia Pacific and Latin America. We have invested substantial financial and management resources to develop an international infrastructure to meet the needs of our customers worldwide.

Demand for our products depends on many factors, including the level of capital expenditures of our customers, the rate of economic growth in applications and geographies where we sell our products and competitive considerations. No single customer accounted for 10% or more of our sales in fiscal year 2008, 2007 or 2006.

We experience some cyclical patterns in sales of our products. Generally, sales and earnings in the first quarter of our fiscal year are lower when compared to the preceding fourth fiscal quarter, in part because there are fewer working days in the first fiscal quarter (October to December). Sales and earnings in our third fiscal quarter are usually flat to down sequentially compared to the second fiscal quarter, primarily because there are a number of holidays in the early part of the quarter, especially in Europe, and the June quarter-end has no significant customer year ends to influence orders. Our fourth fiscal quarter sales and earnings are often the highest in the fiscal year compared to the other three quarters, primarily because many government- and research-related customers spend budgeted money before their own fiscal years end. This cyclical pattern can be influenced by other factors, including the timing of revenue recognition on large systems, general economic conditions, acquisitions, new product introductions and products requiring long manufacturing and installation lead times (such as NMR, MR imaging and FTMS systems and superconducting magnets).

We believe that we differentiate our products from those of our competitors by our responsiveness to customer requirements, as determined through market research. Although specific customer requirements can vary depending on applications, customers generally demand superior performance, ease of use, high quality, high productivity and low cost of ownership. We have responded to these customer demands by regularly introducing new products focused on these requirements.

Backlog

Our recorded backlog was $235 million at October 3, 2008, $241 million at September 28, 2007 and $247 million at September 29, 2006. The decrease in backlog from September 28, 2007 to October 3, 2008 was primarily due to a net reduction in unfulfilled orders for magnets from third-party OEMs, even though orders for these magnets increased in fiscal year 2008 compared to the prior year. The decrease in backlog from September 29, 2006 to September 28, 2007 was primarily due to a net reduction in unfulfilled orders for MR imaging systems and to a lesser extent for vacuum products. These decreases were partially offset by strong order volume for analytical instruments and to a lesser extent the impact of the weaker U.S. dollar on orders denominated in other currencies.

We include in backlog purchase orders or production releases under blanket purchase orders that have firm delivery dates. Recorded backlog in U.S. dollars is impacted by foreign currency fluctuations. In addition, recorded backlog might not result in sales because of cancellations or other factors.

Most of our products are shipped soon after they are ordered by customers, with the time between order receipt and shipment being as short as a few days for some products and less than a fiscal quarter for most others. However, other products, in particular certain magnet-based products, can have significantly longer lead times, sometimes in excess of one year. Significant shipments often occur in the last month of each quarter, in part because of how customers place orders and schedule shipments.

We believe that approximately 90% of orders included in our backlog at October 3, 2008 will result in revenue before the end of fiscal year 2009.

Competition

Competition in our industries is primarily based upon the performance capabilities of products, technical support and after-sales service, the manufacturer's reputation as a technological leader and product pricing. We believe that performance capabilities are the most important of these criteria.

The markets in which we compete are highly competitive and are characterized by the application of advanced technology. There are numerous companies that specialize in, and a number of larger companies that devote a significant portion of their resources to, the development, manufacture, sale and service of products that compete with those that we manufacture, sell or service. Many of our competitors are well-known manufacturers with a high degree of technical proficiency. In addition, competition is intensified by the ever-changing nature of the technologies in the industries in which we are engaged. The markets for our products are characterized by specialized manufacturers that often have strength in segments or niches of these markets. While the absence of reliable statistics makes it difficult to determine our relative market position in our industry segments, we are one of the principal manufacturers in our primary fields.

We compete with many companies. Our Scientific Instruments segment competes primarily with Agilent, Bruker, JEOL, PerkinElmer, Shimadzu, Thermo Fisher Scientific, Waters and other smaller suppliers. Our Vacuum Technologies segment competes primarily with Adixen (Alcatel), Edwards, INFICON, Oerlikon Leybold, Pfeiffer, Ulvac and other smaller suppliers.

Manufacturing

Our principal manufacturing activities consist of precision assembly, test, calibration and certain specialized machining activities. For most of our products, we subcontract a portion of the assembly and machining, but perform all other assembly, test and calibration functions. For some products, we have subcontracted all manufacturing operations.

We believe that the ability to manufacture reliable products in a cost-effective manner is critical to meeting the "just-in-time" delivery and other demanding requirements of our OEM and end-user customers. We monitor and analyze product lead times, warranty data, process yields, supplier performance, field data on mean time between failures, inventory turns, repair response times and other indicators so that we can continuously improve our manufacturing processes.

We are continuously looking for opportunities to outsource manufacturing to third parties who can provide the same quality at lower costs, and to consolidate our own manufacturing into fewer and lower-cost locations. These initiatives raise certain risks and uncertainties, which are discussed in *Item 1A—Risk Factors—Restructuring and Other Efficiency Improvement Activities.*

As of October 3, 2008, we operated 13 significant manufacturing facilities located throughout the world. Our Scientific Instruments segment had manufacturing facilities in Palo Alto, California; Walnut Creek, California; Lake Forest, California; Ft. Collins, Colorado; Cary, North Carolina; Melbourne, Australia; Grenoble, France; Middelburg, Netherlands; Wroclaw, Poland; Church Stretton, United Kingdom; and Yarnton, United Kingdom. Our Vacuum Technologies segment had manufacturing facilities in Lexington, Massachusetts, and Turin, Italy.

All of our significant manufacturing facilities, other than our facility in Wroclaw, Poland, have been certified as complying with the International Organization for Standardization Series 9000 Quality Standards ("ISO 9000").

Raw Materials

Our manufacturing operations require a wide variety of raw materials, electronic and mechanical components, chemical and biochemical materials and other supplies, some of which are occasionally in short supply. In addition, use of certain of our products requires reliable and cost-effective supply of certain raw materials. For example, end-users of our magnet-based products require helium to operate those products. Helium can be, and at various times has been, difficult to source and is becoming more expensive. If we or our customers cannot obtain sufficient quantities of helium, it could prevent us from shipping and installing superconducting magnets, which could result in our inability to recognize revenues on magnet-based products. Although we have taken and will continue to take steps to reduce the volume of helium required for the manufacture and use of these products, shortages of helium could result in even higher helium prices, and thus higher operating costs for magnet-based products, which could impact demand for those products as well as our profit margins on those products and related services. Changes in the availability or price of certain other key raw materials (such as copper) or components could increase our costs or our customers' costs to acquire and operate our products, which could have an adverse effect on our financial condition or results of operations.

We manufacture some components used in our products. Other components, including certain consumables materials and electronic components and subassemblies, are purchased from other manufacturers. Most of the raw materials, components and supplies we purchase are available from a number of different suppliers; however, a number of items—such as wire used in superconducting magnets, electronic subassemblies and final assemblies used in scientific instruments—are purchased from limited or single sources of supply. Disruption of these sources could cause delays or reductions in shipment of our products or increases in our costs, which could have an adverse effect on our financial condition or results of operations.

Research and Development

We are actively engaged in basic and applied research, development and engineering programs designed to develop new products and to improve existing products. During fiscal years 2008, 2007 and 2006, we spent $71.8 million, $65.2 million and $59.7 million, respectively, on research, development and related engineering activities. Over this period, the focus of our research and development activities has been shifting more toward IRD and consumable products. We intend to continue to conduct extensive research and development activities, with a continued emphasis on IRD products such as magnet-based products, mass spectrometers (including vacuum products for use in our mass spectrometers and those of other OEMs) and certain consumable products. There can be no assurance that we will be able to develop and market new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that our existing technology will not be superseded by new discoveries or developments.

Customer Service and Support

We believe that our customer service and support are an integral part of our competitive strategy. As part of our support services, our applications and technical support staff provides individual assistance in supporting customers' specific applications needs, solving analysis problems and integrating vacuum components. We offer training courses and periodically send our customers information on applications development.

Our products generally include a 90-day to one-year warranty, but in some countries and for some products we offer longer warranties. For most of our products, service contracts may be purchased by customers to cover equipment no longer under warranty. Service work not performed under warranty or service contract is generally performed on a time-and-materials basis. We install and service our products primarily through our own field service organization, although certain distributors and sales representatives are contracted to perform some field services.

Patent and Other Intellectual Property Rights

We have a policy of seeking patent, copyright, trademark and trade secret protection in the U.S. and other countries for developments, improvements and inventions originating within our organization that are incorporated in our products or that fall within our fields of interest. As of October 3, 2008, we owned over 340 patents in the U.S. and over 600 patents in other countries, and had numerous patent applications on file with various patent agencies worldwide. We intend to continue to file patent applications as we deem appropriate.

FORM 10-K

Certain of our magnet-based products (including NMR, MR imaging and FTMS systems, NMR probes, superconducting magnets and other related components) sell on long lead-times, sometimes in excess of one year. Certain of these systems and components sell for high prices; are complex; require development of new technologies and, therefore, significant research and development resources; are often intended for evolving research applications; often have customer-specific features, capabilities and acceptance criteria; and can be difficult to manufacture and require long lead times. If we are unable to meet these challenges, it could have an adverse effect on our financial condition or results of operations. In addition, all of these factors can make it difficult for us to forecast the timing of revenue recognition and the gross profit on these products.

Changes in our effective tax rate can also create variability in our operating results. Our effective tax rate can be adversely affected by earnings being lower than anticipated in countries having lower statutory rates and higher than anticipated in countries having higher statutory rates, by changes in the valuation of deferred tax assets or liabilities, by changes in tax laws or interpretations thereof or by other discrete tax events. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges against or credits to our income tax reserves and/or expense may become necessary or changes in our unrecognized tax benefits could result. Any such adjustments or changes could have an adverse effect on our financial condition or results of operations. All of this can make it difficult for us to forecast our effective tax rate.

Competition. The industries in which we operate are highly competitive. We compete against numerous companies, both U.S. and non-U.S., most with global operations. Some of our competitors have greater financial resources than we have, which may enable them to respond more quickly to new or emerging technologies, take advantage of acquisition opportunities, achieve economies of scale and other cost reductions, compete on price or devote greater resources to research and development, engineering, manufacturing, marketing, sales or managerial activities. Some also have greater name recognition and geographic and market presence or lower cost structures than we do. In addition, weaker demand and excess capacity in our industries could cause greater price competition as our competitors seek to maintain sales volumes and market share. For the foregoing reasons, competition could result in lower revenues due to lost sales or price reductions, lower margins and loss of market share, which could have an adverse effect on our financial condition or results of operations.

Although no single customer accounted for 10% or more of our sales in fiscal year 2008, we do have important customers, the loss of which could have an adverse effect on our results of operations.

New Product Development. Technological innovation and new product development are important to maintain the competitive position of our products and to grow our sales and profit margins. We have historically dedicated a significant portion of our resources to research and development efforts as a means of generating new products and improving existing products, and intend to continue to conduct extensive research and development activities, with an emphasis on information rich detection products such as magnet-based products, mass spectrometers (including vacuum products for use in mass spectrometers) and certain consumable products. However, there can be no assurance that we will be able to improve existing products and/or develop new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that our existing technology will not be superseded by new discoveries or developments. If we fail to improve existing products and/or develop new products on a timely basis, we could experience lower revenues and/or lower profit margins, which could have an adverse effect on our financial condition or results of operations.

Key Suppliers and Raw Materials. Some items we purchase for the manufacture of our products, including wire used in superconducting magnets and electronic subassemblies used in scientific instruments, are purchased from limited or single sources of supply. We are undertaking to further outsource manufacturing of certain parts, components, subsystems and even finished products, often to single sources. Disruption of these sources could cause delays or reductions in shipments of our products or increases in our costs, which could have an adverse effect on our financial condition or results of operations.

Investor Information

Financial and other information relating to us can be accessed on the Investors page at our website. This can be reached from our main Internet website (http://www.varianinc.com) by clicking on "Investors." On the Investors page at our website, we make available, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing them with or furnishing them to the SEC.

Item 1A. Risk Factors

Overall Economic Conditions. As a result of current economic uncertainties, including with respect to global capital and credit markets and overall economic growth, our customers could experience financial difficulties and as a result modify, delay or cancel plans to purchase our products or services or be unable to pay us on accounts receivable that are owed to the Company. In addition, our suppliers (including our key suppliers, discussed below), could experience credit or other financial difficulties that could result in delays in their ability to supply us with necessary raw materials, components or finished products. Any of these factors could have an adverse effect on our financial condition or results of operations.

In addition, we might find it more difficult or expensive in the current economic environment to secure additional capital or credit to pursue actions we would consider beneficial to the Company or our stockholders, such as acquisitions, capital investments and/or repurchases of our common stock. Although we believe our cash and surplus funds are appropriately invested or in depository accounts, we could also experience losses on those investments or accounts. Any of these factors could have an adverse effect on our financial condition or results of operations.

Customer Demand. Demand for our products depends upon, among other factors, the level of capital expenditures by current and prospective customers, the rate of economic growth in the markets in which we compete, the level of government funding for research and the competitiveness of our products and services. Changes in any of these factors could have an adverse effect on our financial condition or results of operations.

We must continue to assess and predict customer needs, regulatory requirements and evolving technologies. We must develop new products, including enhancements to existing products, new services and new applications, successfully commercialize, manufacture, market and sell these products and protect our intellectual property in these products. If we are unsuccessful in these areas, our financial condition or results of operations could be adversely affected.

Variability of Operating Results. We experience some cyclical patterns in sales of our products. Generally, sales and earnings in the first quarter of our fiscal year are lower when compared to the preceding fourth fiscal quarter, in part, because there are fewer working days in our first fiscal quarter (October to December). Sales and earnings in our third fiscal quarter are usually flat to down sequentially compared to the second fiscal quarter, primarily because there are a number of holidays in the early part of the quarter, especially in Europe, and the June quarter-end has no significant customer year ends to influence orders. Our fourth fiscal quarter sales and earnings are often the highest in the fiscal year compared to the other three quarters, primarily because many government- and research-related customers spend budgeted money before their own fiscal years end. This cyclical pattern can be influenced by other factors, including the timing of revenue recognition on large systems, general economic conditions, acquisitions, new product introductions and products requiring long manufacturing and installation lead times (such as NMR, MR imaging and FTMS systems and superconducting magnets). Consequently, our results of operations may fluctuate significantly from quarter to quarter, which can make it difficult to anticipate, compare and measure our results of operations on a quarterly basis.

Most of our products are shipped soon after they are ordered by customers, with the time between order receipt and shipment being as short as a few days for some products and less than a fiscal quarter for most others. However, other products, in particular certain magnet-based products, can have significantly longer lead times, sometimes in excess of one year. Significant shipments often occur in the last month of each quarter, in part because of how customers place orders and schedule shipments. This can make it difficult for us to forecast our results of operations.

equity investments or our failure to successfully evaluate, negotiate and integrate acquisitions could have an adverse effect on our financial condition or results of operations.

Restructuring and Other Efficiency Improvement Activities. We have undertaken restructuring activities (such as our Northern California manufacturing consolidation) and other efficiency improvement activities (such as our global procurement, lower-cost manufacturing and outsourcing initiatives), and have announced and may undertake similar activities in the future, that we expect to result in certain costs and eventual cost savings. These costs and cost savings are based on estimates at the time of plan commitment as to the timing of activities to be completed and the timing and amount of related costs to be incurred. We could experience delays, business disruptions and employee turnover in connection with restructuring and other efficiency improvement activities and our estimates of the costs to complete and savings achieved by these activities could change. As a result, these activities could have an adverse impact on our financial condition or results of operations.

Non-U.S. Operations. A significant portion of our manufacturing activities, customers, suppliers and employees are outside of the U.S. As a result, we are subject to various risks, including the following: duties, tariffs and taxes; restrictions on currency conversions, fund transfers or profit repatriations; import, export and other trade restrictions; protective labor regulations and union contracts; compliance with local laws and regulations, as well as U.S. laws and regulations (such as the Foreign Corrupt Practices Act) as they relate to our non-U.S. operations; travel and transportation difficulties; and adverse developments in political or economic environments in countries where we operate. These risks could have an adverse effect on our financial condition or results of operations.

Currency Exchange Rates. The U.S. dollar value of our sales and product and operating costs varies with currency exchange rate fluctuations. In order of magnitude, our sales are mainly denominated in U.S. dollars, Euros, British pounds and Japanese yen, while our costs are mainly denominated in U.S. dollars, Euros, Australian dollars and British pounds. Because we manufacture and sell in the U.S. and many other countries, the impact that currency exchange rate fluctuations have on us is dependent on the interaction of a number of variables. These variables include, but are not limited to, the relationships between various foreign currencies, the relative amount of our revenues and costs that are denominated in U.S. dollars or in U.S. dollar-linked currencies, customer resistance to currency-driven price changes and the suddenness and severity of changes in certain foreign currency exchange rates. In addition, we hedge most of our balance sheet exposures denominated in other-than-local currencies based upon forecasts of those exposures; in the event that these forecasts are overstated or understated during periods of currency volatility, foreign exchange losses could result. For all of these reasons, currency exchange fluctuations could have an adverse effect on our financial condition or results of operations.

Credit Risk. We extend trade credit to many of our customers. We generally perform credit evaluations of these customers before extending credit. To some extent, we utilize letters of credit to mitigate credit risks. While we believe that we take appropriate steps to manage customer credit risk, our customers could experience financial difficulties, in particular given current economic conditions, that could result in delays or difficulties in collecting on accounts receivable that are owed to the Company. This could have an adverse effect on our financial condition or results of operations.

We have cash and surplus funds that we invest, primarily in demand deposits, short-term U.S. Treasury securities and money market funds. We also purchase foreign exchange forward contracts in order to minimize the short-term impact of foreign currency fluctuations, which contracts are placed primarily with major financial institutions. We also accept letters of credit from financial institutions to ensure payment for sales of our products. Although we believe that our cash and cash equivalents, our foreign exchange forward contracts and letters of credit provided to us, are invested or placed with secure financial institutions, there is no assurance that these financial institutions will not default on their obligations to us, especially given global financial market conditions. Loss of principal on demand deposits or invested funds or a default on a foreign exchange forward contract or letter of credit could have an adverse effect on our financial condition or results of operations.

Key Personnel. Our success depends upon the efforts and abilities of key personnel, including research and development, engineering, manufacturing, finance, administrative, marketing, sales and management personnel. The availability of qualified personnel and the cost to attract, motivate and retain them can vary significantly based on factors such as the strength of the general economy. However, even in weak economic periods, there is still intense competition for personnel with certain expertise in the geographic areas where we compete for personnel. In addition, certain employees have significant institutional and proprietary technical knowledge, which could be difficult to quickly replace. Failure to attract, motivate and retain qualified personnel, who generally do not have employment agreements or post-employment non-competition agreements, could have an adverse effect on our financial condition or results of operations.

Certain Employee Benefit Plans. Many of our U.S. employees participate in health care plans under which we are self-insured. We maintain a stop-loss insurance policy that covers the cost of certain individually large claims under these plans. Each year, our expenses under these plans are recorded based on actuarial estimates of the number and costs of expected claims, administrative costs and stop-loss premiums. These estimates are then adjusted at the end of each plan year to reflect actual costs incurred. Actual costs under these plans are subject to variability depending primarily upon participant enrollment and demographics, the actual number and costs of claims made and whether and how much the stop-loss insurance we purchase covers the cost of these claims. In the event that our cost estimates differ from actual costs, our financial condition and results of operations could be adversely impacted.

We also maintain defined benefit pension plans for our employees in several countries outside of the U.S. In accordance with Statement of Financial Accounting Standards No. ("SFAS") 87, *Employers' Accounting for Pensions*, we utilize a number of assumptions including the expected long-term rate of return on plan assets and the discount rate in order to determine our defined benefit pension plan costs each year. These assumptions are set based on relevant long-term debt, equity and other market conditions in the countries in which the plans are maintained. We adjust these assumptions each year in response to corresponding changes in underlying market conditions and expectations. Changes in these market conditions and expectations result in corresponding changes in our defined benefit pension plan assumptions, liabilities and costs. We could also curtail these plans, which could result in us incurring curtailment/settlement charges. In addition, changes in relevant government regulations in the countries in which our defined benefit pension plans are located and/or changes in the accounting rules applicable to these plans (including SFAS 87) could also impact our defined benefit pension plan liabilities and costs. Any such changes could have an adverse effect on our financial condition or results of operations.

Environmental Matters. Our operations are subject to various federal, state and local laws in the U.S., as well as laws in other countries, regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These regulations increase the costs and potential liabilities of our operations. However, we do not currently anticipate that our compliance with these regulations will have a material effect on our capital expenditures, earnings or competitive position.

As is described in *Item 1—Business*, we and VSEA are each obligated (under the terms of the Distribution Agreement) to indemnify VMS for one-third of certain costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs) relating to (a) environmental investigation, monitoring and/or remediation activities at certain facilities previously operated by VAI and third-party claims made in connection with environmental conditions at those facilities, and (b) U.S. Environmental Protection Agency or third-party claims alleging that VAI or VMS is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") in connection with certain sites to which VAI allegedly shipped manufacturing waste for recycling, treatment or disposal (the "CERCLA sites"). With respect to the facilities formerly operated by VAI, VMS is overseeing the environmental investigation, monitoring and/or remediation activities, in most cases under the direction of, or in consultation with, federal, state and/or local agencies, and handling third-party claims. VMS is also handling claims relating to the CERCLA sites. We are also undertaking environmental investigation, and/or monitoring activities at one of our facilities under the direction of or in consultation with governmental agencies.

Various uncertainties make it difficult to estimate future costs for certain of these environmental-related activities, specifically external legal expenses, VMS' internal oversight costs, third-party claims and a former VAI facility where the likelihood and scope of further environmental-related activities are difficult to assess. As of October 3, 2008, it was nonetheless estimated that our future exposure for these environmental-related costs ranged in the aggregate from $1.2 million to $2.6 million. The time frame over which these costs are expected to be incurred varies with each type of cost, ranging up to approximately 30 years as of October 3, 2008. No amount in the foregoing range of estimated future costs is discounted, and no amount in the range is believed to be more probable of being incurred than any other amount in such range. We therefore had an accrual of $1.2 million as of October 3, 2008 for these future environmental-related costs.

FORM 10-K

Sufficient knowledge has been gained to be able to better estimate other costs of future environmental-related activities. As of October 3, 2008, it was estimated that our future costs for these environmental-related activities ranged in the aggregate from $2.3 million to $13.1 million. The time frame over which these costs are expected to be incurred varies, ranging up to approximately 30 years as of October 3, 2008. As to each of these ranges of cost estimates, it was determined that a particular amount within the range was a better estimate than any other amount within the range. Together, these amounts totaled $5.8 million at October 3, 2008. Because both the amount and timing of the recurring portion of these costs were reliably determinable, that portion is discounted at 4%, net of inflation. We therefore had an accrual of $4.0 million as of October 3, 2008, which represents our best estimate of these future environmental-related costs after discounting estimated recurring future costs. This accrual is in addition to the $1.2 million described in the preceding paragraph.

At October 3, 2008, our reserve for environmental-related costs, based upon future environmental-related costs estimated by us as of that date, was calculated as follows:

(in millions)	Recurring Costs	Non-Recurring Costs	Total Anticipated Future Cost
Fiscal Year			
2009	$ 0.3	$ 0.3	$ 0.6
2010	0.2	0.3	0.5
2011	0.2	0.3	0.5
2012	0.3	0.4	0.7
2013	0.3	0.2	0.5
Thereafter	3.6	0.5	4.1
Total costs	$ 4.9	$ 2.0	6.9
Less imputed interest			(1.7)
Reserve amount			5.2
Less current portion			(0.6)
Long-term (included in Other liabilities)			$ 4.6

The foregoing amounts are only estimates of anticipated future environmental-related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation, monitoring and remediation activities and the large number of sites where such investigation, monitoring and remediation activities are being undertaken.

We have not reduced any environmental-related liability in anticipation of recoveries from third parties. However, an insurance company has agreed to pay a portion of certain of VAI's (now VMS') future environmental-related costs, for which we have an indemnification obligation, and we therefore have a long-term receivable of $1.0 million (discounted at 4%, net of inflation) in other assets as of October 3, 2008 for our share of that insurance recovery.

Management believes that our reserves for the foregoing and other environmental-related matters are adequate, but as the scope of our obligation becomes more clearly defined, these reserves may be modified and related charges against or credits to earnings may be made. Although any ultimate liability arising from environmental-related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to our financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, management believes that the costs of environmental-related matters are not reasonably likely to have a material adverse effect on our financial condition or results of operations.

Governmental Regulations. Our businesses are subject to many governmental regulations in the U.S. and other countries, including with respect to protection of the environment, employee health and safety, labor matters, product safety, medical devices, import, export, competition and sales to governmental entities. These regulations are complex and change frequently. We incur significant costs to comply with governmental regulations, costs to comply with new or changed regulations could be significant, and failure to comply could result in suspension of or restrictions on our operations, product recalls, fines, other civil and criminal penalties, private party litigation and damage to our reputation, which could have an adverse effect on our financial condition or results of operations.

In January 2003, the European Union ("EU") adopted Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "WEEE Directive") and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"). The WEEE Directive requires EU-member countries to adopt implementing legislation imposing certain responsibilities on producers (manufacturers and importers) in the EU of electrical and electronic equipment with respect to the collection and disposal of waste from that equipment and the RoHS Directive bans in the EU the use of certain hazardous materials in electrical and electronic equipment. All EU-member countries where we manufacture or import products have adopted implementing legislation under these Directives. As a result of the WEEE Directive, we are incurring (or will incur) waste collection and disposal costs to comply with implementing legislation under the WEEE Directive; these costs have not been significant to-date and we do not expect them to be significant in the future, but if they are, our financial condition or results of operations could be materially adversely affected. As a result of the RoHS Directive, certain raw materials and components sourced from third parties are no longer available, or will in the future become unavailable, for use in the manufacture of the Company's products; we have not experienced significant supply disruptions and have not incurred significant costs as a result of the RoHS Directive and we do not expect such disruptions or costs to be significant in the future, but if they are, our financial condition or results of operations could be materially adversely affected. In addition, legislation similar to the WEEE and RoHS Directives have been or could be enacted in other countries outside the EU (such as China), which could have an adverse effect on our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of October 3, 2008, we had manufacturing, warehouse, research and development, sales, service and administrative facilities that had an aggregate floor space of approximately 550,000 square feet in the U.S. and 882,000 square feet outside of the U.S., for a total of approximately 1,432,000 square feet worldwide. Of these facilities, aggregate floor space of approximately 571,000 square feet was leased, and we owned the remainder. We believe that our facilities and equipment generally are well maintained, in good operating condition, suitable for our purposes and adequate for current operations. In the first quarter of fiscal year 2009, we entered into an agreement with VMS under which we agreed to surrender to them the sublease for our facility in Palo Alto, California, which has a total floor space of approximately 210,000 square feet. We expect to fully vacate this facility in the third quarter of fiscal year 2010.

As of October 3, 2008, we owned or leased 13 significant manufacturing facilities located throughout the world. Our Scientific Instruments segment had manufacturing facilities in Palo Alto, California; Walnut Creek, California; Lake Forest, California; Ft. Collins, Colorado; Cary, North Carolina; Melbourne, Australia; Grenoble, France; Middelburg, Netherlands; Wroclaw, Poland; Church Stretton, United Kingdom; and Yarnton, United Kingdom. Our Vacuum Technologies segment had manufacturing facilities in Lexington, Massachusetts; and Turin, Italy. We also owned or leased 55 sales and service facilities located throughout the world, 49 of which were located outside of the U.S., including in Argentina, Australia, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Korea, Mexico, Netherlands, Russia, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom.

Item 3. Legal Proceedings

We are involved in pending legal proceedings that are ordinary, routine and incidental to our business. While the ultimate outcome of these and other legal matters is not determinable, we believe that these matters are not reasonably likely to have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Our high and low common stock selling prices in each of the four quarters of fiscal years 2008 and 2007 follow:

	Fiscal Year 2008 Common Stock Selling Prices			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 73.89	$ 67.94	$ 59.76	$ 54.42
Low	$ 64.21	$ 50.61	$ 49.15	$ 40.75

	Fiscal Year 2007 Common Stock Selling Prices			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 48.38	$ 59.61	$ 59.81	$ 65.39
Low	$ 43.51	$ 44.62	$ 53.79	$ 55.64

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol VARI.

We have never paid cash dividends on our capital stock and do not currently anticipate paying any cash dividends in the foreseeable future.

There were 2,504 holders of record of our common stock on November 21, 2008.

(b) Not applicable.

(c) *Stock Repurchases.* The following table summarizes information relating to stock repurchases during the fiscal quarter ended October 3, 2008.

Fiscal Month	Shares Repurchased(1)	Average Price Per Share(1)	Total Value of Shares Repurchased as Part of Publicly Announced Plan(2)(3)	Maximum Total Value of Shares that May Yet Be Purchased Under the Plan(2)
(in thousands, except per share amount)				
Balance – June 27, 2008				$ 69,505
June 28, 2008 – July 25, 2008	—	$ —	$ —	$ 69,505
July 26, 2008 – August 22, 2008	319	$ 49.39	15,674	$ 53,831
August 23, 2008 – October 3, 2008	186	$ 49.51	9,182	$ 44,649
Total shares repurchased	505	$ 49.25	$ 24,856	

(1) Includes two thousand shares tendered to the Company by employees in settlement of employee tax withholding obligations due from those employees upon the vesting of restricted stock.

(2) In February 2008, our Board of Directors approved a stock repurchase program under which we were authorized to utilize up to $100 million to repurchase shares of our common stock. This repurchase program is effective through December 31, 2009.

(3) Excludes commissions on repurchases.

FORM 10-K

Item 6. Selected Financial Data

(in millions, except per share amounts)	Fiscal Year Ended				
	Oct. 3, 2008[1]	Sept. 28, 2007[1]	Sept. 29, 2006[1]	Sept. 30, 2005[2]	Oct. 1, 2004[2]
Statement of Earnings Data					
Sales	$1,012.5	$920.6	$834.7	$772.8	$724.4
Earnings from continuing operations before income taxes	$ 102.7	$ 96.8	$ 74.7	$ 63.5	$ 68.4
Income tax expense	$ 36.3	$ 33.2	$ 24.6	$ 16.8	$ 23.1
Earnings from continuing operations	$ 66.4	$ 63.6	$ 50.1	$ 46.7	$ 45.3
Earnings from discontinued operations	—	—	—	$ 79.3	$ 14.2
Net earnings	$ 66.4	$ 63.6	$ 50.1	$126.0	$ 59.5
Net earnings per basic share:					
Continuing operations	$ 2.24	$ 2.09	$ 1.62	$ 1.39	$ 1.31
Discontinued operations	—	—	—	2.35	0.41
Net earnings	$ 2.24	$ 2.09	$ 1.62	$ 3.74	$ 1.72
Net earnings per diluted share:					
Continuing operations	$ 2.21	$ 2.05	$ 1.59	$ 1.36	$ 1.27
Discontinued operations	—	—	—	2.31	0.39
Net earnings	$ 2.21	$ 2.05	$ 1.59	$ 3.67	$ 1.66

	Fiscal Year End				
	Oct. 3, 2008[1]	Sept. 28, 2007[1]	Sept. 29, 2006[1]	Sept. 30, 2005	Oct. 1, 2004
Balance Sheet Data					
Total assets	$ 903.2	$936.8	$861.6	$796.0	$830.7
Long-term debt (excluding current portion)	$ 18.8	$ 18.8	$ 25.0	$ 27.5	$ 30.0

(1) The results for fiscal years 2008, 2007 and 2006 reflect share-based compensation expense as a result of the adoption of SFAS 123(R) on a prospective basis in the first quarter of fiscal year 2006. Accordingly, the results for prior periods do not reflect such expense.

(2) Until March 11, 2005, we operated an electronics manufacturing business, which was a contract manufacturer of electronic assemblies and subsystems such as printed circuit boards for OEMs. On that date, we sold our Electronics Manufacturing business to Jabil Circuit, Inc. As a result, this business has been treated as a discontinued operation in the fiscal years ended September 30, 2005 and October 1, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our fiscal years reported are the 52- or 53-week periods that ended on the Friday nearest September 30. Fiscal year 2008 was comprised of the 53-week period that ended on October 3, 2008. Fiscal year 2007 was comprised of the 52-week period that ended on September 28, 2007. Fiscal year 2006 was comprised of the 52-week period that ended on September 29, 2006. While fiscal year 2008 revenue and earnings benefited from the extra week, the benefit was substantially less than a proportionate amount.

The discussion below should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying Notes to the Financial Statements included in Item 15 of this report. In addition, this discussion contains forward-looking statements and should be read together with the risks to our business as described in *Part I—Caution Regarding Forward-Looking Statements* and *Item 1A—Risk Factors.*

FORM 10-K

Results of Operations

Fiscal Year 2008 Compared to Fiscal Year 2007

Segment Results

For financial reporting purposes, our operations are grouped into two reportable business segments: Scientific Instruments and Vacuum Technologies. The following table presents comparisons of our sales and operating earnings for each of those segments and in total for fiscal years 2008 and 2007:

	Fiscal Year Ended					
	October 3, 2008		September 28, 2007		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Segment:						
Scientific Instruments	$ 838.7	82.8%	$761.5	82.7%	$77.2	10.1%
Vacuum Technologies	173.8	17.2	159.1	17.3	14.7	9.3
Total company	$1,012.5	100.0%	$920.6	100.0%	$91.9	10.0%
Operating Earnings by Segment:						
Scientific Instruments	$ 80.7	9.6%	$ 79.4	10.4%	$ 1.3	1.5%
Vacuum Technologies	34.4	19.8	32.0	20.1	2.4	7.6
Total segments	115.1	11.4	111.4	12.1	3.7	3.3
General corporate	(13.6)	(1.4)	(18.8)	(2.1)	5.2	27.9
Total company	$ 101.5	10.0%	$ 92.6	10.1%	$ 8.9	9.6%

Scientific Instruments. The increase in Scientific Instruments sales was primarily attributable to higher sales volume across a broad range of our analytical instruments and consumable products, partially offset by lower sales of research products. Sales increased for environmental, energy and life science applications. During fiscal year 2008, the U.S. dollar weakened compared to most other foreign currencies in which the Company sells products and services, which also contributed to the increase in sales. Excluding sales from businesses acquired in fiscal year 2008, Scientific Instruments sales in the fiscal year increased by approximately 9% compared to fiscal year 2007.

Scientific Instruments operating earnings for fiscal year 2008 include an acquisition-related in-process research and development charge of $1.7 million, acquisition-related intangible amortization of $8.4 million, amortization of $1.4 million related to inventory written up to fair value in connection with acquisitions, restructuring and other related costs of $5.5 million and share-based compensation expense of $3.5 million. In comparison, Scientific Instruments operating earnings for fiscal year 2007 include acquisition-related intangible amortization of $7.9 million, amortization of $1.3 million related to inventory written up to fair value in connection with an acquisition, restructuring and other related costs of $4.3 million and share-based compensation expense of $3.4 million. Excluding the impact of these items,

FORM 10-K

operating earnings were lower as a percentage of sales due to higher transition costs related to the relocation of manufacturing activities for certain products, the weaker U.S. dollar (which was favorable to reported sales but unfavorable to reported operating margins) and higher costs relating to new product introductions. These factors more than offset the positive impact of sales volume leverage.

Vacuum Technologies. The increase in Vacuum Technologies sales was driven by higher sales volume over a broad range of products and services and the positive impact of the weaker U.S. dollar.

Vacuum Technologies operating earnings for fiscal years 2008 and 2007 include share-based compensation expense of $0.9 million and $1.1 million, respectively. Excluding the impact of this item, the decrease in Vacuum Technologies operating earnings as a percentage of sales was primarily the result of the weaker U.S. dollar, which was only partially offset by the positive impact of sales volume leverage.

Consolidated Results

The following table presents comparisons of our sales and other selected consolidated financial results for fiscal years 2008 and 2007:

	Fiscal Year Ended					
	October 3, 2008		September 28, 2007		Increase (Decrease)	
(dollars in millions, except per share data)	$	% of Sales	$	% of Sales	$	%
Sales	$1,012.5	100.0%	$920.6	100.0%	$91.9	10.0%
Gross profit	452.4	44.7	415.5	45.1	36.9	8.9
Operating expenses:						
Selling, general and administrative	277.4	27.4	257.8	28.0	19.6	7.7
Research and development	71.8	7.1	65.2	7.0	6.6	10.2
Purchased in-process research and development	1.7	0.2	—	—	1.7	100.0
Total operating expenses	350.9	34.7	323.0	35.0	27.9	8.7
Operating earnings	101.5	10.0	92.5	10.1	9.0	9.6
Impairment of private company equity investment	(3.0)	(0.3)	—	—	(3.0)	(100.0)
Interest income	5.9	0.6	6.2	0.7	(0.3)	(3.6)
Interest expense	(1.7)	(0.1)	(1.9)	(0.2)	0.2	11.8
Income tax expense	(36.3)	(3.6)	(33.2)	(3.7)	(3.1)	9.2
Net earnings	$ 66.4	6.6%	$ 63.6	6.9%	$ 2.8	4.4%
Net earnings per diluted share	$ 2.21		$ 2.05		$0.16	

Sales. As discussed under the heading *Segment Results* above, sales by the Scientific Instruments and Vacuum Technologies segments in fiscal year 2008 increased by 10.1% and 9.3%, respectively, compared to fiscal year 2007. The growth in consolidated sales was broad-based, with increases in sales of products for environmental, energy and life science applications. The weaker U.S. dollar and acquisitions also had a positive effect on the reported sales increases. Excluding sales from businesses acquired in fiscal year 2008, sales in fiscal year 2008 increased by approximately 9% compared to fiscal year 2007.

For geographic reporting purposes, we refer to four regions—North America (excluding Mexico), Europe (including the Middle East and Africa), Asia Pacific (including India) and Latin America (including Mexico).

Sales by geographic region in fiscal years 2008 and 2007 were as follows:

	Fiscal Year Ended					
	October 3, 2008		September 28, 2007		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Geographic Region:						
North America	$ 324.8	32.1%	$312.1	33.9%	$12.7	4.1%
Europe	409.0	40.4	376.8	40.9	32.2	8.6
Asia Pacific	216.6	21.4	185.6	20.2	31.0	16.7
Latin America	62.1	6.1	46.1	5.0	16.0	34.4
Total company	$1,012.5	100.0%	$920.6	100.0%	$91.9	10.0%

The increases in sales in Europe, Asia Pacific and North America were attributable to higher sales by both the Scientific Instruments and Vacuum Technologies segments. The sales increase in Latin America was driven by higher Scientific Instruments sales, with Vacuum Technologies sales essentially flat in that region.

Gross Profit. Gross profit for fiscal year 2008 includes $6.5 million in amortization expense relating to acquisition-related intangible assets, $1.4 million in amortization expense related to inventory written up to fair value in connection with recent acquisitions, $1.6 million in restructuring and other related costs and share-based compensation expense of $0.4 million. In comparison, gross profit for fiscal year 2007 includes $5.3 million in amortization expense relating to acquisition-related intangible assets, $1.3 million in amortization expense related to inventory written up to fair value in connection with an acquisition, $1.2 million in restructuring and other related costs and share-based compensation expense of $0.4 million. Excluding the impact of these items, gross profit as a percentage of sales decreased slightly due to higher transition costs related to the relocation of manufacturing activities for certain products and the weaker U.S. dollar (which was favorable to reported sales but unfavorable to reported gross profit margins).

Selling, General and Administrative. Selling, general and administrative expenses for fiscal year 2008 include $1.8 million in amortization expense relating to acquisition-related intangible assets, $2.6 million in restructuring and other related costs and $8.5 million in share-based compensation expense. In comparison, selling, general and administrative expenses for fiscal year 2007 include $2.6 million in amortization expense relating to acquisition-related intangible assets, $2.4 million in restructuring and other related costs and $8.9 million in share-based compensation expense. Excluding the impact of these items, the slight decrease in selling, general and administrative expenses as a percentage of sales was primarily the result of sales volume leverage and lower employee bonus accruals, largely offset by the weaker U.S. dollar and higher costs relating to new product introductions.

Research and Development. Research and development expenses for fiscal year 2008 include $1.3 million in restructuring and other related costs and share-based compensation expense of $0.4 million. In comparison, research and development expenses for fiscal year 2007 include $0.8 million in restructuring and other related costs and share-based compensation expense of $0.5 million. Excluding the impact of these items, research and development expenses were flat as a percentage of sales.

Purchased In-Process Research and Development. In connection with the Oxford Diffraction acquisition in the third quarter of fiscal year 2008, we recorded a one-time charge of $1.7 million to immediately expense acquired in-process research and development related to projects that were in process but incomplete at the time of the acquisition.

Restructuring Activities. Between fiscal years 2003 and 2007, we committed to several restructuring plans in order to adjust our organizational structure, improve operational efficiencies and/or eliminate redundant or excess costs resulting from acquisitions or dispositions during those periods. We have incurred a total of $19.7 million in restructuring expense under these restructuring plans.

The following table sets forth changes in our aggregate liability during fiscal year 2008 relating to all restructuring plans:

(in thousands)	Employee-Related	Facilities-Related	Total
Balance at September 28, 2007	$ 2,222	$ 707	$ 2,929
Charges to expense, net	1,291	761	2,052
Cash payments	(1,702)	(408)	(2,110)
Foreign currency impacts and other adjustments	29	(16)	13
Balance at October 3, 2008	$ 1,840	$1,044	$ 2,884

In addition, we have also recorded other costs related directly to these plans (comprised primarily of employee retention and relocation costs and accelerated depreciation of assets to be disposed upon the closure of facilities) totaling $8.8 million. Of this amount, a total of $3.4 million was recorded during fiscal year 2008.

Fiscal Year 2007 Plan. During the third quarter of fiscal year 2007, we committed to a plan to combine and optimize the development and assembly of most of our nuclear magnetic resonance ("NMR") and mass spectrometry products, to further centralize related administration and other functions and to reallocate certain resources toward more rapidly growing product lines and geographies. As part of the plan, we are creating an information rich detection ("IRD") center in Walnut Creek, California, where certain NMR operations located in Palo Alto, California will be integrated with mass spectrometry operations already located in Walnut Creek. Merging our IRD talent base into this single location will capitalize on our strength in NMR and mass spectrometry, and enhance our ability to develop innovative IRD solutions that are more powerful, complementary, routine and user-friendly. Underscoring our commitment to IRD and the benefits that a combined location and organization will provide, we are investing in a new 45,000 square foot building and a substantial remodel of an existing building there to house the IRD center.

As a result of the plan, a number of employee positions have been or will be relocated or eliminated and certain facilities will be consolidated. These actions primarily impact the Scientific Instruments segment and involve the elimination of between approximately 40 and 60 positions. We expect these activities to be completed by the end of fiscal year 2009.

Restructuring and other related costs associated with this plan include one-time termination benefits, retention payments, costs to relocate facilities (including decommissioning costs, moving costs and temporary facility/storage costs), accelerated depreciation of fixed assets to be disposed as a result of facilities actions and lease termination costs. These costs are currently estimated to be between $12.5 million and $15.5 million, of which $5.5 million was incurred in fiscal year 2008 and $4.3 million was incurred in fiscal year 2007. The estimated remaining costs are expected to be settled through the second quarter of fiscal year 2010 except for certain lease termination-related costs, which might be settled as late as the fourth quarter of fiscal year 2012. Costs relating to restructuring activities recorded under this plan have been included in cost of sales, selling, general and administrative expenses and research and development expenses.

The following table sets forth changes in our restructuring liability during fiscal year 2008 relating to the foregoing plan:

(in thousands)	Employee-Related	Facilities-Related	Total
Balance at September 28, 2007	$ 2,222	$ —	$ 2,222
Charges to expense, net	1,291	761	2,052
Cash payments	(1,702)	(252)	(1,954)
Foreign currency impacts and other adjustments	29	42	71
Balance at October 3, 2008	$ 1,840	$ 551	$ 2,391

The restructuring charges of $2.1 million recorded during fiscal year 2008 related to employee termination benefits and costs associated with the closure of leased facilities. We also incurred $3.4 million in other related costs during fiscal year 2008, which were comprised of $2.2 million in employee retention costs and $1.2 million in facilities-related costs including decommissioning costs and a non-cash charge for accelerated depreciation of assets to be disposed upon the closure of facilities.

Since the inception of this plan, we have recorded $4.4 million in related restructuring expense and $5.4 million of other related costs. Upon its completion, the plan is expected to result in certain operational improvements and efficiencies, which we anticipate will result in a reduction of our overall cost structure and annual operating expenses.

Fiscal Year 2009 Plan. During the first quarter of fiscal year 2009, we committed to a plan to reduce our employee headcount in order to reduce operating costs and increase margins. The plan involves the termination of approximately 35 employees, mostly located in Europe, and will result in pretax restructuring and other related costs totaling between $2.5 million and $3.5 million. These costs will relate primarily to one-time termination benefits. We currently anticipate that these costs will be recorded and that the related actions will be substantially completed in the first half of fiscal year 2009. The restructuring costs include no non-cash components and are expected to be settled by the end of fiscal year 2011.

Restructuring Cost Savings. When they were initiated, each of the foregoing restructuring plans was expected to eventually result in a reduction in annual operating expenses. The following table sets forth the estimated annual cost savings for each plan as well as where those cost savings were expected to be realized:

Restructuring Plan	Estimated Annual Cost Savings
Fiscal Year 2007 Plan (Scientific Instruments—to combine and optimize the development and assembly on certain products and to centralize functions and reallocate resources to rapidly growing product lines)	$3.0 million - $5.0 million
Fiscal Year 2009 Plan (Scientific Instruments—to reduce headcount and operating costs and increase operating margins)	$2.0 million - $3.0 million

These estimated cost savings are expected to impact cost of sales, selling, general and administrative expenses and research and development expenses. Some of these cost savings have been and will continue to be reinvested in other parts of our business, for example, as part of our continued emphasis on IRD and consumable products. In addition, unrelated cost increases in other areas of our operations have and could in the future offset some or all of these cost savings. Although it is difficult to quantify with any precision our actual cost savings to date from these activities, many of which are still ongoing, we currently believe that the ultimate savings realized will not differ materially from these estimates.

Impairment of Private Company Equity Investment. During fiscal year 2008, we became aware of information which raised substantial doubt about the ability of a small, private company in which we hold a cost-method equity investment to continue as a going concern. Based on this information, we determined that the fair value of our investment had declined and that the decline was other-than-temporary. As a result, we wrote off the entire $3.0 million carrying value via an impairment charge during fiscal year 2008.

Income Tax Expense. The effective income tax rate was 35.3% for fiscal year 2008, compared to 34.3% for fiscal year 2007. The higher effective income tax rate in fiscal year 2008 was primarily due to higher U.S. state taxes, higher U.S. taxes on distributable foreign earnings, higher non-deductible compensation expense and a non-deductible in-process research and development charge related to an acquisition. These factors were partially offset by the benefit from a reduction in unrecognized tax benefits due to the lapse of certain statutes of limitations in fiscal year 2008 and lower taxes on retained foreign earnings.

Net Earnings. Net earnings for fiscal year 2008 included a non-deductible in-process research and development charge of $1.7 million and the after-tax impacts of an impairment of a private company equity investment of $3.0 million, $8.4 million in acquisition-related intangible amortization, $1.4 million in amortization related to inventory written up to fair value in connection with recent acquisitions, $5.5 million in restructuring and other related costs and $9.3 million in share-based compensation expense. Net earnings for fiscal year 2007 included the after-tax impacts of $7.9 million in acquisition-related intangible amortization, $1.3 million in amortization related to inventory written up to fair value in connection with the acquisition of IonSpec, $4.3 million in restructuring and other related costs and $9.8 million in share-based compensation expense. Excluding the after-tax impact of these items, the increase in net earnings in fiscal year 2008 was primarily attributable to higher sales volume (including sales volume leverage on operating expenses), partially offset by higher transition costs related to the relocation of manufacturing activities for certain products and higher costs relating to new product introductions.

Fiscal Year 2007 Compared to Fiscal Year 2006

Segment Results

The following table presents comparisons of our sales and operating earnings for each of our segments and in total for fiscal years 2007 and 2006:

	Fiscal Year Ended					
	September 28, 2007		September 29, 2006		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Segment:						
Scientific Instruments	$761.5	82.7%	$686.0	82.2%	$75.5	11.0%
Vacuum Technologies	159.1	17.3	148.7	17.8	10.4	7.0
Total company	$920.6	100.0%	$834.7	100.0%	$85.9	10.3%
Operating Earnings by Segment:						
Scientific Instruments	$ 79.4	10.4%	$ 60.3	8.8%	$19.1	31.8%
Vacuum Technologies	32.0	20.1	29.1	19.6	2.9	9.8
Total segments	111.4	12.1	89.4	10.7	22.0	24.7
General corporate	(18.8)	(2.1)	(16.6)	(2.0)	(2.2)	(13.9)
Total company	$ 92.6	10.1%	$ 72.8	8.7%	$19.8	27.1%

Scientific Instruments. The increase in Scientific Instruments sales was primarily attributable to higher sales volume, in particular from mass spectrometers and other analytical instruments. Sales into environmental and energy applications increased strongly, while sales into life science applications increased modestly. Scientific Instruments revenues for fiscal year 2006 do not include sales for the full period from PL International Limited ("Polymer Labs"), which was acquired in November 2005. Excluding the impact of Polymer Labs, Scientific Instruments sales in fiscal year 2007 increased by approximately 10.7% compared to fiscal year 2006.

Scientific Instruments operating earnings for fiscal year 2007 include restructuring and other related costs of $4.3 million, acquisition-related intangible amortization of $7.9 million, share-based compensation expense of $3.4 million and amortization of $1.3 million related to inventory written up to fair value in connection with acquisitions. In comparison, Scientific Instruments operating earnings for fiscal year 2006 include restructuring and other related costs of $0.2 million, an in-process research and development charge of $0.8 million relating to the acquisition of Polymer Labs, acquisition-related intangible amortization of $8.3 million, share-based compensation expense of $3.5 million and amortization of $4.3 million related to inventory written up to fair value in connection with acquisitions. Excluding the impact of these items, the increase in operating earnings as a percentage of sales resulted primarily from sales volume leverage and efficiency improvements benefiting selling, general and administrative expenses as well as the transition to internally sourced magnets for certain of our research products.

Vacuum Technologies. Vacuum Technologies sales increased primarily as a result of higher sales volume of products for life science applications.

Vacuum Technologies operating earnings for fiscal years 2007 and 2006 include the impact of share-based compensation expense of $1.1 million in both periods. Excluding the impact of these items, the increase in operating earnings as a percentage of sales was primarily attributable to the impact of sales volume leverage on research and development expenses and, to a lesser extent, selling, general and administrative expenses.

Consolidated Results

The following table presents comparisons of our sales and other selected consolidated financial results for fiscal years 2007 and 2006:

	Fiscal Year Ended					
	September 28, 2007		September 29, 2006		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions, except per share data)						
Sales	$920.6	100.0%	$834.7	100.0%	$85.9	10.3%
Gross profit	415.5	45.1	374.3	44.8	41.2	11.0
Operating expenses:						
Selling, general and administrative	257.8	28.0	241.0	28.9	16.8	6.9
Research and development	65.2	7.0	59.7	7.1	5.5	9.1
Purchased in-process research and development	—	—	0.8	0.1	(0.8)	(100.0)
Total operating expenses	323.0	35.0	301.5	36.1	21.5	7.1
Operating earnings	92.5	10.1	72.8	8.7	19.7	27.1
Interest income	6.2	0.7	4.0	0.5	2.2	53.0
Interest expense	(1.9)	(0.2)	(2.2)	(0.3)	0.3	(13.6)
Income tax expense	(33.2)	(3.7)	(24.5)	(2.9)	(8.7)	35.0
Net earnings	$ 63.6	6.9%	$ 50.1	6.0%	$13.5	27.1%
Net earnings per diluted share	$ 2.05		$ 1.59		$0.46	

Sales. As discussed under the heading *Segment Results* above, sales by the Scientific Instruments and Vacuum Technologies segments in fiscal year 2007 increased by 11.0% and 7.0%, respectively, compared to fiscal year 2006. On a consolidated basis, sales grew 10.3% in fiscal year 2007, with strong growth into environmental, energy, and applied research and other applications and modest growth into life science applications. Revenues for fiscal year 2006 do not include sales for the full twelve months from Polymer Labs, which was acquired in November 2005. Excluding the impact of Polymer Labs, sales in fiscal year 2007 increased by approximately 10.1% compared to fiscal year 2006.

Sales by geographic region in fiscal years 2007 and 2006 were as follows:

	Fiscal Year Ended					
	September 28, 2007		September 29, 2006		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Geographic Region:						
North America	$312.1	33.9%	$325.5	39.0%	$(13.4)	(4.1)%
Europe	376.8	40.9	309.6	37.1	67.2	21.7
Asia Pacific	185.6	20.2	163.6	19.6	22.0	13.4
Latin America	46.1	5.0	36.0	4.3	10.1	28.1
Total company	$920.6	100.0%	$834.7	100.0%	$ 85.9	10.3%

The increases in sales in Europe, Asia Pacific and Latin America were primarily attributable to stronger demand across a broad range of our products, in particular analytical instruments and vacuum products. The weaker U.S. dollar also had a positive effect on the reported sales increases in these regions. In Europe, higher sales of research products also contributed to the increase.

We believe the reduction in sales in North America was primarily due to a general trend in many industries of manufacturing moving out of the U.S. for cost and tax reasons, which was in part due to consolidations and a shift in pharmaceutical research and manufacturing to the Asia Pacific region. While this trend negatively impacted sales in North America in fiscal year 2007, it probably benefited us in Asia Pacific.

FORM 10-K

In addition to the factors described above, the sales decrease in North America and increase in Europe compared to fiscal year 2006 were both more pronounced, and the sales increase in Asia Pacific was less pronounced, due to the timing of sales of certain low-volume, high-selling price research products. We do not consider these geographic shifts to be indicative of any particular trend for research products as a whole, but rather to be reflective of the variability in results that these low-volume, high-selling price research products can create.

Gross Profit. Gross profit for fiscal year 2007 reflects the impact of $5.3 million in amortization expense relating to acquisition-related intangible assets, $1.3 million in amortization expense related to inventory written up to fair value in connection with the IonSpec acquisition, share-based compensation expense of $0.4 million and $1.2 million in restructuring and other related costs. In comparison, gross profit for fiscal year 2006 reflects the impact of $5.1 million in amortization expense relating to acquisition-related intangible assets, $4.3 million in amortization expense related to inventory written up to fair value in connection with the IonSpec, Polymer Labs and Magnex acquisitions and share-based compensation expense of $0.4 million. Excluding the impact of these items, gross profit as a percentage of sales in fiscal year 2007 was unchanged from fiscal year 2006.

Selling, General and Administrative. Selling, general and administrative expenses for fiscal year 2007 included $2.6 million in amortization expense relating to acquisition-related intangible assets, $2.4 million in restructuring and other related costs and $8.9 million in share-based compensation expense. In comparison, selling, general and administrative expenses for fiscal year 2006 included $3.3 million in acquisition-related intangible amortization, $0.2 million in restructuring and other related costs and $7.7 million in share-based compensation expense. Excluding the impact of these items, selling, general and administrative expenses were lower as a percentage of sales in fiscal year 2007 primarily as a result of sales volume leverage and efficiency improvements resulting from cost reduction activities.

Research and Development. Research and development expenses for fiscal year 2007 include $0.8 million in restructuring and other related costs and $0.5 million in share-based compensation expense. In comparison, research and development expenses for fiscal year 2006 include share-based compensation expense of $0.5 million. Excluding the impact of these items, research and development expenses were slightly lower as a percentage of sales due to sales volume leverage. In absolute dollars, the increase in research and development expenses resulted primarily from the acquisitions of Polymer Labs in the first quarter of fiscal year 2006 and IonSpec in the second quarter of fiscal year 2006 and higher spending on new product development primarily for information rich detection products.

Restructuring Activities. Between fiscal years 2003 and 2007, we committed to several restructuring plans in order to adjust our organizational structure, improve operational efficiencies and/or eliminate redundant or excess costs resulting from acquisitions or dispositions during those periods. We have incurred a total of $17.6 million in restructuring expense under these restructuring plans.

The following table sets forth changes in our aggregate liability during fiscal year 2007 relating to all restructuring plans:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ 233	$ 818	$ 1,051
Charges to expense, net	2,321	—	2,321
Cash payments	(393)	(127)	(520)
Foreign currency impacts and other adjustments	61	16	77
Balance at September 28, 2007	$2,222	$ 707	$ 2,929

In addition, we have also recorded other costs related directly to these plans (comprised primarily of employee retention and relocation costs and accelerated depreciation of assets to be disposed upon the closure of facilities) totaling $5.4 million. Of this amount, a total of $2.0 million was recorded during fiscal year 2007.

Fiscal Year 2007 Plan. The following table sets forth changes in our restructuring liability relating to the fiscal year 2007 Plan:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ —	$ —	$ —
Charges to expense, net	2,301	—	2,301
Cash payments	(145)	—	(145)
Foreign currency impacts and other adjustments	66	—	66
Balance at September 28, 2007	$ 2,222	$ —	$ 2,222

The restructuring charges of $2.3 million recorded during fiscal year 2007 related to employee termination benefits. In addition, we incurred $2.0 million in other costs relating directly to this restructuring plan during fiscal year 2007. These costs were comprised of a $0.7 million non-cash charge for accelerated depreciation of assets to be disposed upon the closure of facilities as well as $0.8 million in employee retention costs and $0.5 million in other facility-related costs, both of which will be settled in cash.

Interest Income. The increase in interest income was primarily due to higher average invested cash balances and higher rates of interest on those balances during fiscal year 2007 compared to fiscal year 2006.

Income Tax Expense. The effective income tax rate was 34.3% for fiscal year 2007, compared to 32.9% for fiscal year 2006. The lower effective income tax rate in fiscal year 2006 was primarily due to a net reduction of $1.8 million in tax reserves resulting from the positive outcome of tax uncertainties during that period, partially offset by the negative impact of a $0.8 million non-deductible in-process research and development charge recorded during the same period.

Net Earnings. Net earnings for fiscal year 2007 include $9.8 million in share-based compensation expense, $7.9 million in acquisition-related intangible amortization, $4.3 million in restructuring and other related costs and $1.3 million in amortization related to inventory written up to fair value in connection with recent acquisitions. Net earnings for fiscal year 2006 include $8.7 million in share-based compensation expense, $8.3 million in acquisition-related intangible amortization, $4.3 million in amortization related to inventory written up to fair value in connection with recent acquisitions, $0.2 million in restructuring and other related costs and an in-process research and development charge of $0.8 million. Excluding the impact of these items, the increase in net earnings in fiscal year 2007 resulted primarily from higher sales volume and lower selling, general and administrative expenses as a percentage of sales.

Outlook

We completed our fourth quarter and fiscal year 2008 with sound orders, revenues, net earnings and cash flow, and believe that we are well positioned, with a broad portfolio of products and applications, several recently released new products, an agile global distribution network, a recurring stream of after-sales revenue and, if they hold, favorable currency exchange rates relative to the U.S. dollar. However, we are concerned by increasingly negative economic indicators and the likelihood that economic conditions will get significantly worse and have an adverse effect on our financial position, results of operations and/or cash flows. These conditions present significant uncertainties that make it difficult for us to project our near-term results of operations.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to exercise certain judgments in selecting and applying accounting policies and methods. The following is a summary of what we consider to be our most critical accounting policies—those that are most important to the portrayal of our financial condition and results of operations and that require our most difficult, subjective or complex judgments—the effects of those accounting policies applied and the judgments made in their application.

Revenue Recognition. We derive revenues from product sales (including accessory sales) and services. We recognize revenue on product sales and accessory sales when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured. Our sales are typically not subject to rights of return and, historically, actual sales returns have not been significant. Product sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, but that do involve installation services, are accounted for as multiple-element arrangements, where the larger of the contractual billing holdback or the fair value of the installation service is deferred when the product is delivered and subsequently recognized when the installation is complete. For certain other product sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is deferred until all contractually required customer acceptance provisions and product specifications have been satisfied. Revenue related to service contracts is recognized ratably over the term of the contracts. Unearned maintenance and service contract revenue is included in accrued liabilities on the accompanying Consolidated Balance Sheet. Revenue related to incident-based paid service and training services is recognized when the related services are provided to the customer.

FORM 10-K

In all cases, the fair value of undelivered elements is deferred until those items are delivered to the customer. Sales arrangements involving undelivered elements are primarily confined to the Scientific Instruments segment and involve product accessories, installation services and/or training services that are delivered after the related product has been delivered. Product accessories generally enhance the functionality of the product but are not essential to the functionality of the product. In determining relative fair values for product accessories and training services, we utilize published price list values as the basis for allocating the overall arrangement consideration. List prices are representative of fair value, as stand-alone sales of products, product accessories and training have occurred at list price. The fair value of installation services is calculated by applying standard service billing rates to the estimate of the number of hours to install a specific product based on historical experience. Estimates of installation hours have historically been accurate.

In limited cases, product accessories ordered by customers may not have an established list price, as the item may be a new or slightly modified accessory with no prior sales history. In these limited cases, we consider whether a comparable or substitute accessory that provides similar functionality exists for which fair value has been established and then use that comparable or substitute accessory's list price in estimating the fair value of the undelivered elements. If such conditions do not exist, all arrangement revenue is deferred until the undelivered element is delivered; however, such cases are infrequent and arise from a significant technological advance that creates products or product accessories without a suitable comparable or substitute accessory from which to derive fair value.

We determine when and how much revenue may be recognized on a particular transaction in a particular period based on our best estimates of the fair value of undelivered elements and our judgment of when our performance obligations have been met as outlined above. These judgments and estimates impact reported revenues.

Allowances for Doubtful Accounts Receivable. We sell our products and extend trade credit to a large number of customers. These customers are dispersed across many different industries and geographies and, historically, no single customer has accounted for 10% or more of our total revenues or trade accounts receivable. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Although bad debt write-offs have historically been insignificant, allowances are established for amounts that are considered to be uncollectible. These allowances represent our best estimates and are based on our judgment after considering a number of factors including third-party credit reports, actual payment history, customer-specific financial information and broader market and economic trends and conditions. In the event that actual uncollectible amounts differ from these best estimates, changes in allowances for doubtful accounts might become necessary.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost being computed on an average-cost basis. Provisions are made to write down potentially excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on our best estimates after considering historical demand, projected future demand (including current backlog), inventory purchase commitments, industry and market trends and conditions and other factors. In the event that actual excess, obsolete or slow-moving inventories differ from these best estimates, increases to inventory reserves might become necessary.

Product Warranty. Our products are generally subject to warranties and liabilities are therefore established for the estimated future costs of repair or replacement through charges to cost of sales at the time the related sale is recognized. These liabilities are adjusted based on our best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. In the event that actual experience differs from these best estimates, changes in our warranty liabilities might become necessary.

Environmental Liabilities. As discussed more fully in *Item 1—Business* and *Item 1A—Risk Factors—Environmental Matters*, we entered into a Distribution Agreement in connection with becoming a separate, public company on April 2, 1999. Under the terms of that Distribution Agreement, we are obligated to indemnify Varian Medical Systems, Inc. ("VMS") for one-third of certain environmental investigation, monitoring and/or remediation costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs). The liabilities recorded by us relating to these matters are based on our best estimates after considering currently available information regarding the cost and timing of remediation efforts, related legal matters, insurance recoveries and other environmental-related events. As additional information becomes available, these amounts are adjusted accordingly. Should the cost or timing of remediation efforts, legal matters, insurance recoveries or other environmental-related events (including any which may be currently unidentified) differ from our current expectations and best estimates, changes to our reserves for environmental matters might become necessary.

FORM 10-K

Share-based Compensation. We adopted SFAS 123(R) in the first quarter of fiscal year 2006. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards including employee stock options and shares issued under our employee stock purchase plan based on estimated fair values. Under SFAS 123(R), we estimate the value of share-based payments on the date of grant using the Black-Scholes model, which was also used previously for the purpose of providing pro forma financial information as required under SFAS 123. The determination of the fair value of, and the timing of expense relating to, share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of variables including the expected term of awards, expected stock price volatility and expected forfeitures.

In determining the Company's expected stock price volatility assumption, the Company reviews both the historical and implied volatility of the Company's common stock, with implied volatility based on publicly traded options on the Company's common stock. Unless the volume or maturity of these publicly traded options does not satisfy the conditions to use implied volatility under SAB 107, we determine the expected stock price volatility assumptions using a combination of historical and implied volatility. SFAS 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate expected forfeitures, as well as the expected term of awards, based on historical experience. Future changes in these assumptions, our stock price or certain other factors could result in changes in our share-based compensation expense in future periods.

Income Taxes. We are subject to income taxes in the U.S. and numerous jurisdictions outside of the U.S. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes as well as in assessing the realizability of our deferred tax assets. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish liabilities for unrecognized tax benefits, as well as reserves for related potential penalties and interest, based on the technical merits of our tax positions and the extent to which, additional taxes, penalties and interest will be due. These unrecognized tax benefits are established when, despite our belief that our tax return positions are fully supportable, certain positions can be challenged and may not be sustained on review by tax authorities. These balances are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of new unrecognized tax benefits recorded as well as changes to existing unrecognized tax benefits that are considered appropriate. Should the ultimate resolution of any tax-related uncertainties (including any which may be currently unidentified) differ from those we used to determine our recorded liabilities, charges against or credits to our unrecognized tax benefits and/or income tax provision will become necessary.

Our judgments regarding the realizability of deferred tax assets are based on, among other things, the relative weight of both positive and negative evidence regarding future taxable income, and may change due to changes in market conditions, tax laws, tax planning strategies or other factors. Should our assumptions and consequently our estimates in this area change in the future, the amount of valuation allowances recorded relating to our deferred tax assets may be increased or decreased, which would result in charges against or credits to our income tax provision.

Liquidity and Capital Resources

We generated $79.0 million of cash from operating activities in fiscal year 2008, compared to $99.9 million generated in fiscal year 2007. Cash generated from operating activities decreased primarily due to relative increases in inventories ($19.8 million) and accounts receivable ($13.3 million). The relative increase in inventories was primarily due to a build-up of inventory to support increased orders, new product introductions and the transition of certain products to new manufacturing locations, while the relative increase in accounts receivable was primarily due to a higher sales volume during fiscal year 2008.

We used $77.4 million of cash for investing activities in fiscal year 2008, which compares to $24.5 million used for investing activities in fiscal year 2007. The increase in cash used for investing activities in fiscal year 2008 was primarily the result of the acquisitions of the Analogix Business in November 2007 and Oxford Diffraction in April 2008 as well as higher net capital expenditures due primarily to the construction of our IRD center in Walnut Creek, California.

We used $94.6 million of cash for financing activities in fiscal year 2008, which compares to $48.9 million used for financing activities in fiscal year 2007. The increase in cash used for financing activities in fiscal year 2008 was primarily due to higher expenditures to repurchase and retire common stock (such expenditures were made in both periods as a result of a continued effort to utilize excess cash to reduce the number of outstanding common shares), lower proceeds from the issuance of common stock (due to lower stock option exercise volume) and higher repayments of debt.

We maintain relationships with banks in many countries from which we sometimes obtain bank guarantees and short-term standby letters of credit. These guarantees and letters of credit relate primarily to advance payments and deposits made to our subsidiaries by customers for which separate liabilities are recorded in the consolidated financial statements. As of October 3, 2008, a total of $21.2 million of these bank guarantees and letters of credit were outstanding. No amounts had been drawn by beneficiaries under these or any other outstanding guarantees or letters of credit as of that date.

As of October 3, 2008, we had an $18.8 million term loan outstanding with a U.S. financial institution. The balance outstanding under this term loan was $25.0 million at September 28, 2007. As of both October 3, 2008 and September 28, 2007, the fixed interest rate on the term loan was 6.7%. The term loan contains certain covenants that limit future borrowings and the payment of cash dividends and require the maintenance of certain levels of working capital and operating results. We were in compliance with all restrictive covenants of the term loan agreement at October 3, 2008.

In connection with certain acquisitions, we have accrued a portion of the purchase price that has been retained to secure the respective sellers' indemnification obligations. As of October 3, 2008, we had retained an aggregate of $1.6 million, which will become payable (net of any indemnification claims) between April and November 2009. In addition to the above amounts, the final $0.7 million retained in connection with the acquisition of IonSpec in February 2006 was paid during fiscal year 2008.

As of October 3, 2008, we had several outstanding contingent consideration arrangements relating to acquired businesses. Amounts subject to these arrangements can be earned over the respective measurement period, depending on the performance of the acquired business relative to certain financial and/or operational targets.

The following table summarizes contingent consideration arrangements as of October 3, 2008:

Acquired Business	Remaining Amount Available (maximum)	Measurement Period	Measurement Period End Date
	(in millions)		
PL International Ltd.	$15.3	3 years	December 2008
IonSpec Corporation	14.0	3 years	April 2009
Oxford Diffraction	10.0	3 years	April 2011
Analogix Business	4.0	3 years	December 2010
Other	0.6	2 years	July 2010
Total	$43.9		

During fiscal year 2008, we paid $4.0 million for the final contingent consideration payment related to Magnex Scientific Limited, which we acquired in November 2004.

The Distribution Agreement provides that we are responsible for certain litigation to which VAI was a party, and further provides that we will indemnify VMS and VSEA for one-third of the costs, expenses and other liabilities relating to certain discontinued, former and corporate operations of VAI, including certain environmental liabilities (see Note 12 of the Notes to the Consolidated Financial Statements).

As of October 3, 2008, we had cancelable commitments to a contractor for capital expenditures totaling approximately $17.9 million relating to the construction of our IRD center in Walnut Creek, California. In the event that these commitments are canceled for reasons other than the contractor's default, we may be responsible for reimbursement of actual costs incurred by the contractor. We had no material non-cancelable commitments for capital expenditures as of October 3, 2008. In the aggregate, we currently anticipate that our capital expenditures will be approximately 2.5% to 3.0% of sales in fiscal year 2009.

As discussed above under the heading *Restructuring Activities*, in April 2007, we committed to a plan to combine and optimize the development and assembly of most of our NMR and mass spectrometry products, to further centralize related administration and other functions and to reallocate certain resources toward more rapidly growing product lines and geographies. In connection with this plan, we expect to make capital expenditures of up to $30.7 million, of which $9.8 million has been spent through October 3, 2008. These capital expenditures began in the fourth quarter of fiscal year 2007 and will continue through fiscal year 2009. We also expect to incur total restructuring and other related costs associated with this plan of between $12.0 million and $15.0 million, of which $5.5 million was incurred in fiscal year 2008 and $4.3 million was incurred in fiscal year 2007. Some portion of these costs is expected to be settled through the fourth quarter of fiscal year 2009, except for certain lease termination-related costs, which might be settled as late as the fourth quarter of fiscal year 2012. A total of $10.5 million to $13.0 million of these costs are expected to result in cash expenditures, of which a total of $5.2 million was paid in fiscal year 2008 and $0.2 million was paid in fiscal year 2007.

In October 2008, we entered into an agreement with VMS under which we agreed to surrender to them for $21 million the sublease for our facility in Palo Alto, California. We received $5 million of the amount payable under this agreement in the first quarter of fiscal year 2009 and will receive the remaining $16 million when we fully vacate the facility in the third quarter of fiscal year 2010.

In February 2008, our Board of Directors approved a new stock repurchase program under which we are authorized to utilize up to $100 million to repurchase shares of our common stock. This repurchase program is effective through December 31, 2009. During fiscal year 2008, we repurchased and retired 1,070,000 shares under this authorization at an aggregate cost of $55.4 million. As of October 3, 2008, we had remaining authorization to repurchase $44.6 million of our common stock under this repurchase program.

In January 2007, our Board of Directors approved a stock repurchase program under which we were authorized to utilize up to $100 million to repurchase shares of our common stock. This repurchase program was effective until December 31, 2008. During fiscal year 2008, we repurchased and retired 876,000 shares under this repurchase program at an aggregate cost of $50.4 million, which completed this repurchase program.

FORM 10-K

Our liquidity is affected by many other factors, some based on the normal ongoing operations of our business and others related to the uncertainties of the industries and economies in which we operate. Our liquidity has not been materially affected by the recent deterioration in the global financial markets or global economic conditions in general. However, this deterioration has adversely impacted the availability and cost of credit to us as well as our customers and suppliers.

We have no material exposure to market risk for changes in interest rates or investment valuations. We invest our excess cash primarily in depository accounts, short-term U.S. Treasury securities and money market funds. Our outstanding debt carries a fixed interest rate. While we have not historically needed to borrow to support working capital or capital expenditure requirements, there is no assurance that we might not need to borrow to support these requirements given global economic uncertainties. This could also adversely affect our ability to complete acquisitions and repurchase our common stock.

Notwithstanding the above, we believe that cash generated from operations, together with our current cash and cash equivalents balances and current borrowing capability, will be sufficient to satisfy our cash requirements for the next 12 months. There can be no assurance, however, that our business will continue to generate cash flows at current levels or that credit will be available to us if and when needed. Future operating performance and our ability to obtain credit will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the amount and estimated timing of future cash expenditures relating to principal payments on outstanding long-term debt, minimum rentals due for certain facilities and other leased assets under long-term, non-cancelable operating leases and other long-term liabilities as of October 3, 2008:

	Fiscal Years						
	2009	2010	2011	2012	2013	Thereafter	Total
(in thousands)							
Operating leases	$8,602	$ 6,473	$3,303	$ 2,040	$1,621	$ 3,380	$25,419
Long-term debt (including current portion)	—	6,250	—	6,250	—	6,250	18,750
Other long-term liabilities	—	5,468	4,197	3,593	2,785	27,389	43,432
Total	$8,602	$18,191	$7,500	$11,883	$4,406	$37,019	$87,601

As of October 3, 2008, we did not have any off-balance sheet commercial commitments that could result in a significant cash outflow upon the occurrence of some contingent event, except for contingent payments of up to a maximum of $43.9 million related to acquisitions as discussed under *Liquidity and Capital Resources* above, the specific amounts of which are not currently determinable.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with certain exceptions which are described below. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which amends SFAS 157 to exclude certain leasing transactions from its scope. Also in February 2008, the FASB issued FSP 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.* FSP 157-3 provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. We do not expect the adoption of SFAS 157 to have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115*, which provides companies with an option to measure eligible financial assets and liabilities in their entirety at fair value. The fair value option may be applied instrument by instrument, and may be applied only to entire instruments. If a company elects the fair value option for an eligible item, changes in the item's fair value must be reported as unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are evaluating the options provided under SFAS 159 and their potential impact on our financial condition and results of operations if implemented.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations*, ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also requires the recognition of assets acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) also requires that certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, must be adjusted to income tax expense, regardless of the date of the original business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the requirements of SFAS 141(R) and do not expect its adoption in the first quarter of fiscal year 2010 to have a material impact on our financial condition or results of operations. However, in the event that we complete acquisitions subsequent to our adoption of SFAS 141(R), the application of its provisions will likely have a material impact on our results of operations, although we are not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. We do not expect the adoption of SFAS 160 to have a material impact on our financial condition or results of operations.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*, which requires additional disclosures about the objectives and strategies of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial condition and results of operations. SFAS 161 is effective for fiscal years beginning after November 15, 2008. We do not expect the adoption of SFAS 161 to have a material impact on our financial condition or results of operations.

In April 2008, the FASB issued FSP 142-3, *Determination of the Useful Life of Intangible Assets*, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*, and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), *Business Combinations*, and other accounting literature. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Given that FSP 142-3 applies to intangible assets acquired after the effective date, we are not able to determine whether its adoption will have a material impact on our financial condition or results of operations.

FORM 10-K

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk. We enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in non-functional currencies. From time to time, we also enter into foreign exchange forward contracts to minimize the impact of foreign currency fluctuations on forecasted transactions. The success of our hedging activities depends on our ability to forecast balance sheet exposures and transaction activity in various foreign currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses. However, we believe that in most cases any such gains or losses would be substantially offset by losses or gains from the related foreign exchange forward contracts. We therefore believe that the direct effect of an immediate 10% change in the exchange rate between the U.S. dollar and all other currencies is not reasonably likely to have a material adverse effect on our financial condition or results of operations.

At October 3, 2008, there were no outstanding forward contracts designated as cash flow hedges of forecasted transactions. During the fiscal year ended October 3, 2008, no foreign exchange gains or losses from cash flow hedge ineffectiveness were recognized. .

Our foreign exchange forward contracts generally range from one to 12 months in original maturity. A summary of all foreign exchange forward contracts that were outstanding as of October 3, 2008 follows:

(in thousands)	Notional Value Sold	Notional Value Purchased
Australian dollar	$ —	$ 46,334
Euro	—	39,907
British pound	—	17,374
Japanese yen	4,822	—
Swedish krona	—	2,788
Canadian dollar	2,460	—
Korean won	1,895	—
Total	$ 9,177	$ 106,403

Interest Rate Risk. We have no material exposure to market risk for changes in interest rates. We invest our excess cash primarily in short-term U.S. Treasury securities and money market funds, and changes in interest rates would not be material to our financial condition or results of operations. We enter into debt obligations principally to support general corporate purposes, including working capital requirements, capital expenditures and acquisitions. At October 3, 2008, our debt obligations had fixed interest rates.

Based upon rates currently available to us for debt with similar terms and remaining maturities, the carrying amount of long-term debt approximates the estimated fair value.

Although payments under certain operating leases for our facilities are tied to market indices, we are not exposed to material interest rate risk associated with our operating leases.

Debt Obligations.

Principal Amounts and Related Weighted-Average Interest Rates By Year of Maturity

	Fiscal Years						
(in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Long-term debt (including current portion)	$ —	$ 6,250	$ —	$ 6,250	$ —	$ 6,250	$ 18,750
Average interest rate	—%	6.7%	—%	6.7%	—%	6.7%	6.7%

Defined Benefit Retirement Plans. Most of our retirement plans, including all U.S.-based plans, are defined contribution plans. However, we also provide defined benefit pension plans in certain countries outside of the U.S. Our obligations under these defined benefit plans will ultimately be settled in the future and are therefore subject to estimation. Defined benefit pension accounting under SFAS 87, *Employers' Accounting for Pensions*, as amended, is intended to reflect the recognition of future benefit costs over the employees' estimated service periods based on the terms of the pension plans and the investment and funding decisions made by us.

For our defined benefit pension plans, we make assumptions regarding several variables including the expected long-term rate of return on plan assets and the discount rate in order to determine defined benefit pension plan expense for the year. This expense is referred to as "net periodic pension cost." We assess the expected long-term rate of return on plan assets and discount rate assumption for each defined benefit plan based on relevant market conditions as prescribed by SFAS 87 and make adjustments to the assumptions as appropriate. On an annual basis, we analyze the rates of return on plan assets and discount rates used and determine that these rates are reasonable. For rates of return, this analysis is based on a review of the nature of the underlying assets, the allocation of those assets and their historical performance relative to the overall markets in the countries where the related plans are effective. Historically, our assumed asset allocations have not varied significantly from the actual allocations. Discount rates are based on the prevailing market long-term interest rates in the countries where the related plans are effective. As of October 3, 2008, the estimated long-term rate of return on our defined benefit pension plan assets ranged from 0.8% to 7.1% (weighted-average of 5.8%), and the assumed discount rate for our defined benefit pension plan obligations ranged from 2.0% to 6.1% (weighted-average of 6.0%).

If any of these assumptions were to change, our net periodic pension cost would also change. We incurred net periodic pension cost relating to our defined benefit pension plans of $1.5 million in fiscal year 2008, $2.3 million in fiscal year 2007 and $2.3 million in fiscal year 2006, and expect our net periodic pension cost to be approximately $1.6 million in fiscal year 2009. A one percent decrease in the weighted-average estimated return on plan assets or assumed discount rate would increase our net periodic pension cost for fiscal year 2009 by $1.0 million or $0.4 million, respectively. As of October 3, 2008, our projected benefit obligation relating to defined benefit pension plans was $47.7 million. A one percent decrease in the weighted-average estimated discount rate would increase this obligation by $9.8 million.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is submitted as a separate section to this Report. See *Item 15—Exhibits, Financial Statement Schedules.*

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, our Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 10-K (October 3, 2008), our disclosure controls and procedures were effective.

Inherent Limitations on the Effectiveness of Controls. Our management, including the Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any,

FORM 10-K

have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management (including the Chief Executive Officer and the Chief Financial Officer) evaluated the effectiveness of our internal control over financial reporting as of October 3, 2008 based on the framework defined in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of October 3, 2008.

Attestation report of independent registered public accounting firm. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of October 3, 2008, as stated in their attestation report included on page F-2 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to our executive officers is incorporated herein by reference from the corresponding information contained in Item 1 of Part I of this Report under the heading *Executive Officers.*

The information required by this Item with respect to our directors and nominees for director is incorporated herein by reference from the corresponding information provided under the heading *Proposal One—Election of Directors* in our Proxy Statement.

The information required by this Item with respect to our audit committee financial expert is incorporated herein by reference from the corresponding information provided under the heading *Meetings and Committees of the Board—Audit Committee* in our Proxy Statement.

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the corresponding information provided under the heading *Section 16(a) Beneficial Ownership Reporting Compliance* in our Proxy Statement.

Our Corporate Governance Guidelines and the charters of the Audit Committee, Compensation Committee, Nominating and Governance Committee and Stock Committee of our Board of Directors are available at our main Internet website, at http://www.varianinc.com, and can be accessed by clicking on "Investors" and then on "Corporate Governance". Upon request, we will provide to any person, at no charge, a copy of any of these materials. Such a request must be made in writing to our Secretary, at Varian, Inc., 3120 Hansen Way, Palo Alto, CA 94304-1030.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Controller. This code of ethics, which is included in our Code of Business Conduct and Ethics that applies to all officers, directors and employees, is posted on our website. The Code of Business Conduct and Ethics may be found as follows:

1. From our main website, click on "Investors."
2. Next, click on "Corporate Governance."
3. Finally, click on "Code of Business Conduct and Ethics."

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K, regarding any amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics with respect to directors and executive officers, by posting such information on our website, at the address and location specified above.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the corresponding information provided under the headings *Executive Compensation Information* and *Compensation Committee Report* in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the corresponding information provided under the headings *Equity Compensation Plan Information* and *Stock Ownership of Certain Beneficial Owners* in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference from the corresponding information provided under the headings *Board Structure and Nominees* and *Related Party Transactions* in our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item with respect to our principal accounting firm is incorporated herein by reference from the corresponding information provided under the heading *Proposal Two—Ratification of Appointment of Independent Registered Public Accounting Firm* in our Proxy Statement.

FORM 10-K

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Consolidated Financial Statements: (see Index on page F-1 of this Report)

- Report of Independent Registered Public Accounting Firm
- Consolidated Statement of Earnings for fiscal years 2008, 2007 and 2006
- Consolidated Balance Sheet at fiscal year end 2008 and 2007
- Consolidated Statement of Stockholders' Equity and Comprehensive Income for fiscal years 2008, 2007 and 2006
- Consolidated Statement of Cash Flows for fiscal years 2008, 2007 and 2006
- Notes to the Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule: (see Index on page F-1 of this Report)

The following Financial Statement Schedule for fiscal years 2008, 2007 and 2006 is filed as a part of this Report and should be read in conjunction with our Consolidated Financial Statements.

Schedule	
II	Valuation and Qualifying Accounts.

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	Date Filed	Exhibit Number(s)	Filed Herewith
2.1	Amended and Restated Distribution Agreement, dated as of January 14, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	2.1	
3.1	Restated Certificate of Incorporation of Varian, Inc.	10-Q	May 17, 1999	3.1, 3.2	
3.2	By-Laws of Varian, Inc.	10-Q	May 17, 1999	3.3	
4.1	Specimen Common Stock Certificate.	10/A	March 8, 1999	4.1	
4.2	Rights Agreement, dated as of February 18, 1999, between Varian, Inc. and First Chicago Trust Company of New York.	10/A	March 8, 1999	4.2	
4.3	First Amendment to Rights Agreement, dated as of November 2, 2001, between Varian, Inc. and First Chicago Trust Company of New York.	8-A/A	November 21, 2001	2	
4.4	Second Amendment to Rights Agreement, dated as of May 12, 2004, between Varian, Inc. and EquiServe Trust Company, N.A.	10-Q	May 17, 2004	4.4	

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date Filed	Exhibit Number(s)	
10.1	Intellectual Property Agreement, dated as of April 2, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	10.2	
10.2	Varian, Inc. Amended and Restated Note Purchase and Private Shelf Agreement and Assumption dated as of April 2, 1999.	10-Q	May 17, 1999	10.6	
10.3	Asset Purchase Agreement, dated as of February 4, 2005, between Varian, Inc. and Jabil Circuit, Inc.	8-K	March 17, 2005	2.1	
10.4	Form of Indemnity Agreement between Varian, Inc. and its Directors and Officers.	10-K	December 9, 2004	10.5	
10.5*	Varian, Inc. Omnibus Stock Plan, as amended and restated as of November 8, 2007.	8-K	February 1, 2008	10.1	
10.6*	Varian, Inc. Management Incentive Plan, as amended and restated as of November 8, 2007.	8-K	November 13, 2007	10.9	
10.7*	Varian, Inc. Supplemental Retirement Plan, as amended and restated effective November 13, 2008.				X
10.8*	Varian, Inc. Employee Stock Purchase Plan.	10-Q	May 10, 2000	10.1	
10.9*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning April 2, 1999 and prior to November 10, 2003).	10-K	December 7, 2006	10.9	
10.10*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 10, 2003 and prior to November 11, 2004).	10-K	December 7, 2006	10.10	
10.11*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 11, 2004 and prior to December 4, 2006).	10-K	December 7, 2006	10.11	
10.12*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.12	
10.13*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.3	
10.14*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors.	10-K	December 9, 2004	10.12	

FORM 10-K

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.15*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors—For New Director/ Chairman Grants (used beginning February 1, 2008).	10-Q	May 6, 2008	10.29	
10.16*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors—For Annual Director Grants (used beginning February 1, 2008).	10-Q	May 6, 2008	10.30	
10.17*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used prior to December 4, 2006).	10-K	December 7, 2006	10.14	
10.18*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.15	
10.19*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	10-Q	February 5, 2008	10.17	
10.20*	Form of Performance Share Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.1	
10.21*	Form of Performance Share Agreement between Varian, Inc. and Executive Officers (used beginning October 6, 2008)	8-K	September 15, 2008	10.2	
10.22*	Form of Stock Unit Agreement between Varian, Inc. and Non-Employee Directors.	10-Q	February 8, 2005	10.23	
10.23*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Garry W. Rogerson.	8-K	November 13, 2007	10.4	
10.24*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and G. Edward McClammy.	8-K	November 13, 2007	10.5	
10.25*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Martin O'Donoghue.	8-K	November 13, 2007	10.6	
10.26*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sergio Piras.	8-K	November 13, 2007	10.7	
10.27*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Arthur W. Homan.	8-K	November 13, 2007	10.8	
10.28*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sean M. Wirtjes.	10-K	November 21, 2007	10.25	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.29*	Change in Control Agreement, dated as of September 15, 2008, between Varian, Inc. and Robert W. Dean II.	8-K	September 15, 2008	10.1	
10.30*	Change in Control Agreement, dated as of October 6, 2008, between Varian, Inc. and Gordon B. Tredger.				X
10.31*	Description of Compensatory Arrangements between Varian, Inc. and Non-Employee Directors.	8-K	February 1, 2008	10.26	
10.32*	Description of Certain Compensatory Arrangements between Varian, Inc. and Executive Officers.	10-K	November 21, 2007	10.27	
10.33*	Description of Certain Compensatory Arrangements between Varian S.p.A. and Sergio Piras.	10-Q	February 5, 2008	10.28	
18.1	Preferability letter regarding inventory accounting principle change.	10-K	December 7, 2000	18.1	
21	Subsidiaries of the Registrant.				X
23	Consent of Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VARIAN, INC.
(Registrant)

Dated: November 26, 2008

By: /s/ G. EDWARD MCCLAMMY
G. Edward McClammy
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GARRY W. ROGERSON **Garry W. Rogerson**	President and Chief Executive Officer (Principal Executive Officer), Director	November 26, 2008
/s/ G. EDWARD MCCLAMMY **G. Edward McClammy**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 26, 2008
/s/ ROBERT W. DEAN II **Robert W. Dean II**	Controller (Principal Accounting Officer)	November 26, 2008
/s/ ALLEN J. LAUER **Allen J. Lauer**	Chairman of the Board	November 26, 2008
/s/ RICHARD U. DE SCHUTTER **Richard U. De Schutter**	Director	November 26, 2008
/s/ JAMES T. GLOVER **James T. Glover**	Director	November 26, 2008
/s/ JOHN G. MCDONALD **John G. McDonald**	Director	November 26, 2008
/s/ WAYNE R. MOON **Wayne R. Moon**	Director	November 26, 2008
/s/ ELIZABETH E. TALLETT **Elizabeth E. Tallett**	Director	November 26, 2008

VARIAN, INC. AND SUBSIDIARY COMPANIES

ANNUAL REPORT ON FORM 10-K

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 8:

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Earnings for fiscal years 2008, 2007 and 2006	F-3
Consolidated Balance Sheet at fiscal year end 2008 and 2007	F-4
Consolidated Statement of Stockholders' Equity and Comprehensive Income for fiscal years 2008, 2007 and 2006	F-5
Consolidated Statement of Cash Flows for fiscal years 2008, 2007 and 2006	F-6
Notes to the Consolidated Financial Statements	F-7

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries for fiscal years 2008, 2007 and 2006 is filed as a part of this Report as required to be included in Item 15(a) and should be read in conjunction with the Consolidated Financial Statements of the Registrant and its subsidiaries:

Schedule		Page
II	Valuation and Qualifying Accounts	F-35

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Consolidated Financial Statements or the Notes thereto.

VARIAN, INC. AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Varian, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Varian, Inc. and its subsidiaries at October 3, 2008 and September 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 3, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 11 to the consolidated financial statements, effective September 28, 2007, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, and changed its method of accounting for defined benefit plans.

As discussed in Note 14 to the consolidated financial statements, effective September 29, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, and changed its method of accounting for uncertainty in income taxes.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California
November 25, 2008

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF EARNINGS
(In thousands, except per share amounts)

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Sales			
Products	$ 869,556	$ 796,983	$ 720,689
Services	142,959	123,615	114,016
Total sales	**1,012,515**	**920,598**	**834,705**
Cost of sales			
Products	476,555	435,397	398,465
Services	83,506	69,724	61,891
Total cost of sales	**560,061**	**505,121**	**460,356**
Gross profit	**452,454**	**415,477**	**374,349**
Operating expenses			
Selling, general and administrative	277,478	257,754	241,049
Research and development	71,810	65,169	59,730
Purchased in-process research and development	1,703	—	756
Total operating expenses	**350,991**	**322,923**	**301,535**
Operating earnings	**101,463**	**92,554**	**72,814**
Impairment of private company equity investment (Note 2)	(3,018)	—	—
Interest income	5,930	6,152	4,022
Interest expense	(1,656)	(1,878)	(2,172)
Earnings before income taxes	**102,719**	**96,828**	**74,664**
Income tax expense	36,274	33,212	24,595
Net earnings	**$ 66,445**	**$ 63,616**	**$ 50,069**
Net earnings per share:			
Basic	$ 2.24	$ 2.09	$ 1.62
Diluted	$ 2.21	$ 2.05	$ 1.59
Shares used in per share calculation:			
Basic	29,620	30,457	30,929
Diluted	30,072	31,004	31,424

See accompanying Notes to the Consolidated Financial Statements.

FORM 10-K

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET
(In thousands, except par value amounts)

	October 3, 2008	September 28, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 103,895	$ 196,396
Accounts receivable, net	199,420	187,429
Inventories	161,039	140,533
Deferred taxes	33,618	38,068
Prepaid expenses and other current assets	15,663	17,332
Total current assets	**513,635**	**579,758**
Property, plant and equipment, net	**110,343**	**110,792**
Goodwill	**218,208**	**193,760**
Intangible assets, net	**36,972**	**31,572**
Other assets	**24,089**	**20,951**
Total assets	**$ 903,247**	**$ 936,833**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ —	$ 6,250
Accounts payable	70,923	72,588
Deferred profit	10,957	13,641
Accrued liabilities	167,173	159,109
Total current liabilities	**249,053**	**251,588**
Long-term debt	**18,750**	**18,750**
Deferred taxes	**4,341**	**4,050**
Other liabilities	**43,431**	**44,358**
Total liabilities	**315,575**	**318,746**
Commitments and contingencies (Notes 4, 5, 7, 8, 9, 10, 11, 12 and 14)		
Stockholders' equity		
Preferred stock—par value $0.01, authorized—1,000 shares; issued—none	—	—
Common stock—par value $0.01, authorized—99,000 shares; issued and outstanding—28,917 shares at October 3, 2008 and 30,345 shares at September 28, 2007	356,192	351,330
Retained earnings	186,009	199,471
Accumulated other comprehensive income	45,471	67,286
Total stockholders' equity	**587,672**	**618,087**
Total liabilities and stockholders' equity	**$ 903,247**	**$ 936,833**

See accompanying Notes to the Consolidated Financial Statements.

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income	Total	Total Comprehensive Income
	Shares	Amount					
Balance, September 30, 2005	**31,016**	**$282,923**	**$202,318**	**$ —**	**$ 14,281**	**$ 499,522**	
Net earnings	—	—	50,069	—	—	50,069	$ 50,069
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	14,381	14,381	14,381
Minimum pension liability, net of tax of ($121)	—	—	—	—	106	106	106
Total comprehensive income							$ 64,556
Issuance of common stock and stock units	1,369	34,060	—	—	—	34,060	
Share-based compensation expense	—	8,712	—	—	—	8,712	
Tax benefit from share-based plans	—	8,245	—	—	—	8,245	
Repurchase of common stock	(1,515)	—	—	(63,055)	—	(63,055)	
Retirement of treasury stock	—	(14,850)	(48,205)	63,055	—	—	
Balance, September 29, 2006	**30,870**	**319,090**	**204,182**	**—**	**28,768**	**552,040**	
Net earnings	—	—	63,616	—	—	63,616	$ 63,616
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	38,264	38,264	38,264
Minimum pension liability, net of tax of ($1,198)	—	—	—	—	2,504	2,504	2,504
Total comprehensive income							$104,384
Adjustment for initial adoption of SFAS 158, net of tax of $649	—	—	—	—	(2,250)	(2,250)	
Issuance of common stock and stock units	1,156	31,897	—	—	—	31,897	
Share-based compensation expense	—	9,946	—	—	—	9,946	
Tax benefit from share-based plans	—	8,769	—	—	—	8,769	
Repurchase of common stock	(1,681)	—	—	(86,699)	—	(86,699)	
Retirement of treasury stock	—	(18,372)	(68,327)	86,699	—	—	
Balance, September 28, 2007	**30,345**	**351,330**	**199,471**	**—**	**67,286**	**618,087**	
Net earnings	—	—	66,445	—	—	66,445	$ 66,445
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	(22,263)	(22,263)	(22,263)
Minimum liability for defined benefit pension and other postretirement obligations, net of tax of ($653)	—	—	—	—	448	448	448
Total comprehensive income							$ 44,630
Issuance of common stock and stock units	536	18,228	—	—	—	18,228	
Share-based compensation expense	—	9,673	—	—	—	9,673	
Tax benefit from share-based plans	—	894	—	—	—	894	
Repurchase of common stock	(1,964)	—	—	(106,859)	—	(106,859)	
Retirement of treasury stock	—	(23,933)	(82,926)	106,859	—	—	
Adjustment for initial adoption of FIN 48	—	—	3,019	—	—	3,019	
Balance, October 3, 2008	**28,917**	**$356,192**	**$186,009**	**$ —**	**$ 45,471**	**$ 587,672**	

See accompanying Notes to the Consolidated Financial Statements.

contracts. Unearned maintenance and service contract revenue is included in accrued liabilities on the accompanying Consolidated Balance Sheet. Revenue related to incident-based paid service and training services is recognized when the related services are provided to the customer.

Deferred profit on the accompanying Consolidated Balance Sheet is comprised of the profit (revenue less related cost of sales) on certain transactions that has been deferred under the Company's revenue recognition policy. Deferred profit relates to transactions in the Company's Scientific Instruments segment that typically fit one of the following descriptions:

- A product has been delivered to a customer but revenue cannot yet be recognized, typically due to non-standard specifications or acceptance requirements that have not yet been demonstrated. In these cases, the revenue and related cost of sale that would ordinarily be recorded in the income statement at the time of delivery are instead recorded to deferred profit. This accounting is reversed and the revenue and related cost of sales are recorded in the income statement once the non-standard specifications or acceptance requirements have been demonstrated and all other revenue recognition criteria have been met.
- A product has been delivered and 100% of the contract value is billable per the terms of the arrangement but post-delivery obligations (e.g., installation) remain. In these cases, revenue equal to the fair value of the post-delivery obligations is deferred and included in deferred profit when the product is delivered. Once the post-delivery obligations have been met, the deferred revenue is reversed out of deferred profit and recorded as revenue in the income statement. Since installation costs are typically not significant relative to total product costs and the time to complete an installation is usually very short, the Company rarely needs to defer installation costs associated with deferred installation revenue.

In certain other cases, products are delivered but post-delivery obligations (e.g., installation) remain and a portion of the contract value is not billable until such obligations have been met (the "holdback"). In these cases, recognition of revenue equal to the greater of the holdback or the fair value of the undelivered service element is deferred. However, since holdbacks are not billable until the related undelivered element (typically installation) has been delivered, no invoice is issued and no receivable is recorded for the holdback amount and the related revenue is not recorded. Accordingly, deferred revenue relating to holdbacks is not recorded and does not otherwise impact the accompanying Consolidated Balance Sheet.

The Company sells products and accessories predominantly through its direct sales force. As a result, the use of distributors is generally limited to geographic regions where the Company's direct sales force is less developed. The Company does not normally offer product return or exchange rights (other than those relating to non-conforming or defective goods under warranty) or price protection allowances to its customers, including its distributors. Payment terms granted to distributors are similar to those granted to other customers and payments are not dependent upon the distributors' receipt of payment from their end-user customers.

The Company's products are generally subject to warranties and the Company provides for the estimated future costs of repair or replacement in cost of sales at the time the related sale is recognized.

Foreign Currency Translation. The Company uses the local currency as the functional currency in each country in which it operates subsidiaries. The functional currencies of the Company's operations are primarily the U.S. dollar and the Euro, and, to a lesser extent, the British pound, Australian dollar, Japanese yen and various other currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates at the end of the fiscal year and income and expense items are translated at exchange rates prevailing during the year. Translation gains and losses are included in the cumulative translation adjustment component of accumulated other comprehensive income. Gains and losses arising from transactions and translation of period-end balances denominated in currencies other than a subsidiary's functional currency are reflected in selling, general and administrative expenses.

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income	Total	Total Comprehensive Income
	Shares	Amount					
Balance, September 30, 2005	**31,016**	**$282,923**	**$202,318**	**$ —**	**$ 14,281**	**$ 499,522**	
Net earnings	—	—	50,069	—	—	50,069	$ 50,069
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	14,381	14,381	14,381
Minimum pension liability, net of tax of ($121)	—	—	—	—	106	106	106
Total comprehensive income							$ 64,556
Issuance of common stock and stock units	1,369	34,060	—	—	—	34,060	
Share-based compensation expense	—	8,712	—	—	—	8,712	
Tax benefit from share-based plans	—	8,245	—	—	—	8,245	
Repurchase of common stock	(1,515)	—	—	(63,055)	—	(63,055)	
Retirement of treasury stock	—	(14,850)	(48,205)	63,055	—	—	
Balance, September 29, 2006	**30,870**	**319,090**	**204,182**	**—**	**28,768**	**552,040**	
Net earnings	—	—	63,616	—	—	63,616	$ 63,616
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	38,264	38,264	38,264
Minimum pension liability, net of tax of ($1,198)	—	—	—	—	2,504	2,504	2,504
Total comprehensive income							$104,384
Adjustment for initial adoption of SFAS 158, net of tax of $649	—	—	—	—	(2,250)	(2,250)	
Issuance of common stock and stock units	1,156	31,897	—	—	—	31,897	
Share-based compensation expense	—	9,946	—	—	—	9,946	
Tax benefit from share-based plans	—	8,769	—	—	—	8,769	
Repurchase of common stock	(1,681)	—	—	(86,699)	—	(86,699)	
Retirement of treasury stock	—	(18,372)	(68,327)	86,699	—	—	
Balance, September 28, 2007	**30,345**	**351,330**	**199,471**	**—**	**67,286**	**618,087**	
Net earnings	—	—	66,445	—	—	66,445	$ 66,445
Other comprehensive income:							
Currency translation adjustment	—	—	—	—	(22,263)	(22,263)	(22,263)
Minimum liability for defined benefit pension and other postretirement obligations, net of tax of ($653)	—	—	—	—	448	448	448
Total comprehensive income							$ 44,630
Issuance of common stock and stock units	536	18,228	—	—	—	18,228	
Share-based compensation expense	—	9,673	—	—	—	9,673	
Tax benefit from share-based plans	—	894	—	—	—	894	
Repurchase of common stock	(1,964)	—	—	(106,859)	—	(106,859)	
Retirement of treasury stock	—	(23,933)	(82,926)	106,859	—	—	
Adjustment for initial adoption of FIN 48	—	—	3,019	—	—	3,019	
Balance, October 3, 2008	**28,917**	**$356,192**	**$186,009**	**$ —**	**$ 45,471**	**$ 587,672**	

See accompanying Notes to the Consolidated Financial Statements.

FORM 10-K

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Fiscal Years Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Cash flows from operating activities			
Net earnings	$ 66,445	$ 63,616	$ 50,069
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	29,346	29,248	27,470
(Gain) loss on disposition of property, plant and equipment	(474)	(452)	92
Impairment of private company equity investment	3,018	—	—
Purchased in-process research and development	1,703	—	756
Share-based compensation expense	9,673	9,946	8,712
Excess tax benefit from share-based plans	(894)	(9,090)	(7,700)
Deferred taxes	(3,122)	(9,404)	(12,899)
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable, net	(12,205)	1,074	(13,449)
Inventories	(19,428)	400	(7,256)
Prepaid expenses and other current assets	3,300	(387)	5,234
Other assets	(1,462)	(4,110)	415
Accounts payable	(1,072)	(4,733)	10,004
Deferred profit	(3,526)	(176)	1,504
Accrued liabilities	14,053	8,103	14,367
Other liabilities	(6,334)	15,822	2,019
Net cash provided by operating activities	**79,021**	**99,857**	**79,338**
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	1,735	4,966	797
Purchase of property, plant and equipment	(23,960)	(19,396)	(20,295)
Purchase of businesses, net of cash acquired	(55,167)	(7,115)	(72,854)
Private company equity investments	(18)	(3,000)	(652)
Net cash used in investing activities	**(77,410)**	**(24,545)**	**(93,004)**
Cash flows from financing activities			
Repayment of debt	(6,250)	(2,500)	(2,500)
Repurchase of common stock	(106,859)	(86,699)	(63,055)
Issuance of common stock	18,228	31,897	34,060
Excess tax benefit from share-based plans	894	9,090	7,700
Transfers to Varian Medical Systems, Inc.	(600)	(646)	(649)
Net cash used in financing activities	**(94,587)**	**(48,858)**	**(24,444)**
Effects of exchange rate changes on cash and cash equivalents	475	15,787	3,771
Net (decrease) increase in cash and cash equivalents	**(92,501)**	**42,241**	**(34,339)**
Cash and cash equivalents at beginning of period	196,396	154,155	188,494
Cash and cash equivalents at end of period	**$ 103,895**	**$ 196,396**	**$ 154,155**
Supplemental cash flow information			
Income taxes paid, net of refunds received	$ 38,793	$ 36,317	$ 23,276
Interest paid	$ 1,626	$ 1,765	$ 2,030

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Description of Business and Basis of Presentation

Varian, Inc., together with its subsidiaries (collectively, the "Company"), designs, develops, manufactures, markets, sells and services scientific instruments (including analytical instruments, research products and related software, consumable products, accessories and services) and vacuum products (and related accessories and services). These businesses primarily serve life science, environmental, energy, and applied research and other customers.

Until April 2, 1999, the business of the Company was operated as the Instruments business of Varian Associates, Inc. ("VAI"). On that date, VAI distributed to the holders of its common stock one share of common stock of the Company and one share of common stock of Varian Semiconductor Equipment Associates, Inc. ("VSEA"), which was formerly operated as the Semiconductor Equipment business of VAI, for each share of VAI (the "Distribution"). VAI retained its Health Care Systems business and changed its name to Varian Medical Systems, Inc. ("VMS"). Transfers made to VMS under the terms of the Distribution are reflected as financing activities in the Consolidated Statement of Cash Flows.

Note 2. Summary of Significant Accounting Policies

Fiscal Year. The Company's fiscal years reported are the 52- or 53-week periods that ended on the Friday nearest September 30. Fiscal year 2008 was comprised of the 53-week period ended on October 3, 2008. Fiscal year 2007 was comprised of the 52-week period ended on September 28, 2007. Fiscal year 2006 was comprised of the 52-week period ended on September 29, 2006. Each quarter during fiscal years 2008, 2007 and 2006 was comprised of 13 weeks, respectively, except for the fourth quarter of fiscal year 2008, which was comprised of 14 weeks.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these Consolidated Financial Statements include revenue recognition, allowances for doubtful accounts receivable, inventory valuation reserves, share-based compensation, product warranty reserves, environmental liabilities and income taxes. Actual results could differ from these estimates.

Revenue Recognition. The Company accounts for its revenue recognition in accordance with the provisions of U.S. Securities and Exchange Commission (the "SEC") Staff Accounting Bulletin No. ("SAB") 104, *Revenue Recognition.* The Company's revenues are derived from product sales (including accessory sales) and services. For product sales and accessory sales, revenue is recognized when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured. Product sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, but that do involve installation services, are accounted for as multiple-element arrangements, where the larger of the contractual billing holdback or the fair value of the installation service is deferred when the product is delivered and subsequently recognized when the installation is complete. For certain other product sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is deferred until all contractually required customer acceptance provisions and product specifications have been satisfied. In all cases, the fair value of undelivered elements, such as accessories or services purchased by customers in connection with a product sale, is deferred until the related items are delivered to the customer. Revenue related to service contracts is recognized ratably over the term of the contracts. Unearned maintenance and service contract revenue is included in accrued liabilities on the accompanying Consolidated Balance Sheet. Revenue related to incident-based paid service and training services is recognized when the related services are provided to the customer.

Deferred profit on the accompanying Consolidated Balance Sheet is comprised of the profit (revenue less related cost of sales) on certain transactions that has been deferred under the Company's revenue recognition policy. Deferred profit relates to transactions in the Company's Scientific Instruments segment that typically fit one of the following descriptions:

- A product has been delivered to a customer but revenue cannot yet be recognized, typically due to non-standard specifications or acceptance requirements that have not yet been demonstrated. In these cases, the revenue and related cost of sale that would ordinarily be recorded in the income statement at the time of delivery are instead recorded to deferred profit. This accounting is reversed and the revenue and related cost of sales are recorded in the income statement once the non-standard specifications or acceptance requirements have been demonstrated and all other revenue recognition criteria have been met.
- A product has been delivered and 100% of the contract value is billable per the terms of the arrangement but post-delivery obligations (e.g., installation) remain. In these cases, revenue equal to the fair value of the post-delivery obligations is deferred and included in deferred profit when the product is delivered. Once the post-delivery obligations have been met, the deferred revenue is reversed out of deferred profit and recorded as revenue in the income statement. Since installation costs are typically not significant relative to total product costs and the time to complete an installation is usually very short, the Company rarely needs to defer installation costs associated with deferred installation revenue.

In certain other cases, products are delivered but post-delivery obligations (e.g., installation) remain and a portion of the contract value is not billable until such obligations have been met (the "holdback"). In these cases, recognition of revenue equal to the greater of the holdback or the fair value of the undelivered service element is deferred. However, since holdbacks are not billable until the related undelivered element (typically installation) has been delivered, no invoice is issued and no receivable is recorded for the holdback amount and the related revenue is not recorded. Accordingly, deferred revenue relating to holdbacks is not recorded and does not otherwise impact the accompanying Consolidated Balance Sheet.

The Company sells products and accessories predominantly through its direct sales force. As a result, the use of distributors is generally limited to geographic regions where the Company's direct sales force is less developed. The Company does not normally offer product return or exchange rights (other than those relating to non-conforming or defective goods under warranty) or price protection allowances to its customers, including its distributors. Payment terms granted to distributors are similar to those granted to other customers and payments are not dependent upon the distributors' receipt of payment from their end-user customers.

The Company's products are generally subject to warranties and the Company provides for the estimated future costs of repair or replacement in cost of sales at the time the related sale is recognized.

Foreign Currency Translation. The Company uses the local currency as the functional currency in each country in which it operates subsidiaries. The functional currencies of the Company's operations are primarily the U.S. dollar and the Euro, and, to a lesser extent, the British pound, Australian dollar, Japanese yen and various other currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates at the end of the fiscal year and income and expense items are translated at exchange rates prevailing during the year. Translation gains and losses are included in the cumulative translation adjustment component of accumulated other comprehensive income. Gains and losses arising from transactions and translation of period-end balances denominated in currencies other than a subsidiary's functional currency are reflected in selling, general and administrative expenses.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk include cash equivalents, trade accounts receivable and foreign exchange forward contracts. The Company invests primarily in demand deposits, short-term U.S. Treasury securities and money market funds. The Company sells its products and extends trade credit to a large number of customers, who are dispersed across many different industries and geographies. The Company performs ongoing credit evaluations of these customers and generally does not require collateral from them, although the Company does utilize letters of credit to mitigate credit risk when considered appropriate. Trade accounts receivable include allowances for doubtful accounts as of October 3, 2008 and September 28, 2007 of $1.3 million and $1.7 million, respectively. Delinquent account balances are written off when management determines that the likelihood of collection is no longer probable. No single customer represented 10% or more of the Company's total sales in fiscal year 2008, 2007 and 2006 or trade accounts receivable at fiscal year end 2008 or 2007. The Company seeks to minimize credit risk relating to foreign exchange forward contracts by limiting its counter-parties to major financial institutions.

FORM 10-K

Cash and Cash Equivalents. The Company includes currency on hand, demand deposits, money market funds and all highly liquid debt securities with an original maturity of three months or less in cash and cash equivalents. The cost basis of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Inventories. Inventories are stated at the lower of cost or market, with cost being computed on an average-cost basis. Provisions are made for potentially excess or slow-moving inventories. When a loss provision is made, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or an increase in that newly established cost basis.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed as incurred. Property (land) is not depreciated. Plant and equipment are depreciated over their estimated useful lives using the straight-line method. Machinery and equipment lives vary from three to 10 years and buildings are depreciated over 20 to 40 years. Purchased software is depreciated over five to 10 years. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives or the remaining term of the lease, whichever is less. Depreciation expense totaled $20.8 million, $21.1 million and $18.9 million in fiscal years 2008, 2007 and 2006, respectively. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts.

Goodwill and Intangible Assets. Under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. ("SFAS") 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but must be tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company performed annual goodwill impairment tests during the second quarter of fiscal years 2008, 2007 and 2006 and determined that there was no impairment of goodwill.

Identifiable intangible assets recorded in connection with acquisitions are amortized on a straight-line basis over their estimated useful lives, which range from two to 20 years. Acquired in-process research and development is immediately expensed.

Investments in Privately Held Companies. The Company has equity investments in privately held companies which, because of its ownership interest and other factors, are carried at cost. These investments are evaluated under the requirements of FASB Interpretation No. ("FIN") 46(R), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,* Accounting Principles Board Opinion No. ("APB") 18, *The Equity Method of Accounting for Investments in Common Stock,* and other applicable guidance to determine the appropriate accounting treatment, including whether the Company must consolidate the investee company. Based on these evaluations, the Company has determined that no consolidation is required. These investments are included in Other assets in the Consolidated Balance Sheet. The Company monitors these investments for impairment and will make appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the near-term prospects and financial condition of these companies.

During fiscal year 2008, the Company became aware of information which raised substantial doubt about the ability of a small, privately held company in which the Company holds a cost-method equity investment to continue as a going concern. Based on this information, the Company determined that the fair value of its investment had declined and that the decline was other-than-temporary. As a result, the Company wrote off the entire $3.0 million carrying value of its investment via an impairment charge in the period.

Long-Lived Assets. The Company evaluates the carrying value of long-lived assets in accordance with the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. All long-lived assets to be disposed of are reported at the lower of carrying amount or fair market value, less expected selling costs.

Share-Based Compensation. The Company accounts for share-based compensation in accordance with the provisions of SFAS 123(R), *Share-Based Payment*, which establishes the accounting for share-based awards and the inclusion of their fair value in net earnings in the respective periods the awards were earned, and SEC Staff Accounting Bulletin No. ("SAB") 107, *Share-Based Payment*. Consistent with the provisions of SFAS 123(R) and SAB 107, the Company estimates the fair value of stock options and shares issued under its employee stock purchase plan using the Black-Scholes option-pricing model. Fair value is estimated on the date of grant and is then recognized (net of estimated forfeitures) as expense in the Consolidated Statement of Earnings over the requisite service period (generally the vesting period).

The determination of fair value and the timing of expense using option pricing models such as the Black-Scholes model require the input of highly subjective assumptions, including the expected forfeiture rate and life of the option and the expected price volatility of the underlying stock. The Company estimates the expected forfeiture and expected life assumptions based on historical experience. In determining the Company's expected stock price volatility assumption, the Company reviews both the historical and implied volatility of the Company's common stock, with implied volatility based on the implied volatility of publicly traded options on the Company's common stock. Unless the volume or maturity of these publicly traded options does not satisfy the conditions to use implied volatility under SAB 107, the Company determines the expected stock price volatility assumption using a combination of historical and implied volatility.

In connection with its adoption of SFAS 123(R), the Company elected to use the practical transition option (also known as the "short-cut" method) to calculate its historical pool of windfall tax benefits as allowed under FASB Staff Position No. ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. The practical transition option allows the use of a simplified method to establish the beginning balance of the additional paid-in capital pool (the "APIC pool"), which is available to absorb shortfalls when actual tax deductions are less than the related book share-based compensation cost recognized subsequent to the adoption of SFAS 123(R).

Research and Development. Research and development costs related to both present and future products are expensed as they are incurred.

Advertising Costs. Advertising costs are included as part of selling, general and administrative expense and are expensed as incurred. Advertising expense was $4.0 million in fiscal year 2008, $3.2 million in fiscal year 2007 and $2.9 million in fiscal year 2006.

Income Taxes. The Company accounts for income taxes in accordance with SFAS 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that the related tax benefits will not be realized in the future.

Effective September 29, 2007 (the first day of fiscal year 2008), the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No 109*, which addresses accounting for, and disclosure of, uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the Company recognizes liabilities for unrecognized tax benefits resulting from uncertain tax positions by evaluating whether the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit and then measures the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of income tax expense.

Recent Accounting Pronouncements. In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with certain exceptions which are described below. In February 2008, the FASB issued FASB Staff Position ("FSP") 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, which amends SFAS 157 to exclude certain leasing transactions from its scope. Also in February 2008, the FASB issued FSP 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*. FSP 157-3 provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115*, which provides companies with an option to measure eligible financial assets and liabilities in their entirety at fair value. The fair value option may be applied instrument by instrument, and may be applied only to entire instruments. If a company elects the fair value option for an eligible item, changes in the item's fair value must be reported as unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the options provided under SFAS 159 and their potential impact on its financial condition and results of operations if implemented.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations*, ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. It also requires the recognition of assets acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) also requires that certain tax contingencies and adjustments to valuation allowances related to business combinations, which previously were adjusted to goodwill, must be adjusted to income tax expense, regardless of the date of the original business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the requirements of SFAS 141(R) and does not expect its adoption in the first quarter of fiscal year 2010 to have a material impact on the Company's financial condition or results of operations. However, in the event that the Company completes acquisitions subsequent to its adoption of SFAS 141(R), the application of its provisions will likely have a material impact on the Company's results of operations, although the Company is not currently able to estimate that impact.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,* which requires additional disclosures about the objectives and strategies of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on the Company's financial condition and results of operations. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial condition or results of operations.

In April 2008, the FASB issued FSP 142-3, *Determination of the Useful Life of Intangible Assets,* which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets,* and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), *Business Combinations,* and other accounting literature. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. Given that FSP 142-3 applies to intangible assets acquired after the effective date, the Company is not able to determine whether its adoption will have a material impact on its financial condition or results of operations.

Note 3. Balance Sheet Detail

(in thousands)	October 3, 2008	September 28, 2007
Inventories		
Raw materials and parts	$ 77,447	$ 64,130
Work in process	25,091	24,842
Finished goods	58,501	51,561
	$ 161,039	$ 140,533
Property, plant and equipment		
Land and land improvements	$ 6,519	$ 6,415
Buildings	102,746	102,413
Machinery and equipment	174,284	167,655
Construction in progress	8,585	11,102
	292,134	287,585
Accumulated depreciation	(181,791)	(176,793)
	$ 110,343	$ 110,792
Accrued liabilities		
Payroll and employee benefits	$ 61,480	$ 64,590
Deferred service revenue	35,404	35,815
Contract advances	20,760	13,309
Product warranty	13,867	12,454
Other	35,662	32,941
	$ 167,173	$ 159,109

Note 4. Forward Exchange Contracts

The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in non-functional currencies. These contracts are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. Typically, gains and losses on these contracts are substantially offset by transaction losses and gains on the underlying balances being hedged. During fiscal years 2008, 2007 and 2006, net foreign currency gains (losses) relating to these arrangements were $2.1 million, $(1.0) million and $(1.3) million, respectively. These amounts were recorded in selling, general and administrative expenses.

The Company's foreign exchange forward contracts generally range from one to 12 months in original maturity. A summary follows of all foreign exchange forward contracts that were outstanding as of October 3, 2008:

	Notional Value Sold	Notional Value Purchased
(in thousands)		
Australian dollar	$ —	$ 46,334
Euro	—	39,907
British pound	—	17,374
Japanese yen	4,822	—
Swedish krona	—	2,788
Canadian dollar	2,460	—
Korean won	1,895	—
Total	$ 9,177	$ 106,403

Note 5. Acquisitions

During fiscal year 2008, the Company acquired certain assets and assumed certain liabilities of Analogix, Inc. (the "Analogix Business") for approximately $11 million in cash and assumed net debt. Under the terms of the acquisition, the Company might make additional purchase price payments of up to $4 million over a three-year period, depending on the future financial performance of the Analogix Business and certain operational milestones. The Analogix Business designs, manufactures, markets, sells and services consumables and instrumentation for automated compound purification using flash chromatography, and became part of the Scientific Instruments segment.

During fiscal year 2008, the Company also acquired Oxford Diffraction Ltd. ("Oxford Diffraction") for approximately $39 million in cash and assumed net debt. Under the terms of the acquisition, the Company might make additional purchase price payments of up to $10 million over a three-year period, depending on the future financial performance of the Oxford Diffraction business. Oxford Diffraction designs, manufactures, markets, sells and services instruments and consumables for x-ray crystallography, an analytical technique used by scientists in pharmaceutical research and other research laboratories to determine the structure of both small molecules and large molecules such as proteins. Oxford Diffraction became part of the Scientific Instruments segment. The Company recorded a one-time charge of $1.7 million during fiscal year 2008 to immediately expense acquired in-process research and development related to projects that were in process at Oxford Diffraction but incomplete at the time of the acquisition.

During fiscal year 2006, the Company acquired PL International Limited ("Polymer Labs") and IonSpec Corporation ("IonSpec"), both of which became part of the Scientific Instruments segment. Including contingent consideration payments, the Company has paid an aggregate purchase price of approximately $47 million for Polymer Labs and approximately $18 million for IonSpec through October 3, 2008.

None of the acquisitions made during fiscal years 2008 or 2006 was material on either an individual or an aggregated basis. As a result, pro forma sales, earnings from operations, net earnings and net earnings per share have not been presented. However, the Company's Consolidated Statement of Earnings for fiscal years 2008, 2007 and 2006 include the results of operations of the acquired companies described above since the effective dates of their respective purchases.

Contingent Consideration Arrangements. The Company is, from time to time, obligated to pay additional cash purchase price amounts in the event that certain financial or operational milestones are met by acquired businesses. As of October 3, 2008, up to a maximum of $43.9 million could be payable through April 2011 under contingent consideration arrangements relating to acquired businesses. Amounts subject to these arrangements can be earned over the respective measurement period, depending on the performance of the acquired business relative to certain financial and/or operational targets.

The following table summarizes contingent consideration arrangements as of October 3, 2008:

Acquired Business	Remaining Amount Available (maximum)	Measurement Period	Measurement Period End Date
	(in millions)		
PL International Ltd.	$ 15.3	3 years	December 2008
IonSpec Corporation	14.0	3 years	April 2009
Oxford Diffraction	10.0	3 years	April 2011
Analogix Business	4.0	3 years	December 2010
Other	0.6	2 years	July 2010
Total	$ 43.9		

Note 6. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for each of the Company's reportable segments in fiscal years 2008 and 2007 follow:

	Scientific Instruments	Vacuum Technologies	Total Company
(in thousands)			
Balance as of September 29, 2006	$ 180,597	$ 966	$ 181,563
Contingent payments on prior-years acquisitions	4,115	—	4,115
Foreign currency impacts and other adjustments	8,082	—	8,082
Balance as of September 28, 2007	192,794	966	193,760
Fiscal year 2008 acquisitions	29,712	—	29,712
Contingent payments on prior-years acquisitions	4,057	—	4,057
Foreign currency impacts and other adjustments	(9,321)	—	(9,321)
Balance as of October 3, 2008	$ 217,242	$ 966	$ 218,208

The following intangible assets have been recorded and are being amortized by the Company:

	October 3, 2008		
(in thousands)	Gross	Accumulated Amortization	Net
Intangible assets			
Existing technology	$ 16,503	$ (9,699)	$ 6,804
Patents and core technology	40,680	(14,253)	26,427
Trade names and trademarks	2,425	(1,946)	479
Customer lists	13,090	(10,278)	2,812
Other	2,972	(2,522)	450
Total	$ 75,670	$ (38,698)	$ 36,972

	September 28, 2007		
(in thousands)	Gross	Accumulated Amortization	Net
Intangible assets			
Existing technology	$ 16,611	$ (8,235)	$ 8,376
Patents and core technology	29,908	(10,752)	19,156
Trade names and trademarks	2,458	(1,623)	835
Customer lists	11,866	(9,408)	2,458
Other	3,025	(2,278)	747
Total	$ 63,868	$ (32,296)	$ 31,572

Actual aggregate amortization expense relating to intangible assets recorded in the three most recent fiscal years as well as estimated amortization expense for the next five fiscal years and thereafter follow:

(in thousands)	
Actual amortization expense	
Fiscal year 2006	$ 8,468
Fiscal year 2007	$ 8,141
Fiscal year 2008	$ 8,553
Estimated amortization expense	
Fiscal year 2009	$ 7,878
Fiscal year 2010	7,376
Fiscal year 2011	5,150
Fiscal year 2012	4,185
Fiscal year 2013	3,628
Thereafter	8,755
Total	$ 36,972

Note 7. Restructuring Costs

Summary of Restructuring Plans. Between fiscal years 2003 and 2007, the Company committed to several restructuring plans in order to adjust its organizational structure, improve operational efficiencies and eliminate redundant or excess costs resulting from acquisitions or dispositions during those periods.

The following tables set forth changes in the Company's aggregate liability relating to all restructuring plans (including the Fiscal Year 2007 Plan described below) during fiscal years 2008, 2007 and 2006 as well as total restructuring expense and other related costs recorded since the inception of those plans:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 30, 2005	$ 1,002	$1,692	$ 2,694
Charges to expense, net	3	(38)	(35)
Cash payments	(772)	(814)	(1,586)
Foreign currency impacts and other adjustments	—	(22)	(22)
Balance at September 29, 2006	233	818	1,051
Charges to expense, net	2,321	—	2,321
Cash payments	(393)	(127)	(520)
Foreign currency impacts and other adjustments	61	16	77
Balance at September 28, 2007	2,222	707	2,929
Charges to expense, net	1,291	761	2,052
Cash payments	(1,702)	(408)	(2,110)
Foreign currency impacts and other adjustments	29	(16)	13
Balance at October 3, 2008	$ 1,840	$1,044	$ 2,884
Total expense since inception of plans			
(in millions)			
Restructuring expense			$ 19.7
Other restructuring-related costs (1)			$ 8.8

(1) These costs related primarily to employee retention and relocation costs and accelerated depreciation of assets disposed upon the closure of facilities. Of the $8.8 million in other related costs, $3.4 million, $2.0 million and $0.2 million was recorded in fiscal year 2008, 2007 and 2006, respectively.

Fiscal Year 2007 Plan. During fiscal year 2007, the Company committed to a plan to combine and optimize the development and assembly of most of its nuclear magnetic resonance ("NMR") and mass spectrometry products, to further centralize related administration and other functions and to reallocate certain resources toward more rapidly growing product lines and geographies. As part of the plan, the Company is creating an information rich detection ("IRD") center in Walnut Creek, California, where NMR operations currently located in Palo Alto, California are being integrated with mass spectrometry operations already located in Walnut Creek. The Company is investing in a new 45,000 square foot building and a substantial remodel of an existing building there to house the IRD center.

As a result of the plan, a number of employee positions have been or will be relocated or eliminated and certain facilities will be consolidated. These actions primarily impact the Scientific Instruments segment and involve the elimination of between approximately 40 and 60 positions.

Restructuring and other related costs associated with this plan include one-time termination benefits, retention payments, costs to relocate facilities (including decommissioning costs, moving costs and temporary facility/storage costs), accelerated depreciation of fixed assets to be disposed as a result of facilities actions and lease termination costs.

The following table sets forth changes in the Company's restructuring liability relating to the foregoing plan during fiscal year 2008 and 2007:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ —	$ —	$ —
Charges to expense, net	2,301	—	2,301
Cash payments	(145)	—	(145)
Foreign currency impacts and other adjustments	66	—	66
Balance at September 28, 2007	2,222	—	2,222
Charges to expense, net	1,291	761	2,052
Cash payments	(1,702)	(252)	(1,954)
Foreign currency impacts and other adjustments	29	42	71
Balance at October 3, 2008	$ 1,840	$ 551	$ 2,391
Total expense since inception of plan			
(in millions)			
Restructuring expense			$ 4.4
Other restructuring-related costs			$ 5.4

The restructuring charges of $2.1 million and $2.3 million recorded during fiscal year 2008 and 2007, respectively related to employee termination benefits and costs associated with the closure of leased facilities. The Company also incurred other restructuring-related costs of $3.4 million and $2.0 million during fiscal year 2008 and 2007, respectively. These costs were related to employee retention costs and facilities-related costs including decommissioning costs and non-cash charges for accelerated depreciation of assets to be disposed upon the closure of facilities.

Note 8. Warranty and Indemnification Obligations

Product Warranties. The Company's products are generally subject to warranties. Liabilities for the estimated future costs of repair or replacement are established and charged to cost of sales at the time the related sale is recognized. The amount of liability to be recorded is based on management's best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. Changes in the Company's estimated liability for product warranty during fiscal years 2008 and 2007 follow:

	Fiscal Year Ended	
	October 3, 2008	September 28, 2007
(in thousands)		
Beginning balance	$ 12,454	$ 11,042
Charges to costs and expenses	22,184	21,167
Acquired warranty liabilities	1,098	—
Warranty expenditures and other adjustments	(21,869)	(19,755)
Ending balance	$ 13,867	$ 12,454

Indemnification Obligations. FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires a guarantor to recognize a liability for and/or disclose obligations it has undertaken in relation to the issuance of the guarantee. Under this guidance, arrangements involving indemnification clauses are subject to the disclosure requirements of FIN 45 only.

The Company is subject to certain indemnification obligations to VMS (formerly VAI) and VSEA in connection with the Instruments business as conducted by VAI prior to the Distribution (described in Note 1). These indemnification obligations cover a variety of aspects of the Company's business, including, but not limited to, employee, tax, intellectual property, litigation and environmental matters. Certain of the agreements containing these indemnification obligations are disclosed as exhibits to the Company's Annual Report on Form 10-K. The estimated fair value of these indemnification obligations is not considered to be material.

The Company is subject to certain indemnification obligations to Jabil in connection with the Company's sale of its Electronics Manufacturing Business to Jabil. These indemnification obligations cover certain aspects of the Company's conduct of the Electronics Manufacturing Business prior to its sale to Jabil, including, but not limited to, employee, tax, litigation and environmental matters. The agreement containing these indemnification obligations is disclosed as an exhibit to the Company's Annual Report on Form 10-K. The estimated fair value of these indemnification obligations is not considered to be material.

The Company's By-Laws require it to indemnify its officers and directors, as well as those who act as directors and officers of other entities at the request of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnity agreements with each director and officer that provide for indemnification of these directors and officers under certain circumstances. The form of these indemnity agreements is disclosed as an exhibit to the Company's Annual Report on Form 10-K. The indemnification obligations are more fully described in these indemnity agreements and the Company's By-Laws. The Company purchases insurance to cover claims or a portion of any claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company's By-Laws or these indemnity agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot reasonably be estimated. Historically, the Company has not made payments related to these indemnification obligations and the estimated fair value of these indemnification obligations is not considered to be material.

As is customary in the Company's industry and as provided for in local law in the U.S. and other jurisdictions, many of the Company's standard contracts provide remedies to customers and other third parties with whom the Company enters into contracts, such as defense, settlement or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company also agrees to indemnify customers, suppliers, contractors, lessors, lessees and others with whom it enters into contracts, against loss, expense and/or liability arising from various triggering events related to the sale and the use of the Company's products and services, the use of their goods and services, the use of facilities and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time, the Company sometimes also agrees to indemnify these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. Claims made under such indemnification obligations have been insignificant and the estimated fair value of these indemnification obligations is not considered to be material.

Note 9. Debt and Credit Facilities

Credit Facilities. The Company maintains relationships with banks in many countries from whom it sometimes obtains bank guarantees and short-term standby letters of credit. These guarantees and letters of credit relate primarily to advance payments and deposits made to the Company's subsidiaries by customers for which separate liabilities are recorded in the Consolidated Financial Statements. As of October 3, 2008, a total of $21.2 million of these bank guarantees and letters of credit were outstanding. No amounts had been drawn by beneficiaries under these or any other outstanding guarantees or letters of credit as of that date.

Long-term Debt. As of October 3, 2008, the Company had a $18.8 million term loan outstanding with a U.S. financial institution, compared to $25.0 million at September 28, 2007. As of both October 3, 2008 and September 28, 2007, the fixed interest rate on the term loan was 6.7%. The term loan contains certain covenants that limit future borrowings and the payment of cash dividends and require the maintenance of certain levels of working capital and operating results. The Company was in compliance with all restrictive covenants of the term loan agreement at October 3, 2008.

The following table summarizes future principal payments on long-term debt outstanding as of October 3, 2008:

	Fiscal Years						
	2009	2010	2011	2012	2013	Thereafter	Total
(in thousands)							
Long-term debt							
(including current portion) . . .	$ —	$ 6,250	$ —	$ 6,250	$ —	$ 6,250	$ 18,750

Based upon rates currently available to the Company for debt with similar terms and remaining maturities, the carrying amount of long-term debt approximates the estimated fair value.

Note 10. Operating Lease Commitments

As of October 3, 2008, the Company was committed to minimum rentals for certain facilities and other leased assets under long-term non-cancelable operating leases (net of non-cancelable sublease income) as follows:

(in thousands) **Fiscal Year**	
2009	$ 8,602
2010	6,473
2011	3,303
2012	2,040
2013	1,621
Thereafter	3,380
Total	$25,419

Rent expense for fiscal years 2008, 2007 and 2006, was $17.4 million, $16.1 million and $14.9 million, respectively.

Note 11. Retirement Plans

Certain employees of the Company in the U.S. are eligible to participate in the Company's sponsored, defined contribution retirement plan. For employee contributions made after certain minimum employment conditions have been met, the Company is obligated to match the participant's contribution up to 6% of their eligible compensation. Participants are entitled, upon termination or retirement, to receive their account balances, which are held by a third-party trustee. The Company has no defined benefit plans in the U.S. In addition to the U.S. retirement plan, a number of the Company's non-U.S. subsidiaries have retirement plans for regular full-time employees. Although most of the plans are defined contribution plans, several of them are defined benefit plans. Total expenses for all retirement plans amounted to $13.0 million, $12.5 million and $12.3 million for fiscal years 2008, 2007 and 2006, respectively.

As of September 28, 2007, the Company adopted the provisions of SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS 158 requires an employer to recognize the funded status of defined benefit postretirement plans (other than multiemployer plans) as an asset or liability in its consolidated balance sheet and recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement date of the plans funded status to be the same as a company's fiscal year-end.

Under SFAS 158, the components of the amount recognized in accumulated other comprehensive income at October 3, 2008 and September 28, 2007 were as follows:

(in thousands)	October 3, 2008	September 28, 2007
Components of accumulated other comprehensive income (before taxes of $261 and $522 in fiscal years 2008 and 2007, respectively)		
Prior service costs	$ 179	$ 204
Transition assets	(28)	(40)
Net actuarial loss	2,089	2,805
Foreign currency changes and other adjustments	647	—
Total	$ 2,887	$ 2,969

The portion of this amount expected to be amortized into net periodic pension cost in fiscal year 2009 is not significant.

Changes in the projected benefit obligation, fair value of plan assets and funded status relating to the Company's defined benefit pension plans follows:

	Fiscal Year Ended		
(in thousands)	October 3, 2008	September 28, 2007	September 29, 2006
Change in projected benefit obligation			
Projected benefit obligation at beginning of fiscal year	$ 53,333	$ 52,071	$ 46,085
Service cost, including plan participant contributions	1,573	1,721	1,680
Interest cost	2,957	2,601	2,138
Actuarial (gain) loss	(5,367)	(6,110)	(150)
Foreign currency changes	(3,749)	4,161	3,047
Benefit payments	(1,094)	(1,111)	(729)
Projected benefit obligation at end of fiscal year	$ 47,653	$ 53,333	$ 52,071
Change in fair value of plan assets and funded status			
Fair value of plan assets at beginning of fiscal year	$ 44,236	$ 37,279	$ 31,786
Actual return on plan assets	(2,731)	3,163	2,471
Employer and plan participant contributions	1,762	1,617	1,592
Foreign currency changes	(2,869)	3,288	2,159
Benefit and expense payments	(1,094)	(1,111)	(729)
Fair value of plan assets at end of fiscal year	39,304	44,236	37,279
Projected benefit obligation at end of fiscal year	(47,653)	(53,333)	(52,071)
Projected benefit obligation in excess of fair value of plan assets	(8,349)	(9,097)	(14,792)
Unrecognized prior service cost	—	—	142
Unrecognized net actuarial loss	—	—	10,023
Net accrued benefit cost at end of fiscal year	$ (8,349)	$ (9,097)	$ (4,627)

Additional information pertaining to the Company's defined benefit pension plans as of the end of fiscal years 2008 and 2007 is outlined below:

(dollars in thousands)	October 3, 2008	September 28, 2007
Amounts included in the Consolidated Balance Sheet		
Other (long-term) assets	$ 5,241	$ 3,915
Current liabilities	(22)	(19)
Other (long-term) liabilities	(13,568)	(12,993)
Net accrued benefit cost at end of fiscal year	$ (8,349)	$ (9,097)
Accumulated benefit obligation for all defined benefit pension plans	$ 42,974	$ 48,477
Weighted-average assumptions used to determine benefit obligations		
Discount rate	6.0%	5.5%
Rate of compensation increases	3.5%	3.6%
Weighted-average asset allocations by asset category		
Equity securities	35%	48%
Debt securities	52	42
Cash	3	2
Real estate	2	1
Other	8	7
Total	100%	100%
Additional information		
Increase (decrease) in minimum liability included in other comprehensive income after tax	$ 965	$ (2,504)

Information relating to defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets follows:

(in thousands)	October 3, 2008	September 28, 2007
Projected benefit obligation	$ 37,367	$ 42,302
Accumulated benefit obligation	$ 32,688	$ 37,446
Fair value of plan assets	$ 23,777	$ 29,289

Net Periodic Pension Cost. Net periodic pension cost for defined benefit pension plans is determined in accordance with SFAS 87, *Employers' Accounting for Pensions*, as amended, and is made up of several components that reflect different aspects of the Company's pension-related financial arrangements and the cost of benefits earned by participating employees. These components are determined using certain actuarial assumptions.

The components of the Company's net periodic pension cost relating to defined benefit pension plans and the weighted-average assumptions used to determine that cost follow:

(dollars in thousands)	October 3, 2008	September 28, 2007	September 29, 2006
Components of net periodic pension cost			
Service cost, net of plan participant contributions	$ 1,232	$ 1,387	$ 1,331
Interest cost	2,957	2,601	2,138
Expected return on plan assets	(2,657)	(2,126)	(1,702)
Amortization of prior service cost and actuarial gains and losses	(3)	460	522
Net periodic pension cost	$ 1,529	$ 2,322	$ 2,289
Weighted-average assumptions used to determine net periodic pension cost			
Discount rate	5.5%	4.8%	4.6%
Expected return on plan assets	5.8%	5.4%	5.2%
Rate of compensation increases	3.6%	4.1%	3.9%

Basis for Assumptions. The Company utilizes yields on country-specific, long-term Corporate AA bond indices (typically 10- or 15-year indices based on the expected timing of benefit payments) as the basis for its discount rate assumptions for each of its defined benefit pension plans. With regard to the expected return assumption, plan assets in most countries are invested in low-risk, long-term fixed income investments such as direct insurance policies and guaranteed insurance contracts. For these asset types, the expected rate of return is established either by reference to yields on comparable long-term corporate bond indices in that country or the return guaranteed by the issuer of the investment security (net of expenses). The exception to this is in the United Kingdom, where the majority of plan assets are invested in equity securities, with the remainder invested typically in corporate bonds, real estate and cash. Due to the nature of these investments, long-term money and corporate bond yields and an implied equity risk premium are considered in establishing the asset return assumption for the defined benefit pension plan in the United Kingdom.

Employer Contributions. During the fiscal year ended October 3, 2008, the Company made contributions totaling approximately $1.3 million to its defined benefit pension plans. The Company currently anticipates contributing an additional $1.2 million to its remaining defined benefit pension plans in fiscal year 2009, primarily in the United Kingdom.

Estimated Future Benefit Payments. As of October 3, 2008, benefit payments, which reflect expected future service (as appropriate), are expected to be as follows:

(in millions) **Fiscal Year**	
2009	$ 0.9
2010	$ 0.9
2011	$ 1.0
2012	$ 1.1
2013	$ 1.3
2014-2018	$ 8.9

Other Postretirement Benefits. At the Distribution (described in Note 1), the Company assumed responsibility for certain post-employment and postretirement benefits for active employees of the Company; the responsibility for all others, principally retirees of VAI, remained with VMS, although the

Company is obligated to reimburse VMS for certain costs relating to certain VAI retirees. The Company's portion of assets and liabilities as well as related expenses for shared post-employment and postretirement benefits have been included in these Consolidated Financial Statements. As of both October 3, 2008 and September 28, 2007, the Company had accrued $0.6 million, respectively, in current liabilities relating to these obligations. The Company also had accrued $5.6 million as of October 3, 2008 and $6.3 million as of September 28, 2007, in other liabilities relating to these obligations.

Note 12. Contingencies

Environmental Matters. The Company's operations are subject to various federal, state and local laws in the U.S. as well as laws in other countries regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These regulations increase the costs and potential liabilities of the Company's operations. However, the Company does not currently anticipate that its compliance with these regulations will have a material effect on the Company's capital expenditures, earnings or competitive position.

The Company and VSEA are each obligated (under the terms of the Distribution described in Note 1) to indemnify VMS for one-third of certain costs (after adjusting for any insurance recoveries and tax benefits recognized or realized by VMS for such costs) relating to (a) environmental investigation, monitoring and/or remediation activities at certain facilities previously operated by VAI and third-party claims made in connection with environmental conditions at those facilities, and (b) U.S. Environmental Protection Agency or third-party claims alleging that VAI or VMS is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") in connection with certain sites to which VAI allegedly shipped manufacturing waste for recycling, treatment or disposal (the "CERCLA sites"). With respect to the facilities formerly operated by VAI, VMS is overseeing the environmental investigation, monitoring and/or remediation activities, in most cases under the direction of or in consultation with federal, state and/or local agencies, and handling third-party claims. VMS is also handling claims relating to the CERCLA sites. The Company is also undertaking environmental investigation and/or monitoring activities at one of its facilities under the direction of or in consultation with governmental agencies.

Various uncertainties make it difficult to estimate future costs for certain of these environmental-related activities, specifically external legal expenses, VMS' internal oversight costs, third-party claims and a former VAI facility where the likelihood and scope of further environmental-related activities are difficult to assess. As of October 3, 2008, it was nonetheless estimated that the Company's future exposure for these environmental-related costs ranged in the aggregate from $1.2 million to $2.6 million. The time frame over which these costs are expected to be incurred varies with each type of cost, ranging up to approximately 30 years as of October 3, 2008. No amount in the foregoing range of estimated future costs is discounted, and no amount in the range is believed to be more probable of being incurred than any other amount in such range. The Company therefore had an accrual of $1.2 million as of October 3, 2008 for these future environmental-related costs.

Sufficient knowledge has been gained to be able to better estimate other costs for future environmental-related activities. As of October 3, 2008, it was estimated that the Company's future costs for these environmental-related activities ranged in the aggregate from $2.3 million to $13.1 million. The time frame over which these costs are expected to be incurred varies, ranging up to approximately 30 years as of October 3, 2008. As to each of these ranges of cost estimates, it was determined that a particular amount within the range was a better estimate than any other amount within the range. Together, these amounts totaled $5.8 million at October 3, 2008. Because both the amount and timing of the recurring portion of these costs were reliably determinable, that portion is discounted at 4%, net of inflation. The Company therefore had an accrual of $4.0 million as of October 3, 2008, which represents its best estimate of these future environmental-related costs after discounting estimated recurring future costs. This accrual is in addition to the $1.2 million described in the preceding paragraph.

At October 3, 2008, the Company's reserve for environmental-related costs, based upon future environmental-related costs estimated by the Company as of that date, was calculated as follows:

(in millions)	Recurring Costs	Non-Recurring Costs	Total Anticipated Future Cost
Fiscal Year			
2009	$ 0.3	$ 0.3	$ 0.6
2010	0.2	0.3	0.5
2011	0.2	0.3	0.5
2012	0.3	0.4	0.7
2013	0.3	0.2	0.5
Thereafter	3.6	0.5	4.1
Total costs	$ 4.9	$ 2.0	6.9
Less imputed interest			(1.7)
Reserve amount			5.2
Less current portion			(0.6)
Long-term (included in Other liabilities)			$ 4.6

The foregoing amounts are only estimates of anticipated future environmental-related costs and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation, monitoring and remediation activities and the large number of sites where such investigation, monitoring and remediation activities are being undertaken.

The Company has not reduced any environmental-related liability in anticipation of recoveries from third parties. However, an insurance company has agreed to pay a portion of certain of VAI's (now VMS') future environmental-related costs, for which the Company has an indemnification obligation, and the Company therefore has a long-term receivable of $1.0 million (discounted at 4%, net of inflation) in Other assets as of October 3, 2008, for the Company's share of that insurance recovery.

The Company believes that its reserves for the foregoing and other environmental-related matters are adequate, but as the scope of its obligation becomes more clearly defined, these reserves may be modified and related charges against or credits to earnings may be made. Although any ultimate liability arising from environmental-related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and its best assessment of the ultimate amount and timing of environmental-related events, the Company believes that the costs of environmental-related matters are not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

Legal Proceedings. The Company is involved in pending legal proceedings that are ordinary, routine and incidental to its business. While the ultimate outcome of these legal matters is not determinable, the Company believes that these matters are not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

Note 13. Stockholders' Equity

Stock Rights, Stock Plans and Stock Repurchase Programs

On April 2, 1999, stockholders of record of VAI on March 24, 1999 received in the Distribution (described in Note 1) one share of the Company's common stock for each share of VAI common stock held on April 2, 1999. Each stockholder also received one preferred stock purchase right ("Right") for each share of common stock distributed, entitling the stockholder to purchase one one-thousandth of a share of

Participating Preferred Stock, par value $0.01 per share, for $200.00 (subject to adjustment), in the event of certain changes in the Company's ownership. The Participating Preferred Stock is designed so that each one one-thousandth of a share has economic and voting terms similar to those of one share of common stock. The Rights will expire no later than March 2009. As of October 3, 2008, no Rights were eligible to be exercised and none had been exercised through that date.

Omnibus Stock Plan. Effective April 2, 1999, the Company adopted the Omnibus Stock Plan ("OSP") under which shares of common stock can be issued to officers, directors and employees. The OSP has been approved by the Company's stockholders and is administered by the Compensation Committee of the Company's Board of Directors. At October 3, 2008, a total of 4,124,000 shares were available for issuance under the OSP.

Employee Stock Purchase Plan. During fiscal year 2000, the Company's Board of Directors approved the Employee Stock Purchase Plan ("ESPP"), which was approved by the Company's stockholders in February 2003. Under the ESPP, eligible Company employees may set aside, through payroll deductions, between 1% and 10% of eligible compensation for purchases of the Company's common stock. The participants' purchase price is the lower of 85% of the stock's market value on the enrollment date or 85% of the stock's market value on the purchase date. Prior to fiscal year 2006, enrollment dates occurred every six months and purchase dates occurred each quarter. Beginning in fiscal year 2006, the Company reduced the length of each offering period under its ESPP from six months to three months. At October 3, 2008, a total of 188,000 shares were available for issuance under the ESPP.

Stock Repurchase Programs. In February 2008, the Company's Board of Directors approved a new stock repurchase program under which the Company was authorized to utilize up to $100 million to repurchase shares of its common stock. This repurchase program is effective through December 31, 2009. During fiscal year 2008, the Company repurchased and retired 1,070,000 shares under this authorization at an aggregate cost of $55.4 million. As of October 3, 2008, the Company had remaining authorization to repurchase $44.6 million of its common stock under this program.

In January 2007, the Company's Board of Directors approved a stock repurchase program under which the Company is authorized to utilize up to $100 million to repurchase shares of its common stock. This repurchase program was effective through December 31, 2008. During fiscal year 2008, the Company repurchased and retired 876,000 shares under this authorization at an aggregate cost of $50.4 million, which completed this repurchase program. During fiscal year 2007, the Company repurchased and retired 862,000 shares under this authorization at an aggregate cost of $49.6 million.

In November 2005, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to utilize up to $100 million to repurchase shares of its common stock. This repurchase program was effective through September 30, 2007. During fiscal year 2007, the Company repurchased and retired 820,000 shares under this authorization at an aggregate cost of $37.0 million, which completed this repurchase program. During fiscal year 2006, the Company repurchased and retired 1,515,000 shares under this authorization at an aggregate cost of $63.0 million.

Other Stock Repurchases. During fiscal year 2008, the Company repurchased and retired 16,000 shares tendered to it by employees in settlement of employee tax withholding obligations due from those employees upon the vesting of restricted stock.

Share-Based Compensation

Stock Options. Under the OSP, the Company periodically grants stock options to officers, directors and employees. The exercise price for stock options granted under the OSP may not be less than 100% of the fair market value at the date of the grant. Options granted are exercisable at the times and on the terms established by the Compensation Committee, but not later than ten years after the date of grant (except in the event of death, after which an option is exercisable for three years). Options granted generally become exercisable in cumulative installments of one-third each year commencing one year following the date of grant.

The following table summarizes stock option activity under the OSP for the periods indicated:

	Shares	Weighted Average Exercise Price	Aggregate Grant Date Fair Value[1]	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		*(in millions)*	*(in years)*	*(in millions)*
Outstanding at September 30, 2005	3,246	$ 28.80			
Granted	538	$ 41.88	$ 7.0		
Exercised	(1,225)	$ 24.85			
Cancelled or expired	(66)	$ 38.99			
Outstanding at September 29, 2006	2,493	$ 33.30		5.4	$ 31.4
Granted	339	$ 46.13	$ 5.0		
Exercised	(1,001)	$ 28.12			
Cancelled or expired	(48)	$ 41.22			
Outstanding at September 28, 2007	1,783	$ 38.43		5.6	$ 44.9
Granted	301	$ 66.71	$ 5.9		
Exercised	(410)	$ 35.07			
Cancelled or expired	(14)	$ 59.04			
Outstanding at October 3, 2008	1,660	$ 44.21		5.7	$ 24.0
Exercisable at October 3, 2008	1,030	$ 38.09		4.6	$ 19.2

(1) After estimated forfeitures.

The intrinsic value of options exercised in fiscal year 2008, 2007 and 2006 was $11.4 million, $26.2 million and $21.8 million, respectively.

Restricted (Nonvested) Stock. Under the OSP, the Company also periodically grants restricted (nonvested) common stock to employees. Such grants are valued as of the grant date. These amounts are recognized by the Company as share-based compensation expense ratably over their respective vesting periods, which range from one to three years.

The following table summarizes restricted (nonvested) common stock activity under the OSP for the periods indicated:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Grant Date Fair Value
	(in thousands)		*(in millions)*
Outstanding at September 30, 2005	25	$ 36.18	
Granted	27	$ 42.51	$ 1.2
Outstanding at September 29, 2006	52	$ 39.51	
Granted	59	$ 47.83	$ 2.8
Outstanding at September 28, 2007	111	$ 43.92	
Granted	46	$ 67.55	$ 3.1
Vested	(52)	$ 43.48	
Outstanding at October 3, 2008	105	$ 54.51	

Share-based compensation expense related to restricted (nonvested) common stock was $2.6 million, $2.2 million and $0.6 million in fiscal years 2008, 2007 and 2006, respectively. As of October 3, 2008, there was $2.0 million of total unrecognized compensation expense related to restricted (nonvested) common stock granted under the OSP. This expense is expected to be recognized over a weighted-average period of 0.8 years.

Performance Shares. During fiscal year 2008, the Company implemented a long-term performance share program. Under this program, vested shares of the Company's common stock could be granted under the OSP to certain key employees, depending on the Company's performance relative to pre-determined long-term earnings per share targets.

As of October 3, 2008, targeted performance shares had been awarded for two performance periods, key aspects of which are summarized below:

Performance period	Range of shares issuable	Timing of share issuance (if earned)
Fiscal years 2008 – 2010	0 – 73,000	Fiscal year 2011
Fiscal years 2009 – 2011	0 – 121,800	Fiscal year 2012

Non-Employee Director Stock Units. Under the terms of the OSP, on the first business day following each annual meeting of the Company's stockholders, each person then serving as a non-employee director is automatically granted stock units having an initial value of $45,000 beginning in fiscal year 2008 and $25,000 prior to fiscal year 2008. The stock units will vest upon termination of the director's service on the Board of Directors and will then be satisfied by issuance of shares of the Company's common stock. Each non-employee director who holds stock units will not have rights as a stockholder with respect to the shares issuable thereunder until such shares are paid out. The stock units are not transferable, except to the non-employee director's designated beneficiary or estate in the event of his or her death. During fiscal year 2008, the Company granted stock units with an aggregate value of $225,000 to non-employee members of its Board of Directors (of which there were five) and recognized the total value of $225,000 as share-based compensation expense at the time of grant. During fiscal year 2007, the Company granted stock units with an aggregate value of $125,000 to non-employee members of its Board of Directors (of which there were five) and recognized the total value of $125,000 as share-based compensation expense at the time of grant. During fiscal year 2006, the Company granted stock units with an aggregate value of $150,000 to non-employee members of its Board of Directors (of which there were six) and recognized the total value of $150,000 as share-based compensation expense at the time of grant.

Employee Stock Purchase Plan. Under the ESPP, employees purchased 79,100 shares for $3.9 million, 96,600 shares for $3.8 million and 114,500 shares for $3.6 million, during fiscal years 2008, 2007 and 2006, respectively.

During fiscal year 2008, the weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $13.88 per share for offering periods during the year. During fiscal year 2007, the weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $10.87 per share for offering periods during the year. During fiscal year 2006, the weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $8.24 per share for offering periods during the year.

Share-Based Compensation under SFAS 123(R). Share-Based Compensation Expense. The Company accounts for share-based awards in accordance with the provisions of SFAS 123(R), *Share-Based Payment.*

The following table summarizes the amount of share-based compensation expense by award type as well as the effect of this expense on income tax expense, net earnings and net earnings per share:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands, except per share amounts)			
Share-based compensation expense by award type:			
Employee and non-employee director stock options	$(5,484)	$(6,653)	$(7,005)
Employee stock purchase plan	(1,048)	(948)	(913)
Restricted (nonvested) stock [1]	(2,916)	(2,220)	(644)
Non-employee director stock units	(225)	(125)	(150)
Total share-based compensation expense (effect on earnings before income taxes)	(9,673)	(9,946)	(8,712)
Effect on income tax expense	2,686	3,622	3,172
Effect on net earnings	$(6,987)	$(6,324)	$(5,540)

(1) Includes $332,000 in fiscal year 2008 and $128,000 in fiscal year 2007 related to shares granted in connection with the Company's fiscal year 2007 restructuring plan.

As of October 3, 2008, the unrecorded deferred share-based compensation balance related to stock options was $4.4 million. This amount will be recognized as expense using the straight-line attribution method over an estimated weighted-average amortization period of 1.3 years.

Share-based compensation expense recorded has been included in the Company's Consolidated Statement of Earnings as follows:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
Cost of sales	$ 463	$ 443	$ 448
Selling, general and administrative	8,728	8,970	7,723
Research and development	482	533	541
Total	$9,673	$9,946	$8,712

Capitalizable share-based compensation expense relating to inventory or deferred cost of sales (a component of deferred profit) was not significant at October 3, 2008, September 28, 2007 or September 29, 2006.

Valuation Assumptions. The Company estimates the fair value of stock options granted under the OSP and shares issued under the ESPP using the Black-Scholes option-pricing model, consistent with the provisions of SFAS 123(R), SAB 107 and the Company's prior-period pro forma disclosures of net earnings, including share-based compensation (determined under a fair value method as prescribed by SFAS-123). The fair value of each option grant under the OSP and each share issuance under the ESPP was estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Employee and non-employee director stock options:			
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	3.4%	4.6%	4.5%
Expected price volatility	29%	30%	30%
Expected life (in years)	4.5	4.5	4.5
Employee stock purchase plan purchases:			
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.1%	5.0%	4.5%
Expected price volatility	39%	28%	30%
Expected life (in years)	0.3	0.3	0.3

Option-pricing models require the input of highly subjective assumptions, including the expected forfeiture rate and life of the option and the expected price volatility of the underlying stock. The Company estimates the expected forfeiture and expected life assumptions based on historical experience. In determining the Company's expected stock price volatility assumption, the Company reviews both the historical and implied volatility of the Company's common stock, with implied volatility based on the implied volatility of publicly traded options on the Company's common stock. Unless the volume or maturity of these publicly traded options does not satisfy the conditions to use implied volatility under SAB 107, the Company determines the expected stock price volatility assumption using a combination of historical and implied volatility. The expected stock price volatility assumption for fiscal year 2008 was determined using the historical volatility of the Company's common stock. For fiscal years 2007 and 2006, the expected stock price volatility assumption was determined using a combination of the historical and implied volatility of the Company's common stock.

Note 14. Income Taxes

The sources of earnings before income taxes follow:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
United States	$ (7,359)	$ (3,387)	$(7,317)
Foreign	110,078	100,215	81,981
Earnings before income taxes	$102,719	$ 96,828	$74,664

The following table summarizes the activity related to unrecognized tax benefits:

(in thousands)	
Balance at September 29, 2007 (first day of fiscal year 2008)	$ 6,924
Additions based on tax positions related to the current year	1,501
Expiration of the statute of limitations for the assessment of taxes	(2,514)
Balance at October 3, 2008	$ 5,911

The Company's U.S. federal, state and local and foreign income tax returns are subject to audit by relevant tax authorities. During fiscal year 2008, the U.S. Internal Revenue Service closed its examination of the Company's fiscal year 2003 U.S. federal tax return without assessing additional taxes. The Company's income tax reporting periods beginning with fiscal year 2005 for the U.S. and fiscal year 2003 for the Company's major foreign jurisdictions remain generally open to audit by relevant tax authorities.

Note 15. Net Earnings Per Share

Basic earnings per share are calculated based on net earnings and the weighted-average number of shares of common stock outstanding during the reported period. Diluted earnings per share are calculated similarly, except that the weighted-average number of common shares outstanding during the period is increased by the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of potential common stock (including outstanding stock options, ESPP shares, non-employee director stock units and restricted stock) is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of share-based compensation and the tax benefit thereon as required by SFAS 123(R).

In fiscal years 2008, 2007 and 2006, options to purchase approximately 255,000, 10,000 and 452,000 shares, respectively, were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

A reconciliation of weighted-average basic shares outstanding to weighted-average diluted shares outstanding follows:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
Weighted-average basic shares outstanding	29,620	30,457	30,929
Net effect of dilutive potential common stock	452	547	495
Weighted-average diluted shares outstanding	30,072	31,004	31,424

Note 16. Industry and Geographic Segments

Industry Segments. For financial reporting purposes, the Company's operations are grouped into two business segments: Scientific Instruments and Vacuum Technologies. The Scientific Instruments segment designs, develops, manufactures, markets, sells and services equipment and related software, consumable products, accessories and services for a broad range of life science, environmental, energy, and applied research and other applications requiring identification, quantification and analysis of the composition or structure of liquids, solids or gases. The Vacuum Technologies segment designs, develops, manufactures, markets, sells and services vacuum products and related accessories and services used to create, contain, control, measure and test vacuum environments in a broad range of life science, environmental, energy, and applied research and other applications requiring ultra-clean or high-vacuum environments. These segments were determined in accordance SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

Valuation Assumptions. The Company estimates the fair value of stock options granted under the OSP and shares issued under the ESPP using the Black-Scholes option-pricing model, consistent with the provisions of SFAS 123(R), SAB 107 and the Company's prior-period pro forma disclosures of net earnings, including share-based compensation (determined under a fair value method as prescribed by SFAS 123). The fair value of each option grant under the OSP and each share issuance under the ESPP was estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Employee and non-employee director stock options:			
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	3.4%	4.6%	4.5%
Expected price volatility	29%	30%	30%
Expected life (in years)	4.5	4.5	4.5
Employee stock purchase plan purchases:			
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	2.1%	5.0%	4.5%
Expected price volatility	39%	28%	30%
Expected life (in years)	0.3	0.3	0.3

Option-pricing models require the input of highly subjective assumptions, including the expected forfeiture rate and life of the option and the expected price volatility of the underlying stock. The Company estimates the expected forfeiture and expected life assumptions based on historical experience. In determining the Company's expected stock price volatility assumption, the Company reviews both the historical and implied volatility of the Company's common stock, with implied volatility based on the implied volatility of publicly traded options on the Company's common stock. Unless the volume or maturity of these publicly traded options does not satisfy the conditions to use implied volatility under SAB 107, the Company determines the expected stock price volatility assumption using a combination of historical and implied volatility. The expected stock price volatility assumption for fiscal year 2008 was determined using the historical volatility of the Company's common stock. For fiscal years 2007 and 2006, the expected stock price volatility assumption was determined using a combination of the historical and implied volatility of the Company's common stock.

Note 14. Income Taxes

The sources of earnings before income taxes follow:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
United States	$ (7,359)	$ (3,387)	$(7,317)
Foreign	110,078	100,215	81,981
Earnings before income taxes	$102,719	$ 96,828	$74,664

Income tax expense on earnings consists of the following:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
Current			
U.S. Federal	$(1,670)	$ 7,730	$ 5,629
Foreign	39,909	32,728	30,907
State and local	1,157	2,158	958
Total current	39,396	42,616	37,494
Deferred			
U.S. Federal	(2,753)	(8,002)	(9,038)
Foreign	(442)	422	(1,872)
State and local	73	(1,824)	(1,989)
Total deferred	(3,122)	(9,404)	(12,899)
Income tax expense	$36,274	$33,212	$ 24,595

Deferred income tax expense for fiscal year 2008 includes $0.5 million attributable to changes in tax rates.

Deferred tax assets and liabilities are recognized for the temporary differences between the tax basis and reported amounts of assets and liabilities, and tax loss and credit carry-forwards. Their significant components follow:

	October 3, 2008	September 28, 2007
(in thousands)		
Assets		
Capitalized research and development costs	$22,646	$20,071
Deferred compensation	16,154	15,475
Inventory	12,623	11,898
Deferred profit	3,564	4,938
Product warranty	3,827	3,833
Loss and credit carry-forwards	3,623	1,398
Other	2,434	4,451
Gross deferred tax assets	64,871	62,064
Valuation allowance	(837)	—
Total deferred tax assets	64,034	62,064
Liabilities		
Depreciation and amortization	18,782	17,431
Currency translation adjustment	5,406	5,689
Unremitted earnings of foreign subsidiaries	836	—
Total deferred tax liabilities	25,024	23,120
Net deferred tax assets	$39,010	$38,944

As of October 3, 2008, the Company's foreign manufacturing and sales subsidiaries had accumulated approximately $120.1 million of earnings that have been reinvested in their operations. The Company has not provided U.S. tax on these earnings. Determination of the amount of unrecognized deferred tax liability on such earnings is not practicable.

As of October 3, 2008, the Company had a U.S. foreign tax credit carry-forward of approximately $4.2 million that expires in 2019. If realized, $2.5 million of this carry-forward will be accounted for as a credit to stockholders' equity. The balance of this carry-forward has been recognized as a deferred tax asset.

As of October 3, 2008, the Company had U.S. research and development credit carry-forwards of approximately $1.0 million that begin to expire in 2028 and have been recognized as a deferred tax asset.

As of October 3, 2008, the Company had foreign loss carry-forwards of approximately $3.2 million that have been recognized as deferred tax assets. A full valuation allowance has been provided on $1.4 million of this loss carry-forward. If realized the associated tax benefit will be recorded as a reduction in goodwill. In fiscal year 2006, foreign income tax expense included $0.6 million relating to loss carry-forwards that were recorded as a reduction to goodwill.

The difference between the reported income tax rate on earnings before income taxes and the federal statutory income tax rate is attributable to the following:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal benefit	0.8	0.2	(0.9)
Foreign taxes	(2.2)	(0.8)	0.1
Other	1.7	(0.1)	(1.3)
Reported income tax rate	35.3%	34.3%	32.9%

In both fiscal years 2008 and 2007, accumulated other comprehensive income was decreased approximately $0.6 million due to the tax benefit of certain postretirement liabilities recognized during those periods.

Effective September 29, 2007 (the first day of fiscal year 2008), the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No 109*, which addresses accounting for, and disclosure of, uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the adoption of FIN 48, the Company reduced its liability for unrecognized tax benefits and increased deferred tax assets by $2.4 million and $0.6 million, respectively. These adjustments were aggregated and accounted for as a cumulative effect of a change in accounting principle, which resulted in an increase to retained earnings of $3.0 million. In addition, the Company reclassified certain tax liabilities for unrecognized tax benefits, as well as related potential penalties and interest, from current liabilities to long-term liabilities. The total amount of unrecognized tax benefits excluding interest thereon as of the date of adoption was $6.9 million, substantially all of which would impact the effective tax rate if realized. The Company's policy to include interest and penalties related to income taxes within income tax expense did not change as a result of implementing FIN 48. As of the date of adoption of FIN 48, the Company had accrued $0.7 million in income taxes payable for the payment of interest and penalties related to unrecognized tax benefits.

At October 3, 2008, the total amount of unrecognized tax benefits excluding interest thereon was $5.9 million, substantially all of which would impact the effective tax rate if realized during the year. The Company accrued $0.2 million and reversed $0.4 million of interest and penalties related to these unrecognized tax benefits during fiscal year 2008. Income taxes payable at October 3, 2008, included accrued interest and penalties of $0.5 million. Although the timing and outcome of income tax audits is highly uncertain, it is possible that certain unrecognized tax benefits could decrease in the next twelve months due to lapse of certain statutes of limitation and result in a reduction in the annual effective tax rate of up to 1%. Any such reduction could be impacted by other changes in unrecognized tax benefits.

FORM 10-K

The following table summarizes the activity related to unrecognized tax benefits:

(in thousands)	
Balance at September 29, 2007 (first day of fiscal year 2008)	$ 6,924
Additions based on tax positions related to the current year	1,501
Expiration of the statute of limitations for the assessment of taxes	(2,514)
Balance at October 3, 2008	$ 5,911

The Company's U.S. federal, state and local and foreign income tax returns are subject to audit by relevant tax authorities. During fiscal year 2008, the U.S. Internal Revenue Service closed its examination of the Company's fiscal year 2003 U.S. federal tax return without assessing additional taxes. The Company's income tax reporting periods beginning with fiscal year 2005 for the U.S. and fiscal year 2003 for the Company's major foreign jurisdictions remain generally open to audit by relevant tax authorities.

Note 15. Net Earnings Per Share

Basic earnings per share are calculated based on net earnings and the weighted-average number of shares of common stock outstanding during the reported period. Diluted earnings per share are calculated similarly, except that the weighted-average number of common shares outstanding during the period is increased by the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of potential common stock (including outstanding stock options, ESPP shares, non-employee director stock units and restricted stock) is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of share-based compensation and the tax benefit thereon as required by SFAS 123(R).

In fiscal years 2008, 2007 and 2006, options to purchase approximately 255,000, 10,000 and 452,000 shares, respectively, were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

A reconciliation of weighted-average basic shares outstanding to weighted-average diluted shares outstanding follows:

	Fiscal Year Ended		
	October 3, 2008	September 28, 2007	September 29, 2006
(in thousands)			
Weighted-average basic shares outstanding	29,620	30,457	30,929
Net effect of dilutive potential common stock	452	547	495
Weighted-average diluted shares outstanding	30,072	31,004	31,424

Note 16. Industry and Geographic Segments

Industry Segments. For financial reporting purposes, the Company's operations are grouped into two business segments: Scientific Instruments and Vacuum Technologies. The Scientific Instruments segment designs, develops, manufactures, markets, sells and services equipment and related software, consumable products, accessories and services for a broad range of life science, environmental, energy, and applied research and other applications requiring identification, quantification and analysis of the composition or structure of liquids, solids or gases. The Vacuum Technologies segment designs, develops, manufactures, markets, sells and services vacuum products and related accessories and services used to create, contain, control, measure and test vacuum environments in a broad range of life science, environmental, energy, and applied research and other applications requiring ultra-clean or high-vacuum environments. These segments were determined in accordance SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

General corporate costs include shared costs of legal, tax, accounting, treasury, insurance and certain other management costs. A portion of the indirect and common costs has been allocated to the segments through the use of estimates. Also, transactions between segments are accounted for at cost and are not included in sales. Accordingly, the following information is provided for purposes of achieving an understanding of operations, but might not be indicative of the financial results of the reported segments were they independent organizations. In addition, comparisons of the Company's operations to similar operations of other companies might not be meaningful.

The Company operates various manufacturing and marketing operations outside of the U.S. In fiscal years 2008, 2007 and 2006, no single country outside of the U.S. accounted for more than 10% of total sales (based on the geographic location of the customer). Except for the United Kingdom, no single country outside the U.S. accounted for more than 10% of total assets in fiscal years 2008, 2007 and 2006. Transactions between geographic areas are accounted for at cost and are not included in sales.

Included in the total of Other international sales are export sales recorded by U.S. entities in fiscal years 2008, 2007 and 2006 of approximately $53 million, $53 million and $62 million, respectively.

Industry Segments

	Total Sales			Pretax Earnings			Identifiable Assets			Capital Expenditures			Depreciation and Amortization		
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
(in millions)															
Scientific Instruments	$ 839	$762	$686	$ 81	$ 79	$ 60	$695	$631	$610	$21	$16	$18	$25	$25	$23
Vacuum Technologies	174	159	149	34	32	29	57	58	54	3	3	2	4	4	4
Total industry segments	1,013	921	835	115	111	89	752	689	664	24	19	20	29	29	27
General corporate	—	—	—	(13)	(18)	(16)	151	248	198	0	0	0	0	0	0
Impairment of private company equity investment	—	—	—	(3)	—	—	—	—	—	—	—	—	—	—	—
Interest income	—	—	—	6	6	4	—	—	—	—	—	—	—	—	—
Interest expense	—	—	—	(2)	(2)	(2)	—	—	—	—	—	—	—	—	—
Total company	$1,013	$921	$835	$103	$ 97	$ 75	$903	$937	$862	$24	$19	$20	$29	$29	$27

Geographic Information

	Sales to Unaffiliated Customers[1]			Intergeographic Sales to Affiliates			Total Sales			Pretax Earnings		
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
(in millions)												
United States	$ 279	$264	$273	$ 118	$ 97	$ 189	$ 397	$ 361	$ 462	$ 26	$ 28	$ 40
International	734	657	562	357	304	288	1,091	961	850	105	101	68
Total geographic segments	1,013	921	835	475	401	477	1,488	1,322	1,312	131	129	108
Eliminations, corporate and other	—	—	—	(475)	(401)	(477)	(475)	(401)	(477)	(28)	(32)	(33)
Total company	$1,013	$921	$835	$ —	$ —	$ —	$1,013	$ 921	$ 835	$103	$ 97	$ 75

	Identifiable Assets			Long-Lived Assets[2]		
	2008	2007	2006	2008	2007	2006
(in millions)						
United States	$462	$551	$515	$ 67	$ 70	$ 72
United Kingdom	112	111	115	12	13	12
Italy [3]	—	—	—	14	15	14
The Netherlands [3]	—	—	—	17	12	11
Other international	329	275	232	15	17	12
Total company	$903	$937	$862	$ 125	$ 127	$ 121

(1) Sales to unaffiliated customers are generally reported based on the geographic location of the customer. No single customer accounted for more than 10% of sales in any of the fiscal years presented.
(2) Excludes goodwill, intangible assets and long-term deferred tax assets.
(3) Identifiable assets amounts are included in Other international amounts as they are not individually material.

Note 17. Subsequent Events

During the first quarter of fiscal year 2009, the Company committed to a plan to reduce its employee headcount in order to reduce operating costs and increase margins. The plan involves the termination of approximately 35 employees, mostly located in Europe, and will result in pretax restructuring and other related costs totaling between $2.5 million and $3.5 million. These costs will relate primarily to one-time termination benefits. The Company currently anticipates that these costs will be recorded and that the related actions will be substantially completed in the first half of fiscal year 2009. The restructuring costs include no non-cash components and are expected to be settled by the end of fiscal 2011.

VARIAN, INC. AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS
for fiscal years 2008, 2007 and 2006
(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions: Description	Deductions: Amount	Balance at End of Period
Allowance for Doubtful Accounts Receivable:					
Fiscal year 2008	$ 1,748	$ (138)	Write-offs & adjustments	$ 358	$ 1,252
Fiscal year 2007	$ 1,982	$ (167)	Write-offs & adjustments	$ 67	$ 1,748
Fiscal year 2006	$ 1,790	$ 391	Write-offs & adjustments	$ 199	$ 1,982

FORM 10-K

FORM 10-K

VARIAN, INC. AND SUBSIDIARY COMPANIES

Quarterly Consolidated Financial Data (Unaudited)

Amounts for each quarterly period in fiscal years 2008 and 2007 follow:

	Fiscal Year 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in millions, except per share amounts)				
Sales	$ 237.4	$ 248.2	$ 244.4	$ 282.5
Gross profit	$ 107.3	$ 112.9	$ 106.2	$ 126.1
Net earnings	$ 17.6	$ 15.8	$ 11.4	$ 21.7
Net earnings per share				
Basic	$ 0.58	$ 0.53	$ 0.39	$ 0.75
Diluted	$ 0.57	$ 0.52	$ 0.38	$ 0.74

	Fiscal Year 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in millions, except per share amounts)				
Sales	$ 218.0	$ 229.9	$ 227.1	$ 245.6
Gross profit	$ 99.7	$ 105.5	$ 101.9	$ 108.4
Net earnings	$ 15.4	$ 16.3	$ 14.5	$ 17.4
Net earnings per share				
Basic	$ 0.50	$ 0.54	$ 0.48	$ 0.57
Diluted	$ 0.49	$ 0.53	$ 0.47	$ 0.56

Net earnings per share for the four quarters of each fiscal year may not sum to the total for the fiscal year because of the different number of shares outstanding during each period.

VARIAN, INC.

3120 Hansen Way
Palo Alto, California 94304-1030
(650) 213-8000

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 5, 2009

Date, Time and Location

You are cordially invited to the Annual Meeting of Stockholders of Varian, Inc. to be held on Thursday, February 5, 2009, at 6:00 p.m. local time, at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California.

Agenda

The agenda for the Annual Meeting is as follows:

- To elect two Class I directors for three-year terms; and
- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2009.

In addition, any other business that may be properly brought before the Annual Meeting and any adjournment of the Annual Meeting may be transacted.

Record Date

The record date for the Annual Meeting was December 15, 2008. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Annual Meeting. A list of these stockholders will be available at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California 94304-1030, for a period of at least ten days before the Annual Meeting.

Voting

It is important that you vote or grant your proxy to vote at the Annual Meeting. Therefore, whether or not you expect to attend the Annual Meeting, please vote by internet, by telephone or by completing, signing and dating the enclosed proxy and mailing it promptly in the accompanying return envelope. You may revoke your proxy at any time before it is voted, and you may vote in person at the Annual Meeting even if you have returned a proxy. These and other voting procedures are explained in the following Proxy Statement.

By Order of the Board of Directors

A. W. Homan
Secretary

December 19, 2008
Palo Alto, California

PROXY STATEMENT

Varian, Inc.

3120 Hansen Way
Palo Alto, California 94304-1030
(650) 213-8000

PROXY STATEMENT

INFORMATION REGARDING VOTING AND SOLICITATION OF PROXIES

General

This Proxy Statement is being furnished to you as a stockholder of Varian, Inc., a Delaware corporation (the "Company"), in connection with the Company's Annual Meeting of Stockholders, to be held on February 5, 2009, at 6:00 p.m. local time, at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California, and any adjournment of that meeting (the "Annual Meeting"). The Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. You may grant your proxy by internet, by telephone or by signing, dating and returning the enclosed proxy in the accompanying pre-addressed, postage-paid return envelope.

There are two items on the agenda for the Annual Meeting: The first item is to elect two Class I directors to the Board of Directors. The second item is to ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal year 2009.

The Board of Directors does not know of any other matter to be brought before the Annual Meeting. If any other matter does properly come before the Annual Meeting, the Board intends that the persons named in the enclosed form of proxy will vote on such matter in accordance with their judgment.

This Proxy Statement and the accompanying form of proxy will be first sent on or about December 23, 2008 to stockholders entitled to vote at the Annual Meeting.

Voting

The Company's common stock is the only type of voting security issued, and only holders of common stock are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Only stockholders of record at the close of business on December 15, 2008 are entitled to notice of and to vote at the Annual Meeting. As of that record date, there were 28,959,742 shares of the Company's common stock outstanding.

The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock is necessary to constitute a quorum permitting action to be taken at the Annual Meeting. Abstentions and broker non-votes are counted as present at the Annual Meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs when a bank, broker, nominee or other holder of record holding shares for a beneficial owner submits a proxy but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

The affirmative vote of a plurality of the shares of the Company's common stock present or represented by proxy at the Annual Meeting is required to elect the Class I directors. This means that Richard U. De Schutter and James T. Glover, the Board of Directors' nominees to serve as the Class I directors, must receive the highest numbers of votes cast in order to be elected as the Class I directors. Therefore, any shares not voted (whether by abstention, broker non-vote or otherwise) will have no effect on the election of the Class I directors.

The affirmative vote of a majority of the shares of the Company's common stock present or represented by proxy at the Annual Meeting is required to ratify the appointment of PwC as the Company's independent registered public accounting firm for fiscal year 2009. Abstentions will have the same effect as a negative vote on this proposal.

Your shares will be voted in accordance with your instructions set forth on the proxy that you return. If your proxy provides no instructions with respect to voting on the election of the Class I directors or voting on the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal year 2009, your proxy will be voted FOR the election of Richard U. De Schutter and James T. Glover as the Class I directors and FOR the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal year 2009.

Even if you return your proxy, you may revoke or change your proxy at any time prior to the Annual Meeting. You may do this prior to the Annual Meeting by sending to the Company's Secretary (at the Company's address set forth above) a written notice of revocation or a new proxy bearing a later date. You may also revoke your proxy by attending the Annual Meeting and voting in person.

Solicitation of Proxies

The cost of soliciting proxies will be borne by the Company. Copies of solicitation materials will be furnished to banks, brokers, nominees and other fiduciaries and custodians to forward to beneficial owners of the Company's common stock held in their names. The Company will reimburse such persons for their reasonable out-of-pocket expenses in forwarding solicitation materials. In addition to solicitations by mail, some of the Company's directors, officers and other employees, without extra remuneration, might supplement this solicitation by letter, telephone or personal interview. The Company might also retain The Altman Group, Inc., 1200 Wall Street West, 3rd Floor, Lyndhurst, New Jersey 07071, to assist with the solicitation of proxies from banks, brokers, nominees and other holders, for a fee not expected to exceed $1,500 plus reasonable out-of-pocket expenses (not expected to exceed $500), which fees and expenses would be paid by the Company.

Stockholder Proposals and Nominations

Any stockholder who wishes to submit a proposal to be voted on or to nominate a person for election to the Board of Directors at the Company's annual meeting of stockholders in 2010, and who wishes to have that proposal or nomination set forth in the proxy statement and form of proxy prepared by the Company for that meeting, must notify the Company's Secretary (at the Company's address set forth above) no later than August 23, 2009. Any such notice of a proposal or nomination must include certain information about the proposal or nominee and about the stockholder submitting the proposal or nomination, as required by the Company's By-Laws, and must also meet the requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement or form of proxy.

Any stockholder who wishes to submit a proposal to be voted on or to nominate a person for election to the Board of Directors at the Company's annual meeting of stockholders in 2010 and who is not seeking to have that proposal or nomination included in the proxy statement and form of proxy prepared by the Company for that meeting, must notify the Company's Secretary (at the Company's address set forth above) no earlier than September 22, 2009 and no later than October 22, 2009 (unless the date of the 2010 annual meeting is more than 30 days before or more than 60 days after February 5, 2010, in which case the notice of proposal must be received by the later of October 22, 2009 or the tenth day following the day the Company publicly announces the date of the 2010 annual meeting). The notice of a proposal or nomination must also include certain information about the proposal or nominee and about the stockholder submitting the proposal or nomination, as required by the Company's By-Laws, and must also meet the requirements of applicable securities laws. Proposals or nominations not meeting these requirements will not be presented at the 2010 annual meeting.

For more information regarding stockholder proposals or nominations, you may request a copy of the By-Laws from the Company's Secretary (at the Company's address set forth above). The By-Laws are also posted at the Company's website, www.varianinc.com (click on *Investors*, then on *Corporate Governance*).

Stockholder Communications with the Board

Any stockholder may communicate with the Board of Directors in writing through the Company's Secretary (at the Company's address set forth above), provided that the communication identifies the stockholder and the number and type of securities held by that stockholder. The Secretary reviews such stockholder communications, and forwards them to the Board of Directors unless the Secretary, in consultation with the Chief Executive Officer, determines that the communication is inappropriate for the Board's consideration (for example, if it relates to a personal grievance or is unrelated to the Company's business). The Secretary maintains a permanent written record of all such stockholder communications received by the Secretary. This process was unanimously approved by the Nominating and Governance Committee of the Board of Directors (which is comprised of all of the Board's independent directors).

It is the Company's policy that all members of the Board of Directors are encouraged to attend annual meetings of the Company's stockholders. All members of the Board of Directors attended the last annual meeting of the Company's stockholders.

PROPOSAL ONE — ELECTION OF DIRECTORS

Board Structure and Nominees

The Board of Directors consists of seven members. Six of those directors are deemed "independent" under rules of the Nasdaq Stock Market; the other director is our Chief Executive Officer.

Pursuant to the Company's Restated Certificate of Incorporation, the Board is divided into three classes. Each member of each class is elected for a three-year term and until his or her successor is duly elected and qualified, unless the director dies, resigns, retires, is disqualified or is removed from office.

The Class I directors are Richard U. De Schutter, James T. Glover and Allen J. Lauer. Their terms of office will expire at the Annual Meeting. Mr. Lauer is retiring from the Board at the expiration of his term at the Annual Meeting. The Board of Directors has approved reducing the size of the Board from seven members to six members effective at the Annual Meeting.

The Class II directors are John G. McDonald and Wayne R. Moon. Their terms of office will expire at the annual meeting of stockholders in 2010.

The Class III directors are Garry W. Rogerson and Elizabeth E. Tallett. Their terms of office will expire at the annual meeting of stockholders in 2011.

The Board of Directors has nominated Richard U. De Schutter and James T. Glover for election as the Class I directors for terms expiring at the annual meeting of stockholders in 2012 and when their respective successors are elected and qualified. Mr. De Schutter and Mr. Glover have each stated their willingness to serve if elected, and the Company does not contemplate that either of them will be unable to serve. However, in the event that either Mr. De Schutter or Mr. Glover subsequently declines or becomes unable to serve, proxies will be voted for such substitute nominee or nominees as shall be designated by the proxy holders in their discretion.

Business Experience of Directors and Nominees

Richard U. De Schutter is the former Executive Chairman, President and Chief Executive Officer of DuPont Pharmaceutical Company, a position he held from 2000 to 2001. He is Chairman of the Board of Incyte Corporation and is also a director of Ecolab Inc. and Smith & Nephew plc. Mr. De Schutter has been a director of the Company since 2001. Age: 68

James T. Glover is Senior Vice President, Operations and Chief Financial Officer of Anadys Pharmaceuticals, Inc. (a biopharmaceutical company), a position he has held since 2006. From 2003 to 2006, he was Senior Vice President and Chief Financial officer of Beckman Coulter, Inc. (a biomedical testing instruments company), where he held a variety of other finance-related positions from 1989 to 2003. Mr. Glover is a certified public accountant. He has been a director of the Company since 2008. Age: 58

Allen J. Lauer is Chairman of the Company's Board of Directors, a position he has held since 2002. He served as the Company's Chief Executive Officer from 1999 to 2003. Mr. Lauer is also Chairman of the Board of Intermec, Inc. He has been a director of the Company since 1999. Age: 71

John G. McDonald is the Stanford Investors Professor of Finance at Stanford University's Graduate School of Business, where he has served on the faculty since 1968. He is also a director of iStar Financial, Inc., Plum Creek Timber Company, Inc., Scholastic Corporation and eight mutual funds managed by Capital Research & Management Co. Mr. McDonald has been a director of the Company since 1999. Age: 71

Wayne R. Moon is the former Chairman of the Board and Chief Executive Officer of Blue Shield of California (a health care company), a position he held from 1993 to 2000. He was Chairman of the Board of RelayHealth Corporation (a web-based health services company) from 2002 to 2006. Mr. Moon is also a director of IntegraMed America, Inc. As Chairman of the Company's Nominating and Governance Committee, he also serves as the Board's lead independent director. Mr. Moon has been a director of the Company since 1999. Age: 68

Garry W. Rogerson is the Company's President and Chief Executive Officer, positions he has held since 2002 and 2004, respectively. He served as the Company's Chief Operating Officer from 2002 to 2004, and as Senior Vice President, Scientific Instruments from 2001 to 2002. Mr. Rogerson is the non-executive Chairman of the Board of Coherent, Inc. He has been a director of the Company since 2003. Age: 56

Elizabeth E. Tallett is a Principal of Hunter Partners, LLC (which provides management services to developing life science companies), a position she has held since 2002. She is also a director of Coventry Health Care, Inc., IntegraMed America, Inc., Meredith Corporation and Principal Financial Group. Ms. Tallett has been a director of the Company since 1999. Age: 59

Meetings and Committees of the Board

The Board of Directors held seven meetings during fiscal year 2008.

During fiscal year 2008, each director attended at least 75% of all meetings of the Board and committees of the Board of which the director was a member.

The Board of Directors has four standing committees: The Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Stock Committee. Each of these committees has a written charter approved by the Board of Directors. These charters, and the Company's Corporate Governance Guidelines, are available at the Company's website, www.varianinc.com (click on *Investors*, then on *Corporate Governance*).

Audit Committee. The Audit Committee is comprised of directors De Schutter (Chairman), Glover, McDonald, Moon and Tallett, each of whom qualifies as an independent director and meets the other requirements to serve on the Audit Committee under rules of the Nasdaq Stock Market and SEC regulations. This Committee's primary purpose is to oversee the Company's accounting and financial reporting processes, the annual audits and quarterly reviews of the Company's financial statements and the annual audits of the effectiveness of the Company's internal control over financial reporting. The Audit Committee held eight meetings during fiscal year 2008.

The Company's Board of Directors has determined that Mr. De Schutter and Mr. Glover each qualifies as an "audit committee financial expert" as that term is defined by applicable Securities and Exchange Commission regulations.

Compensation Committee. The Compensation Committee is comprised of directors Tallett (Chairman), De Schutter, Glover, McDonald and Moon, each of whom qualifies as an independent director under rules of the Nasdaq Stock Market, as a non-employee director under Rule 16b-3 of the Securities Exchange Act of 1934 and as an outside director under Section 162(m) of the Internal Revenue Code. This Committee's primary responsibilities are to consider and approve all compensation to be paid to and compensatory arrangements with the Company's officers, and to administer the Company's Omnibus Stock Plan, Management Incentive Plan, Employee Stock Purchase Plan and Supplemental Retirement Plan. The Compensation Committee held five meetings during fiscal year 2008.

Nominating and Governance Committee. The Nominating and Governance Committee is comprised of directors Moon (Chairman), De Schutter, Glover, McDonald and Tallett, each of whom qualifies as an independent director under rules of the Nasdaq Stock Market. This Committee's primary responsibilities are to (1) make recommendations to the Board of Directors regarding composition of the Board and committees of the Board, (2) identify individuals qualified to become Board members, and recommend to the Board qualified individuals to be nominated for election or appointed to the Board, (3) recommend to the Board the compensation of directors who are not Company officers, (4) develop a succession plan for the Company's Chief Executive Officer, (5) develop and recommend to the Board a process for regular evaluations by the Board of its performance, and (6) establish corporate governance guidelines applicable to the Company. The Chairman of this Committee also serves as the Board's lead independent director. The Nominating and Governance Committee held four meetings during fiscal year 2008.

This Committee regularly assesses the appropriateness of the size of the Board of Directors, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that a decision is made to increase the size of the Board or a vacancy is expected, the Committee considers potential candidates for director. Candidates may come to the attention of the Committee through current members of the Board, professional search firms, stockholders or others. Candidates are evaluated by the Committee, typically based on a review of available information and interviews of selected candidates by members of the Committee. The Committee typically engages in a series of internal discussions before making final recommendations to the Board.

In evaluating the suitability of individuals to recommend to the Board for nomination for election or appointment as directors, the Committee takes into account many factors, including (but not limited to): the independence requirements of the Nasdaq Stock Market and other governing and regulatory bodies; the individual's understanding of finance and other disciplines relevant to the success of a publicly-traded company; the individual's understanding of the Company's businesses and technologies; and the individual's professional experience. The Committee evaluates each prospective nominee in the context of the Board as a whole, with the objective of recommending nominees who, when considered with the other directors as a group, can best promote the success of the Company, represent stockholder interests and fulfill the Board's legal and fiduciary responsibilities through the exercise of sound judgment, using its diversity of experience. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the Board and its committees.

In recommending to the Board individuals to be nominated for election or appointment as a director, the Committee will consider individuals recommended by stockholders. A stockholder may recommend an individual for the Committee's consideration by submitting that person's name and qualifications (along with the contact information for that individual, the consent of the individual to be considered, the identity of the stockholder and the number and type of securities held by the stockholder) to the Company's Secretary (at the Company's address set forth above). The Committee will evaluate individuals recommended by stockholders using the same factors and following the same process as used by the Committee in evaluating other individuals.

Stock Committee. The Stock Committee is comprised of directors Rogerson (Chairman) and Lauer. This Committee approves, establishes the terms of and administers nonqualified stock options and restricted shares granted under the Company's Omnibus Stock Plan and administers the Company's Employee Stock Purchase Plan, in each case with respect to eligible participants who are not officers of the Company. The Stock Committee held three meetings during fiscal year 2008.

Director Compensation

Cash Compensation. Each director (other than the Chairman of the Board) who is not a Company employee is paid an annual retainer fee of $40,000. Each non-employee director (other than the Chairman of the Board) is also paid $2,000 for each Board meeting attended and $1,500 for each committee meeting attended. The director who chairs the Audit Committee of the Board is paid an additional annual chair fee of $20,000, and the directors who chair the Compensation Committee and the Nominating and Governance Committee of the Board are each paid an additional annual chair fee of $10,000. The non-employee Chairman of the Board is paid an annual retainer fee of $120,000; he is not paid any other annual retainer, chair or meeting attendance fees.

Under the Company's Omnibus Stock Plan, each director who is not a Company employee may elect to receive, in lieu of all or a portion of the cash retainer, chair or meeting fees described above, shares of the Company's common stock or stock units based on the fair market value of the Company's common stock on the date the fees would have been paid. Stock units vest upon termination of the director's service on the Board of Directors (although the Board may adopt procedures permitting the issuance of such shares to be deferred by a director to a date following the termination of the director's service), and are then satisfied by issuance of shares of the Company's common stock.

Stock Options. Under the Company's Omnibus Stock Plan, each director who is not a Company employee, upon initial appointment or election to the Board, is granted a nonqualified stock option to acquire 10,000 shares of the Company's common stock. This stock option for 10,000 shares is granted with an exercise price equal to the fair market value of the Company's stock on the grant date, vests in equal annual installments over three years assuming continued service as a director, and has a ten-year term.

Under the Plan, a non-employee director who serves as Chairman of the Board, upon initial appointment as Chairman, is granted a nonqualified stock option to acquire 20,000 shares of the Company's common stock. This stock option for 20,000 shares is granted with an exercise price equal to the fair market value of the Company's stock on the grant date, vests in equal annual installments over three years assuming continued service as the Chairman, and has a ten-year term.

Each director (including the Chairman) who is not a Company employee is granted annually (for so long as he or she continues to serve as a non-employee director) a nonqualified stock option to acquire 4,000 shares of the Company's common stock. All such stock options are granted with an exercise price equal to the fair market value of the Company's common stock on the grant date, are immediately vested and have a ten-year term. These grants are made on the first business day following each annual meeting of the Company's stockholders.

Deferred Stock Units. Under the Company's Omnibus Stock Plan, each director who is not a Company employee, annually for so long as he or she continues to serve as a non-employee director, is also granted stock units with an initial value equal to $45,000 (rounded up to the nearest whole share), based on the fair market value of the Company's common stock on the grant date. The stock units vest upon termination of the director's service on the Board of Directors (although the Board may adopt procedures permitting the issuance of such shares to be deferred by a director to a date following the termination of the director's service), and are then satisfied by issuance of shares of the Company's common stock.

Reimbursements. Each director is reimbursed for all reasonable out-of-pocket expenses that such director and his or her spouse incurs attending Board meetings and functions.

The following table shows compensation of our non-employee directors for fiscal year 2008. Mr. Rogerson, because he is a Company employee, receives no compensation for his services as a director, and is therefore not shown in this table.

Director Compensation
Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Allen J. Lauer	$120,000	$45,018	$72,000	$237,018
Richard U. De Schutter	$102,000	$45,018	$72,000	$219,018
James T. Glover	$ 35,000	$ 0	$21,817	$ 56,817
John G. McDonald	$ 82,000	$45,018	$72,000	$199,018
Wayne R. Moon	$ 90,000	$45,018	$72,000	$207,018
Elizabeth E. Tallett	$ 92,000	$45,018	$72,000	$209,018

(1) These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2008, in accordance with FAS 123(R), for deferred stock units and stock options granted in fiscal year 2008 under the Company's Omnibus Stock Plan. The assumptions used to calculate the value of these stock units and stock options are set forth in Note 13 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2008, filed with the SEC on November 26, 2008.

The amounts reported in the column *Stock Awards* represent the expense recognized under FAS 123R (which is also the grant-date fair value) for 820 shares of deferred stock units that were granted on February 1, 2008, which stock units will vest and result in the issuance to the director of an equivalent number of shares of the Company's common stock upon the director's termination of service as a director. The full value of these stock units are recognized as expense in the year of grant because a director may resign as a director at any time and thus cause the stock units to then vest. The directors' aggregate holdings of stock units as of the end of fiscal year 2008 were as follows:

Allen J. Lauer	2,564 shares
Richard U. De Schutter	2,564 shares
James T. Glover	0 shares
John G. McDonald	2,564 shares
Wayne R. Moon	2,564 shares
Elizabeth E. Tallett	2,564 shares

Except in the case of Mr. Glover, the amounts reported in the column *Option Awards* represent the expense recognized under FAS 123R (which is also the grant-date fair value) for an option to purchase 4,000 shares of the Company's common stock that was granted on February 1, 2008, which option has an exercise price of $54.90 per share (the fair market value per share on the date of grant), was fully vested on the date of grant and has a ten-year term; the full grant-date fair value of these stock options are recognized as expense in the year of grant because they are fully vested upon grant. In the case of Mr. Glover, the amount reported in the column *Option Awards* represent the expense recognized under FAS 123R (which is also the grant-date fair value) for an option to purchase 10,000 shares of the Company's common stock that was granted on May 7, 2008, which option has an exercise price of $49.34 per share (the fair market value per share on the date of grant), will vest in three equal annual installments following the date of grant (assuming continued service as a director) and has a ten-year term. The directors' aggregate holdings of stock options as of the end of fiscal year 2008 were as follows:

Allen J. Lauer	29,000 shares
Richard U. De Schutter	44,000 shares
James T. Glover	10,000 shares
John G. McDonald	56,738 shares
Wayne R. Moon	44,000 shares
Elizabeth E. Tallett	54,000 shares

Director Stock Ownership Guideline

The Board has adopted a stock ownership guideline for directors (which guideline is set forth in the Company's Corporate Governance Guidelines). Under this guideline, each non-employee director should own shares of the Company's common stock or stock units with an aggregate market value equal to three times his or her annual cash retainer. Directors have until the later of February 2009 (five years from when this guideline was first adopted) or five years from their initial appointment or election as a director to reach this stock ownership position. Except for Mr. Glover, all directors currently meet this stock ownership guideline; Mr. Glover was appointed to the Board in 2008 and therefore has until 2013 to reach this stock ownership position.

The Board of Directors recommends that you vote FOR the election of Mr. De Schutter and Mr. Glover as the Class I directors.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is asking stockholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal year 2009. The Board is requesting stockholder ratification of the appointment of PwC, which is not required by the Company's By-Laws or otherwise, because the Board has decided that it is a good governance practice to do so. No determination has been made as to what action the Board of Directors or the Audit Committee would take if stockholders fail to ratify the appointment of PwC. Even if stockholders do ratify the appointment of PwC, the Audit Committee retains discretion to at any time appoint a different independent registered public accounting firm if the Committee concludes that doing so would be in the best interests of the Company's stockholders.

PwC served as the Company's independent registered public accounting firm for fiscal year 2008. A representative of PwC is expected to attend the Annual Meeting, will have an opportunity to make a statement if he so desires and will be available to respond to appropriate questions from stockholders.

Fees Paid to PwC

Provided below are amounts billed (both fees and out-of-pocket expense reimbursements) to the Company by PwC for professional services provided to the Company for fiscal years 2008 and 2007.

	Fiscal Year 2008	Fiscal Year 2007
Audit Fees	$2,361,642	$2,155,031
Audit-Related Fees	$ 78,251	$ 185,018
Tax Fees	$ 354,852	$ 329,421
All Other Fees	$ 52,865	$ 31,100
Total Fees	$2,847,610	$2,700,570

Audit Fees. Consists of fees billed to the Company for professional services rendered by PwC for the audits of the Company's annual financial statements and assessments relating to the effectiveness of the Company's internal control over financial reporting, the reviews of the Company's quarterly financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consists of fees billed to the Company for financial accounting and reporting services, acquisition-related services and license fees for proprietary PwC software products, in each case rendered or provided by PwC and that were reasonably related to the performance of audits or reviews of the Company's financial statements but not included in the audit fees reported above.

Tax Fees. Consists of fees billed to the Company for U.S. federal, state and local tax planning, advice and compliance services, international tax planning, advice and compliance services, transfer pricing services and tax audit and appeal services, in each case rendered by PwC.

All Other Fees. Consists of fees billed to the Company for professional services rendered by PwC that are not included in the services reported above, which services related to governmental grant and subsidized loan program services.

Audit Committee Policies and Procedures on Pre-Approval of Audit, Audit-Related and Permissible Non-Audit Services. The Audit Committee has adopted policies and procedures requiring that the Company obtain the Committee's pre-approval of all audit, audit-related and permissible non-audit services to be provided by PwC as the Company's independent registered public accounting firm. Pre-approval is generally granted on a fiscal year basis, is detailed as to the particular service or category of services to be provided and is granted after consideration of the estimated fees for each service or category of service. Actual fees and any changes to estimated fees for pre-approved services are reported to the Committee on a quarterly basis. All services provided by PwC in fiscal years 2008 and 2007 were pre-approved by the Committee pursuant to these policies and procedures.

The Board of Directors recommends that you vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2009.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of October 3, 2008 regarding the shares of the Company's common stock that may be issued upon the exercise of options, warrants and rights under the Company's equity compensation plans, which are the Omnibus Stock Plan and the Employee Stock Purchase Plan.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders:			
Omnibus Stock Plan	1,672,166	$43.87	4,124,249[1]
Employee Stock Purchase Plan	0[2]	—	188,174
Equity Compensation Plans Not Approved by Stockholders	N/A	N/A	N/A
Total	1,672,166	$43.87	4,312,423

(1) Represents shares available for issuance pursuant to stock options, stock appreciation rights, restricted stock, performance unit or performance share awards and stock units. As of October 3, 2008, 640,635 shares in the aggregate were available for issuance pursuant to restricted stock, performance units, performance shares or stock units.

(2) Does not include 27,130 shares issued to participants in the Employee Stock Purchase Plan on October 6, 2008 under the terms of that Plan. These shares are not reflected in the table because the amount of shares to be purchased on October 6, 2008 was not determinable as of October 3, 2008.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows certain information as of December 15, 2008 regarding beneficial ownership of the Company's common stock by (a) each person who, to the Company's knowledge, beneficially owned more than five percent of the outstanding shares of the Company's common stock as of that date, (b) each of the executive officers named in the *Summary Compensation Table* on page 25, (c) each of the Company's directors and director nominees, and (d) all executive officers, directors and director nominees as a group.

Name and Address (if applicable) of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Outstanding Shares[2]
Barclays Global Investors U.K. Holdings Limited 1 Churchill Place, Canary Wharf, London E14 5HP, England	1,960,060[3]	6.77%
Bank of America Corporation 100 North Tryon Street, Charlotte, NC 28255	1,573,221[4]	5.43%
Harris Associates L.P. 2 North LaSalle Street, Suite 500, Chicago, IL 60602	1,453,073[5]	5.02%
Garry W. Rogerson President and Chief Executive Officer, Director	296,572[6]	1.02%
G. Edward McClammy Senior Vice President and Chief Financial Officer	116,585[7]	—
Martin O'Donoghue Senior Vice President, Scientific Instruments	107,316[8]	—
Sergio Piras Senior Vice President, Vacuum Technologies	79,809[9]	—
A. W. Homan Senior Vice President, General Counsel and Secretary	48,831[10]	—
Allen J. Lauer Chairman of the Board	122,254[11]	—
Richard U. De Schutter Director, Nominee	58,564[12]	—
James T. Glover Director, Nominee	1,000[13]	—
John G. McDonald Director	60,564[14]	—
Wayne R. Moon Director	51,171[15]	—
Elizabeth E. Tallett Director	60,402[16]	—
All Executive Officers, Directors and Director Nominees as a Group (14 persons)	1,059,664[17]	3.57%

(1) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after December 15, 2008. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power, or shares voting and/or investment power with such person's spouse, with respect to all shares beneficially owned by that person.

(2) The percentage of outstanding shares is based on the 28,959,742 shares outstanding on December 15, 2008. However, for purposes of computing the percentage of outstanding shares of common stock beneficially owned by each person or group of persons, any shares which such person or group of persons has a right to acquire on or within 60 days of December 15, 2008 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage of beneficial ownership of any other person. The percentage of outstanding shares of the Company's common stock is only reported to the extent it exceeds one percent of the shares of the Company's common stock outstanding on December 15, 2008.

(3) As of September 30, 2008, based on a Schedule 13F Holdings Report filed with the Securities and Exchange Commission on November 12, 2008 reporting defined investment discretion as to all of such shares, sole voting authority as to 1,692,623 of such shares, and no voting authority as to 267,437 of such shares.

(4) As of September 30, 2008, based on a Schedule 13F Combination Report filed with the Securities and Exchange Commission on November 14, 2008 reporting defined investment discretion as to 1,547,852 of such shares, sole voting authority as to 1,329,930 of such shares, shared voting authority as to 19,374 of such shares, and no voting authority as to 2,238 of such shares.

(5) As of September 30, 2008, based on a Schedule 13F Combination Report filed with the Securities and Exchange Commission on November 10, 2008 reporting sole investment discretion and shared voting authority as to all of such shares.

(6) Includes (a) 8,588 shares of restricted stock granted under the Omnibus Stock Plan, (b) 244,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, and (c) 43,318 shares held in a trust of which Mr. Rogerson is co-trustee with his wife.

(7) Includes (a) 5,233 shares of restricted stock granted under the Omnibus Stock Plan, (b) 90,324 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, and (c) 19,180 shares held in a trust of which Mr. McClammy is co-trustee with his wife.

(8) Includes (a) 5,233 shares of restricted stock granted under the Omnibus Stock Plan, (b) 88,334 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan.

(9) Includes (a) 4,199 shares of restricted stock granted under the Omnibus Stock Plan, (b) 34,918 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan.

(10) Includes (a) 5,233 shares of restricted stock granted under the Omnibus Stock Plan, (b) 28,668 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of a stock option granted under the Omnibus Stock Plan, and (c) 14,930 shares held in a trust of which Mr. Homan is co-trustee with his wife.

(11) Includes (a) 29,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, (b) 2,564 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 90,690 shares held in a trust of which Mr. Lauer is co-trustee with his wife.

(12) Includes (a) 44,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, and (b) 2,564 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan.

(13) All 1,000 shares are held in a trust of which Mr. Glover is co-trustee with his wife.

(14) Includes (a) 54,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, (b) 2,564 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 2,000 shares held in a trust of which Mr. McDonald is co-trustee with his wife.

(15) Includes (a) 44,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, (b) 2,564 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 4,607 shares held in a trust of which Mr. Moon is the sole trustee.

(16) Includes (a) 54,000 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, and (b) 2,564 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan.

(17) Includes (a) 33,651 shares of restricted stock granted under the Omnibus Stock Plan, (b) 756,078 shares which may be acquired on or within 60 days of December 15, 2008 by exercise of stock options granted under the Omnibus Stock Plan, (c) 12,820 shares that may be acquired on or within 60 days of December 15, 2008 pursuant to stock units granted under the Omnibus Stock Plan, and (d) certain shares as to which voting and/or investment power is shared (see certain of the foregoing footnotes).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers, and persons who own more than ten percent of the Company's common stock, file with the Securities and Exchange Commission reports of their beneficial ownership and changes in beneficial ownership of Company securities. Based solely on our review of the reports and written representations we have received from our directors and executive officers and the reports filed with the SEC by our ten-percent stockholders, we believe that during fiscal year 2008 all reports required to be filed by our directors, executive officers and ten-percent stockholders were timely filed, except as follows: Mr. Rogerson filed on July 7, 2008 a Form 4 (Statement of Changes in Beneficial Ownership) reporting a single transaction that was required to be reported on or before July 1, 2008; and Mr. Homan filed on December 15, 2008 a Form 5 (Annual Statement of Changes in Beneficial Ownership) that was required to be filed on or before November 17, 2008 to report a single transaction in fiscal year 2008 that was reportable on a Form 5.

PROXY STATEMENT

In this section we provide an explanation and analysis of the material elements of the compensation provided to our Chief Executive Officer and the four other executive officers named in the *Summary Compensation Table* on page 25 (referred to as the "named executive officers"). The purpose of this discussion is to provide the context for the specific compensation amounts and arrangements paid and provided to our named executive officers, as described in the tables and narratives following this discussion and analysis.

The Objective of Our Executive Compensation Programs

The principal objective of our executive compensation programs is to attract, retain, motivate and reward individuals with the executive experience and skills necessary for us to achieve our ultimate objective of increasing stockholder value. In order to do this, our executive compensation programs are designed to be competitive with our industry and geographic competitors for executive talent, and to provide near- and long-term financial incentives that reward executives when stockholder value increases, when important strategic objectives are achieved and/or when individual performance objectives are accomplished.

How We Determined Executive Compensation

The Compensation Committee Determines Executive Compensation. The Compensation Committee of our Board of Directors (the "Committee") makes all decisions on compensation to our named executive officers. Information about the Committee is provided on page 5 under the heading *Meetings and Committees of the Board — Compensation Committee.*

The Committee Utilizes a Compensation Consultant. The Committee annually retains an executive compensation consultant to assist the Committee in making informed decisions on executive compensation. The compensation consultant engaged by the Committee for purposes of establishing fiscal year 2008 executive compensation was Frederic W. Cook & Co., Inc. ("FWC"). FWC was identified and engaged directly by the Committee, and has not provided any other services to the Company (although the Nominating and Governance Committee of our Board separately engaged FWC in 2008 to evaluate compensation paid to our non-employee directors).

FWC was engaged by the Committee to prepare an executive compensation study that would provide objective, third-party advice on both the reasonableness of our executive officer compensation levels compared to that of similarly situated companies and the appropriateness of our executive compensation programs in accomplishing the Committee's objectives. FWC was also asked to provide specific recommendations for consideration by the Committee.

In conducting this compensation study for the Committee, FWC identified a "peer group" of companies for executive compensation comparison purposes. FWC selected companies that it considered to be major labor- and/or capital-market competitors, broadly similar in revenues and market-capitalization values, or similar in growth and performance potential to Varian. Our management was given an opportunity to provide input to FWC on the peer group companies, but FWC made the final determination on the composition of the peer group (which may change from year to year). The peer group companies identified and used by FWC for executive compensation comparison purposes for fiscal year 2008 were:

- Affymetrix, Inc.
- Beckman Coulter, Inc.
- Cambrex Corporation
- Charles River Laboratories, Inc.
- Coherent, Inc.
- Cytyc Corporation
- Dionex Corporation
- FEI Company
- Invitrogen Corporation
- Mettler-Toledo International Inc.
- Millipore Corporation
- PerkinElmer, Inc.
- Steris Corporation
- Trimble Navigation Limited
- Viasys Healthcare Inc.
- Waters Corporation

In addition to using publicly-available compensation data on these peer group companies, FWC used data from a Radford survey covering technology companies and a Watson Wyatt survey covering the instruments and bio-medical equipment industries.

FWC's written report to the Committee included a review of our existing executive compensation programs, practices, levels and arrangements, each named executive officer's compensation relative to the comparative data, and our equity grant practices for all employees (not just for the named executive officers) relative to the comparative data. The report also included an analysis of the Company's near- and long-term financial performance compared to the peer group companies. FWC's report also provided recommendations on changes that might be made to our executive compensation programs generally, and to each named executive officer's compensation. FWC provided its written report in advance of a Committee meeting, at which the lead FWC consultant presented an oral report and responded to questions from members of the Committee.

The CEO Makes Recommendations. In connection with advising the Committee on executive compensation for fiscal year 2008, the lead FWC consultant met with our Chief Executive Officer, Chief Financial Officer and General Counsel, to solicit input on our executive compensation programs. The CEO then presented to the Committee his recommendations on executive compensation programs, objectives and levels for the named executive officers other than himself. Following completion of fiscal year 2008, he also provided his assessment of the performance of those named executive officers generally, and with specific reference to the operational objectives previously established by the Committee. The CFO reported to the Committee on the Company's results, forecasts and budgets relative to financial metrics used by the Committee for executive compensation purposes. The General Counsel advised the Committee on governance and regulatory aspects of our executive compensation programs, and maintained Committee records as Secretary to the Committee.

The Committee Makes Compensation Decisions. The Committee determined the structure of named executive officer compensation programs for fiscal year 2008 at the beginning of the year, after receiving FWC's report and recommendations, receiving the CEO's recommendations on compensation for the named executive officers other than himself, and deliberating in executive session (with the Chairman of the Board). After completion of fiscal year 2008, receiving the CFO's report on the Company's performance relative to the pre-determined financial objectives for those performance periods, and receiving the CEO's report and recommendations on the individual performance of the other named executive officers, the Committee made its final determinations on the cash incentive compensation earned for the fiscal year 2008 and fiscal year 2005-2008 performance periods. The Committee's deliberations and decisions on the CEO's compensation occurred in executive sessions, attended by the Chairman of the Board and, for portions of those sessions, the lead FWC consultant.

Executive Compensation for Fiscal Year 2008

The six key elements of our executive compensation programs are: base salaries; annual cash bonuses; long-term incentive compensation; deferred compensation; perquisites and other personal benefits; and termination of employment arrangements.

Base Salaries. Base salaries are intended to compensate our named executive officers for serving as the senior members of our management team, regardless of stockholder returns or Company performance relative to financial objectives. Salaries are also considered an important element of compensation necessary to retain the named executive officers in a competitive marketplace. To accomplish these objectives, the Committee reviews and sets base salaries annually, generally targeting the competitive median specific to each named executive officer's position, which the Committee considers appropriate to accomplish the purposes of this element of executive compensation. FWC determined the competitive median of base salaries for 2008 using a composite of data from the peer group and the Radford and Watson Wyatt surveys discussed above.

In determining base salaries for fiscal year 2008, the Committee considered the competitive data provided by FWC, and also made subjective assessments of each named executive officer's relative position, experience, responsibilities, performance and work location. As a result of these considerations, the Committee set annual base salaries for our named executive officers that were at or somewhat above the median of FWC's comparative data.

Annual Cash Bonuses. Annual cash bonuses are intended principally to motivate executive officers to achieve pre-determined annual financial and operational improvement objectives set by the Committee to promote achievement of our business strategies and drive increases in stockholder value. Whether a named executive officer receives an annual cash bonus, and if so the amount of that bonus, depends on how well the Company and the executive officer perform relative to financial and individual objectives. The Committee believes that broader financial objectives are appropriate to ensure all of the named executive officers are working together toward those goals, and that individual operational objectives are appropriate to measure and reward different contributions of the executives toward achievement of those goals. These cash awards are made under our stockholder-approved Management Incentive Plan ("MIP"), and are described under the heading *Grants of Plan-Based Awards* beginning on page 27.

In determining the amount of the targeted annual cash bonus for each named executive officer, the Committee considered for each executive officer FWC's comparative data for annual cash bonuses and total annual cash compensation (both targeted and actual). The Committee considered and compared against the 75th percentile of the comparative data for total annual cash compensation (base salary plus annual cash bonus) for comparable positions, although it did not necessarily target that 75th percentile. Rather, the Committee considered the position, experience, responsibilities and performance of each named executive officer, along with the FWC reference data. As a result, the named executive officers' targeted annual cash compensation were somewhat above, the 75th percentile for comparable positions.

Targeted annual cash bonuses are expressed as a percentage of annual base salary. For fiscal year 2008, the CEO's targeted cash bonus was 100% of his base salary, and the other named executive officers' targeted cash bonuses were 75% of their respective base salaries. The maximum cash bonus that could have been earned by the CEO was 200% of base salary, and the maximum cash bonus that could have been earned by the other named executive officers was 187.5% of base salary. The Committee established a higher target and maximum bonus opportunity for the CEO, relative to the other named executive officers, because of his position and responsibilities, as well as the comparative data supplied by FWC. The Committee determined to use the same bonus opportunities (as a percentage of base salary) for all other named executive officers because it felt that differences in their base salaries were sufficient to distinguish between their relative positions, experience and responsibilities.

Actual annual cash bonuses earned by each named executive officer depend on (1) the Company's performance relative to pre-determined financial targets and (2) in the case of executive officers other than the CEO, the executive officer's performance relative to pre-determined operational objectives, in each case as established by the Committee.

For fiscal year 2008, the Committee selected Company and business segment revenue, return on sales ("ROS") and operating cash flow (as measured by dividing operating cash flow by net income) as the financial performance measures that would determine annual cash bonuses for the named executive officers. The Committee selected these measures to link bonuses to achievement of our business strategies, to establish appropriate checks and balances among our financial objectives, and to provide the strongest composite of indicators of our overall annual performance. The Committee specified items that would be included or excluded in calculating these metrics, in order to ensure the closest possible alignment with the reasons for selecting those measures. Revenue and ROS were each weighted at 45% (although in the case of Mr. Piras, they were weighted 50% and 40%, respectively, for his business segment) and operating cash flow was weighted at 10%, reflecting the relative importance the Committee placed on these measures as drivers of the Company's strategies and objectives. The weighting between Company and segment performance for these measures varied by executive officer, to reflect the emphasis the Committee wanted each executive officer to place on specific strategies.

The Committee set specific targets for the revenue, ROS and operating cash flow measures, as well the minimum levels required to earn any bonus and the levels that would earn a maximum bonus. The Committee determined these minimum, target and maximum levels of revenue, ROS and operating cash flow after considering comparable historical and budgeted revenue, ROS and operating cash flow as well as how targeted levels would translate into operating earnings and earnings per share. The Committee established targets that would require significant improvement from the prior year — through a combination of achieving "organic" growth in revenues consistent with industry growth expectations and a consistent relative level of operating cash flow, but a significant improvement in operating profit margins. The Committee felt that the targeted levels of revenue, ROS and operating cash flow should be achievable absent a change in overall economic conditions, and that achievement of the maximum levels of these metrics would be unlikely without extraordinary efforts and results.

For fiscal year 2008, the Committee determined that annual cash bonuses otherwise earned (based on Company and/or business segment performance relative to the financial metrics discussed above) by the named executive officers other than the CEO, could be increased or decreased by as much as 25% based on the Committee's subjective determination of the extent to which those executive officers met pre-determined operational objectives. Those operational objectives related to improving the quality of the Company's products and services, improving gross margins (including by improving teamwork within and between business segments and implementing plans to reduce the Company's high cost structure in the U.S.), and implementing plans to reduce the Company's taxes in higher tax areas. The CEO's annual cash bonus was not linked to these objectives because of the limitation on tax deductibility that would result for the Company under Section 162(m) of the Internal Revenue Code discussed below.

For fiscal year 2008, the achieved levels of revenue significantly exceeded the Committee's targets, the achieved levels of cash flow were mixed, and the achieved levels of ROS were significantly below the Committee's targets. Under the Committee's pre-determined formula based on those financial metrics, actual Company and business segment performance ranged from 83% to 119% of the weighted aggregate targeted levels. However, based on the CEO's assessment and report to the Committee on performance relative to the operational objectives set for the other named executive officers, the Committee reduced the annual cash bonuses otherwise earned for those executive officers by 10% to 25% (reducing payouts to 84% to 91% of the weighted aggregate targeted levels). The Committee also determined, based on a recommendation from the CEO and using its discretion to reduce any award, that the CEO's annual cash bonus for fiscal year 2008 should also be reduced, by 25% (to 89% of the weighted aggregate targeted level), to reflect the lower than targeted ROS achieved for the year.

Long-Term Incentive Compensation. Long-term incentive compensation is an important element of our executive compensation program that we use primarily to motivate our named executive officers to increase stockholder value, and secondarily to retain executive officers. The Committee believes that long-term incentive compensation also encourages our executives to identify, pursue and invest in appropriate long-term strategies for increasing stockholder value. Our long-term incentives have been primarily in the form of stock option and restricted stock grants under our stockholder-approved Omnibus Stock Plan. The Committee has also used long-term cash incentives under our MIP, but determined to begin using performance shares awards under the Omnibus Stock Plan beginning with a fiscal year 2008-2010 performance period in lieu of continuing long-term cash incentives.

In determining the total long-term incentive compensation targeted for each named executive officer, the Committee considered for each the 75th percentile of FWC's comparative data for total long-term incentive compensation and total targeted compensation (annual cash compensation plus total long-term incentive compensation), although the Committee did not necessarily target the 75th percentile. Rather, the Committee considered the position, experience, responsibilities and performance of each named executive officer, along with FWC's reference data. As a result, targeted total long-term incentive compensation for some named executive officers was below, and for others was above, the 75th percentile for comparable positions.

Stock Options. We use stock options to link executive officer compensation directly to increases in the price of our common stock, which reflects increased stockholder value. All stock options to named executive officers are granted with an exercise price equal to or greater than the market price of our stock on the grant date, and generally require continued employment for three years in order to vest fully. Stock options therefore compensate our named executive officers only if our stock price increases after the date of grant and the executive officer remains employed for the periods required for the stock option to become exercisable. The Committee thus considers stock options a particularly effective incentive and retention tool because it motivates our executive officers to increase stockholder value and remain with the Company.

We are sensitive to the dilutive impact and accounting expense of stock options. Therefore, in determining the number of stock options to grant to the named executive officers, the Committee considered various stock dilution analyses, assessed share usage and equity compensation practices of FWC's peer group companies, estimated accounting expenses, and considered other forms of equity-based incentive compensation. The Committee also assessed the named executive officers' individual and collective equity ownership in our stock (including stock options) relative to the peer group data. After these considerations, in fiscal year 2008 the Committee granted our named executive officers stock options to acquire an aggregate of 114,750 shares, or less than 0.4% of our total shares outstanding.

The Committee determined the size of each named executive officer's stock option after considering other long-term incentive compensation to be utilized (restricted stock and performance shares), the executive officer's relative position, experience, responsibilities and performance, and FWC's comparative data for total long-term incentive compensation and total targeted compensation (targeted annual cash plus targeted long-term compensation). The Committee's objective was to deliver each executive officer's total targeted long-term incentive compensation through stock options, restricted stock and performance shares in amounts of roughly equal value (as calculated under FAS 123(R)).

Restricted Stock. We use restricted stock to link executive officer compensation directly to the price of our common stock, but we use it primarily as a retention tool. Restricted stock generally requires continued employment for three years in order to vest fully; the executive earns greater compensation if our stock price increases, but is assured of some level of compensation even if our stock price declines. Therefore, unlike stock options, restricted stock provides some level of deferred compensation, and thus encourages executive officers to remain with the Company, during economic or market cycles when our stock price might decline.

As with stock options, we are sensitive to the dilutive impact and the accounting expense of restricted stock. Therefore, in determining the number of shares of restricted stock to grant to the named executive officers, the Committee considered the current value of our common stock, various stock dilution analyses, and share usage and equity compensation practices of FWC's peer group companies. The Committee also assessed our named executive officers' individual and collective equity ownership in our stock relative to the peer group data. After these considerations, in fiscal year 2008 the Committee granted our named executive officers an aggregate of 34,000 shares of restricted stock, or approximately 0.1% of our total shares outstanding.

The Committee determined the size of each named executive officer's restricted stock grant after considering other long-term incentive compensation to be utilized (stock options and performance shares), the executive officer's relative position, experience, responsibilities and performance, and the FWC's comparative data for total long-term incentive compensation and total targeted compensation (targeted annual cash plus targeted long-term compensation). The Committee's objective was to deliver each executive officer's total targeted long-term incentive compensation through stock options, restricted stock and performance shares in amounts of roughly equal value.

Long-Term Cash Bonuses. In fiscal year 2005, the Committee implemented a long-term cash bonus program under our MIP. This program was designed to motivate our named executive officers to achieve long-term financial objectives consistent with our longer-term business strategies, and to serve as a retention tool. At the time, the Committee had determined that executive officers' total cash compensation was somewhat low relative to the market data it examined, and decided that a long-term cash bonus program would best address this deficiency. This long-term cash incentive program has comprised of three overlapping multi-year performance periods, for fiscal years 2005-2007, 2006-2008 and 2007-2009. In fiscal year 2008, the Committee determined to replace this long-term cash bonus program with a new performance share award program for the performance period of fiscal years 2008-2010, as discussed below.

In determining the targeted long-term cash bonus for each named executive officer for the fiscal years 2006-2008 performance period, the Committee considered FWC's comparative data for total targeted long-term incentive compensation for each executive officer, and other long-term incentive compensation to be utilized (stock options and restricted stock).

Targeted long-term cash bonuses are expressed as a percentage of annual base salary as of the end of the first year of the performance period. The CEO's targeted cash bonus is 100% of his base salary, and the other named executive officers' targeted cash bonuses are 60% of their respective base salaries. The maximum long-term cash bonuses are twice the targeted bonus. The Committee established a higher target and maximum bonus opportunity for the CEO, relative to the other named executive officers, because of his position, experience and responsibilities, as well as FWC's comparative data. The Committee determined to use the same bonus opportunities (as a percentage of base salary) for all other named executive officers because it felt that differences in their base salaries were sufficient to distinguish between their relative positions, experience and responsibilities.

Actual long-term cash bonuses earned by each named executive officer depend on the Company's performance relative to pre-determined financial targets established by the Committee. For the fiscal years 2006-2008 performance period, the Committee established objectives for shareholder return relative to the S&P MidCap 400 Index (weighted 75%) and relative to an absolute shareholder return target (weighted 25%). The Committee selected these measures of shareholder return in order to link long-term cash bonuses more directly to shareholder returns. The Committee selected a mix of relative and absolute measures of shareholder return in order to reward and retain executives who achieve a certain relative shareholder return and a targeted level of absolute shareholder return. The Committee felt that the combination of relative and absolute shareholder return objectives would appropriately account for the effects of any economic cycles during the three-year period.

The Committee determined the relative and absolute shareholder return targets after considering our historical shareholder return on an absolute basis as well as in comparison to various market indexes, including the S&P MidCap 400 Index. The Committee established targets under these relative and absolute measures of shareholder return that required the Company to meaningfully improve its relative stockholder return (within the S&P MidCap 400 Index) and achieve an absolute shareholder return equal to the ten-year average and median annual return of the various indexes, in order for the named executive officers to receive their targeted long-term cash bonuses. The Committee pre-determined the beginning and end dates of the performance period, which were the first business day of fiscal year 2006 and the last business day of fiscal year 2008.

For the fiscal years 2006-2008 performance period, the Company achieved levels of absolute and relative shareholder return that collectively exceeded the target levels established by the Committee. Under the Committee's pre-determined formula based on those financial metrics, actual performance was 126% of the aggregate weighted targeted level of shareholder return.

Performance Shares. In fiscal year 2008, the Committee decided to replace our long-term cash incentive program with a long-term performance share program for the performance period covering fiscal years 2008-2010. Under this program, vested shares of our common stock could be granted after fiscal year 2010 to our named executive officers depending on the Company's performance relative to a pre-determined earnings per share ("EPS") target for fiscal year 2010.

The Committee determined that EPS is an appropriate long-term performance measure in light of the emphasis our investors and the financial community place on this measure, due to its correlation to stock price. The Committee also determined to pay any earned awards in stock rather than cash because of the additional incentive and compensation that delivery of shares would provide if stockholder value increases with achievement of a higher EPS.

As with stock options and restricted stock, we are sensitive to the potential dilutive impact and accounting expense of performance shares. Therefore, in determining the number of performance shares to award to the named executive officers, the Committee considered the current value of our common stock, various stock dilution analyses, and share usage and equity compensation practices of FWC's peer group companies. The Committee also assessed our named executive officers' individual and collective equity ownership in our stock relative to the peer group data. After these considerations, the Committee awarded our named executive officers an aggregate of 34,000 targeted performance shares, or approximately 0.1% of our total shares outstanding, for the fiscal year 2008-2010 performance period.

The Committee determined the size of each named executive officer's targeted performance share award for the fiscal years 2008-2010 performance period after considering other long-term incentive compensation to be utilized (stock options and restricted stock), the executive officer's relative position, experience, responsibilities and performance, and FWC's comparative data for total long-term incentive compensation and total targeted compensation (targeted annual cash plus targeted long-term compensation). The Committee's objective was to deliver each executive officer's total targeted long-term incentive compensation through stock options, restricted stock and performance shares in amounts of roughly equal value.

The maximum number of performance shares that could be issued to each named executive officer (if the maximum specified level of EPS is achieved) is twice the targeted number of performance shares, and the fewest number of performance shares that could be issued to each executive officer (if the minimum specified level of EPS is achieved) is 30% of the targeted number of performance shares. The Committee established a higher minimum, target and maximum performance share opportunity for the CEO, relative to the other named executive officers, because of his position, experience and responsibilities, as well as FWC's comparative data.

The Committee determined the minimum, target and maximum EPS for fiscal year 2010 after considering the compound annual growth rate in EPS through fiscal year 2010 that each level would require and the effect such an EPS should have on shareholder value. The Committee established a target EPS that should be achievable absent a change in overall economic conditions during the three-year performance period, and established a maximum EPS that would be very difficult to achieve without extraordinary efforts and results.

Deferred Compensation. Executive officers (other than Mr. Piras, who cannot participate because he is a resident of Italy) are eligible to participate in our tax-qualified (401(k)) Retirement Plan on the same terms as all other U.S. employees. However, because it is tax-qualified, the plan is subject to certain Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly-compensated employees (including the named executive officers).

In order to compensate these more highly-compensated employees for retirement contributions that they are not able to make to their 401(k) plan accounts due to Internal Revenue Service limitations, the Committee established a Supplemental Retirement Plan ("SRP") under which these employees may make elective deferrals of certain compensation and will receive unfunded Company contributions equivalent to what they would have received in their 401(k) plan account were it not for the Internal Revenue Code limitations on deferrals and Company contributions to their 401(k) accounts.

Account balances (individual deferrals plus Company contributions) are credited quarterly with imputed interest at a rate determined by the Committee. That rate is currently set at 120% of the long-term applicable federal rate, compounded quarterly. The Committee determined that this rate is an appropriate market-based rate that also takes into account the inability of participants in the SRP to select how to invest their deferrals and Company contributions (as they may with their 401(k) plan accounts).

FWC reviewed the SRP and assessed it to be comparable to what is generally offered within the peer group used by FWC for comparative purposes. The Committee considers the SRP to be a reasonable and appropriate program because it allows the named executive officers to accumulate retirement benefits at a rate, relative to their overall income, that is comparable to the rate that other employees are able to accumulate retirement benefits, and promotes executive officer retention by offering a deferred compensation and supplemental retirement plan that is comparable to and competitive with what is offered by other companies in FWC's peer group of companies.

As a senior executive of our wholly-owned subsidiary in Italy, Mr. Piras is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy. Under this union agreement, Mr. Piras and the Company contribute to, and Mr. Piras is eligible to receive supplemental retirement benefits under, a defined contribution plan (Previndai). In addition, the Company is required under Italian law to accrue and eventually pay to Mr. Piras a lump-sum amount (TFR) when his employment terminates (regardless of the reason for that termination). These benefits are described under the heading *Nonqualified Deferred Compensation* beginning on page 31 and under the heading *Potential Payments Upon Termination of Employment* beginning on page 33.

Perquisites and Other Personal. Benefits. Our named executive officers are provided with an automobile that is leased or purchased by the Company (and replaced every three years or 60,000 miles, whichever occurs first). There is a "cap" on the Company-paid portion of the purchase price for the car. That "cap" is currently $81,500 for the CEO, €61,000 for Mr. Piras and $62,000 for the other named executive officers. The Company insures the car under its insurance programs, pays all registration, license, taxes and other fees on the car, reimburses the executive officer for all gas and maintenance costs on the car, and reimburses the executive officer for taxes (by way of "gross up") on income imputed for personal use of the car.

The individual "caps" were established by the Committee after considering the type of cars that those amounts would allow the executive to select and the general rate of inflation on the price of those cars, and those "caps" vary because the Committee determined that they should take into account the executive officer's relative position and responsibilities (and, in the case of Mr. Piras, the relative cost in local currency of a comparable vehicle in Italy).

For our named executive officers who frequently drive on business (for example between our two facilities in Northern California), use of a Company-provided car serves a business purpose. Executive officers' use of a Company-provided car is otherwise a perquisite that the Committee has determined is reasonable and consistent with FWC's comparative data, and reasonable in the context of the overall compensation levels of our named executive officers.

Termination of Employment Arrangements.

In the Event the Company Terminates Employment. Other than Mr. Piras and except for certain circumstances relating to a change in control of the Company (both discussed below), none of our named executive officers have an employment agreement or termination of employment arrangement. Instead, those named executive officers are employed "at will", which means that the Company may terminate their employment at any time with or without cause and without advance notice. Therefore, other than in the context of a change in control of the Company, those named executive officers may receive only the same severance benefit as would be provided to other salaried ("exempt") U.S. employees, under a discretionary severance plan, if their employment is terminated by the Company as part of a "reduction in force". That severance benefit is four weeks of base pay plus one week of base pay for each full year of service beyond four years.

Mr. Piras is entitled to certain employment protections and severance benefits under the CCNL (the national labor agreement described above) and Italian law. These protections and benefits are described under the heading *Potential Payments Upon Termination of Employment* beginning on page 33. Mr. Piras is provided with no more employment protections or severance benefits than are required under the CCNL or Italian law (except under his change in control agreement, which is discussed below).

Retirement, Death and Disability Arrangements. If a named executive officer retires (as defined pursuant to our retirement policies applicable to other employees in the same location), dies or becomes disabled, his or her outstanding incentive compensation will be treated as follows (which in each case is the same as for other employees participating in the same incentive compensation programs):

- Any unvested stock options granted during or prior to fiscal year 2007 will vest in full, and any unvested stock options granted in fiscal year 2008 will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested stock option will vest) — and such stock options will be exercisable for three years following the date of retirement or disability (unless the option term ends sooner) and for three years following the date of death regardless of the option term;
- Any unvested restricted stock granted in fiscal year 2006 will terminate without vesting, any unvested restricted stock granted in fiscal year 2007 will vest in full, and any unvested restricted stock granted in fiscal year 2008 will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested restricted stock will vest);
- A pro rata amount of any annual cash bonus earned for the fiscal year in which the retirement, death or disability occurs (calculated on the basis of the actual results for that year, as determined by the Committee after the year) will be paid;

- The full amount of any long-term cash bonus earned for any long-term performance period pending when the retirement, death or disability occurs (calculated on the basis of the actual results for that period, as determined by the Committee after the period) will be paid; and

- Any unvested performance shares granted for the fiscal years 2008-2010 performance period will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested performance shares will vest), calculated on the basis of actual results for that period, as determined by the Committee after the period.

The Committee considers these terms relating to retirement, death or disability to be reasonable and customary. Some of these terms were recently established by the Committee, based on FWC's recommendations, in order to minimize the incentive for an executive officer or other key employee who is eligible for retirement to time their retirement at the end of the calendar year when incentive compensation vests or becomes payable, ensure that an executive officer or other key employee eligible for retirement does not receive the full benefit of incentive compensation unless he or she remains for at least one year, encourage executive officers and other key employees to remain with the Company long enough to become eligible for retirement, and provide additional death and disability benefits reflecting the executive officer's incentive compensation (which compensation may not be fully addressed under our standard life and disability benefit programs). Only two of our named executive officers are currently eligible for retirement — Mr. Rogerson and Mr. Piras.

Change in Control Agreements. We have entered into a change in control agreement with each of our named executive officers. These agreements provide certain severance benefits in the event of a change in control of the Company, such as a tender offer or merger resulting in the Company being acquired by another company, that results in the termination of the executive's employment or a material change in his or her responsibilities, compensation or work location. The Committee and our Board of Directors believe that the prospect of such a change in control would likely result in our executive officers facing personal uncertainties and distractions from how a change in control might affect them. The Committee and our Board therefore determined to offer change in control agreements to our named executive officers that would allow them to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourage them to remain with the Company despite the possibility that a change in control might affect them adversely. These change in control agreements therefore serve as an important retention tool and ensure that personal uncertainties do not dilute our executive's complete focus on promoting stockholder value.

The change in control agreements with our named executive officers accomplish this by providing for reasonable severance benefits in the event that a change in control of the Company occurs *and* within 18 months thereafter the executive officer's employment is terminated without cause or the executive officer resigns due to a material change in responsibilities, compensation or work location. The primary severance benefit is a lump-sum cash payment calculated from a multiple of the executive officer's annual cash compensation. That multiple, which ranges from 2.5 to 2.99, was determined by the Committee based on FWC's comparative data. See page 34 (under the heading *Change in Control Agreements*) for more details on these change in control agreements.

FWC reviewed our change in control agreements as part of its overall executive compensation review, and provided the Committee with a competitive comparison and assessment. Based on this review, the Committee recommended and the Board approved (in fiscal year 2008) amendments to these agreements so that they are no more or less competitive than what was indicated by FWC's comparative data.

Other Compensation-Related Policies and Practices

Stock Ownership Guidelines. The Committee adopted in February 2004 stock ownership guidelines for our named executive officers, in order to further align their personal interests with those of stockholders. Under these guidelines, our CEO is expected to hold shares of our stock (which include unvested restricted stock but not stock options) with a market value equal to three times his annual base salary. The other named executive officers are expected to hold shares of our stock with a market value equal to their respective annual base salaries. Our named executive officers have five years from when they first become subject to these guidelines to achieve these levels of stock ownership. The current value of stock holdings (including restricted stock and targeted performance shares) of each of our named executive officers exceeds their applicable stock ownership guideline.

Stock Option and Restricted Stock Approval and Grant Practices and Procedures. Since we became a separate company in 1999, all stock options and restricted stock have been approved by one of two committees of our Board of Directors — the Compensation Committee for grants to executive officers, and the Stock Committee for grants to other employees. Grants by the Stock Committee (comprised of our CEO and our non-executive Chairman of the Board) are pursuant to specific delegations of authority from the Compensation Committee, which delegations include individual grant limits, aggregate grant limits and specification of grant terms.

Stock options approved by these Committees have always been subject to a requirement that they be granted not earlier than the date of approval and with an exercise price that is not less than the fair market value (as defined the Omnibus Stock Plan) on the date of grant. Prior to September 2006, the Compensation Committee on rare occasions, and the Stock Committee as a regular practice, approved grants by unanimous written consent of the Committee. These committees adopted new procedures in September 2006 whereby all stock option and restricted stock approvals are, except in rare and special circumstances, approved only in an actual meeting of the Committee, which meetings are held once each quarter. In those unusual circumstances where it is decided that an approval will be made by unanimous written consent, the approval will not be considered made until the final signed written consent is received by the Committee's Secretary.

Although the Committee does not have a formal policy against approving or granting stock options or restricted stock during periods when the Committee or our management are in possession of material, non-public information (e.g., during our quarterly "black-outs" on trading in Company stock), as a matter of practice the regular meetings of the Compensation Committee and the Stock Committee at which they approve stock option and restricted stock grants are held after we have publicly announced our quarterly financial results.

Except in the case of a promoted or new executive officer, stock option and restricted stock grants to executive officers are approved and made annually at the same time that annual grants are made to other key employees, typically in November or December after the public announcement of our fourth fiscal quarter (full year) financial results.

Tax Considerations. Section 162(m) of the Internal Revenue Code generally limits a company's ability to deduct for tax purposes compensation in excess of $1,000,000 paid in any single tax year to the chief executive officer or any of the next three most highly compensated executive officers other than the CFO, unless that compensation is deemed to be performance-based in accordance with Section 162(m). Our Omnibus Stock Plan and Management Incentive Plan are designed and approved by stockholders so that incentive compensation may be performance-based in accordance with Section 162(m), and most of our incentive compensation programs for executive officers are structured to preserve tax deductibility under Section 162(m). However, the Committee considers it essential to structure a compensation program that will attract, retain, motivate and reward executives with the experience, skills and proven ability to maximize stockholder returns. Accordingly, the Committee considers the tax deductibility of executive officer compensation programs, but has chosen to approve certain compensation that has limited tax deductibility under Section 162(m) where such compensation serves the Committee's compensation objectives.

In particular, the Committee has granted restricted stock that was not granted and will not vest based on pre-determined performance objectives meeting the requirements of Section 162(m). Therefore, for each named executive officer, the value of that restricted stock when it vests will count toward the $1,000,000 deductibility limit under Section 162(m). The Committee determined that restricted stock is nonetheless a valuable retention tool and important component of the overall compensation program for our named executive officers. The Committee also determined that it is appropriate to establish individual performance objectives for our named executive officers other than the CEO, and to subjectively assess performance relative to those objectives, for purposes of determining annual cash bonuses. This means that annual cash bonuses to these executive officers will count toward the $1,000,000 deductibility limit under Section 162(m).

These elements of compensation that are not qualified under Section 162(m) will only be non-deductible to the Company if, as to any particular named executive officer, the total amount of that compensation, when combined with that executive's salary and imputed income for certain benefits, exceeds $1,000,000 in any given year.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on those reviews and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Elizabeth E. Tallett (Chairman)

Richard U. De Schutter
John G. McDonald
James T. Glover
Wayne R. Moon

(1) The information contained in this *Compensation Committee Report* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1933 or the Exchange Act of 1934.

PROXY STATEMENT

EXECUTIVE COMPENSATION INFORMATION

Provided below is certain information on compensation earned by the Company's executive officer, principal financial officer and three other most highly compensated executive officers and on compensatory arrangements with those executive officers (our "named executive officers") during fiscal years 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Garry W. Rogerson	2008	$703,297	$1,033,001	$ 864,511	$1,308,299	$2,288	$170,281	$4,081,677
President and Chief Executive Officer	2007	$606,924	$1,069,669	$1,863,648	$1,443,650	—	$121,489	$5,105,380
G. Edward McClammy	2008	$352,885	$ 438,264	$ 566,782	$ 476,068	—	$ 86,262	$1,920,261
Senior Vice President and Chief Financial Officer	2007	$332,478	$ 195,013	$ 379,894	$ 570,204	—	$ 68,822	$1,546,411
Martin O'Donoghue	2008	$329,056	$ 244,998	$ 465,550	$ 410,193	—	$ 77,723	$1,527,520
Senior Vice President, Scientific Instruments	2007	$297,905	$ 166,765	$ 484,671	$ 481,073	—	$ 61,909	$1,492,323
Sergio Piras[6]	2008	$371,075	$ 276,717	$ 244,945	$ 442,528	—	$342,524	$1,677,789
Senior Vice President, Vacuum Technologies	2007	$314,669	$ 285,587	$ 344,511	$ 547,227	—	$120,857	$1,612,851
A. W. Homan	2008	$302,630	$ 244,998	$ 356,828	$ 405,941	—	$ 90,482	$1,400,879
Senior Vice President, General Counsel and Secretary	2007	$284,241	$ 166,765	$ 346,190	$ 486,760	—	$ 78,337	$1,362,293

(1) Consists of restricted stock granted under our Omnibus Stock Plan. These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal years 2008 and 2007 in accordance with FAS 123(R) for restricted stock granted in fiscal years 2005 through 2008. The amounts shown for Mr. Rogerson and Mr. Piras reflect that they were eligible for retirement during fiscal years 2008 and 2007 and the amount shown for Mr. McClammy reflects that he will become eligible for retirement in fiscal year 2009, which increased the amounts reported since retirement would result in acceleration of all unvested restricted stock. The assumptions used to calculate the value of these restricted stock grants are set forth in Note 13 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008, filed with the SEC on November 26, 2008, and Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

(2) Consists of nonqualified stock options granted under our Omnibus Stock Plan. These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal years 2008 and 2007 in accordance with FAS 123(R) (but disregarding for this table the estimate of forfeitures related to service-based vesting conditions), for stock options granted in fiscal years 2004 through 2008. The amounts shown for Mr. Rogerson and Mr. Piras reflect that they were eligible for retirement during fiscal years 2008 and 2007 and the amount shown for Mr. McClammy reflects that he will become eligible for retirement in fiscal year 2009, which increased the amounts reported since retirement would result in acceleration of all unvested options. The assumptions used to calculate the value of these stock options are set forth in Note 13 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008, filed with the SEC on November 26, 2008, and Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

(3) Consists of the following cash bonuses paid under our Management Incentive Plan (the "MIP") for the performance periods indicated:

	Performance Period	
Name	Annual Fiscal Year 2008[a]	Long-Term Fiscal Years 2006-2008[b]
Garry W. Rogerson	$614,859	$693,440
G. Edward McClammy	$231,392	$244,676
Martin O'Donoghue	$202,691	$207,502
Sergio Piras	$216,862	$225,666
A. W. Homan	$198,439	$207,502

(a) For an explanation of the material terms of this annual cash bonus under our MIP, see footnote (1) to the *Grants of Plan-Based Awards* table on page 27.

(b) For an explanation of the material terms of this long-term cash bonus award under our MIP, see the explanation under the heading *Long-Term Cash Bonuses* beginning on page 18 in the *Compensation Discussion and Analysis.*

PROXY STATEMENT

Name	Performance Period: Annual Fiscal Year 2007	Performance Period: Long-Term Fiscal Years 2005-2007
Garry W. Rogerson	$1,165,500	$278,150
G. Edward McClammy	$ 466,398	$103,806
Martin O'Donoghue	$ 394,290	$ 86,783
Sergio Piras	$ 436,525	$110,702
A. W. Homan	$ 399,977	$ 86,783

(4) Consists only of Mr. Rogerson's pension entitlement under the Varian Limited Pension & Life Assurance Plan (further described under the heading *Pension Benefits* beginning on page 31). No amount is reported for Mr. Rogerson for fiscal year 2007 because there was a negative change of £1,200 (equal to $2,472, at an exchange rate of $2.06/£1.00) in the value of Mr. Rogerson's pension entitlement during that year.

(5) Consists of the following amounts for fiscal year 2008:

Name	Company-Matching Contributions to Tax-Qualified 401(k) Defined Contribution Plan[a]	Company Contributions to Nonqualified Defined Contribution Plans[b]	Aggregate Incremental Cost for Company-Leased Automobile[c]	Reimbursement of Taxes ("Gross-Up") on Imputed Income for Personal Use of Company-Leased Automobile	Other[d]
Garry W. Rogerson	$12,669	$114,150	$29,905	$13,557	—
G. Edward McClammy	$13,312	$ 41,174	$19,823	$11,953	—
Martin O'Donoghue	$13,457	$ 34,417	$17,979	$11,870	—
Sergio Piras	—	$114,182	$46,212	—	$182,130
A. W. Homan	$13,464	$ 33,047	$27,408	$16,563	—

(a) The named executive officers (other than Mr. Piras, because he is not a U.S. resident) are eligible to participate in this plan and receive Company-matching contributions (subject to certain IRS limitations) on the same terms as other eligible U.S. employees.

(b) Consists of certain amounts described and also reported under the heading *Nonqualified Deferred Compensation* beginning on page 32.

(c) Consists of the Company's total incremental cost of providing to the named executive officer a Company-leased or -purchased car (including reimbursement of all gas and maintenance costs), which the executive officer may use for both business and personal travel. To the extent the car is used for business travel, providing the car serves a business purpose and does not provide a personal benefit. However, because executive officers are not required to separately record their business and personal use of the car, the total incremental cost of providing the car is reported here as a personal benefit.

(d) The amount reported for Mr. Piras consists of $17,973 in Company-paid premiums for supplemental medical, disability and life insurance; $6,471 in supplemental per diem compensation for business travel; and $157,686 for previously accrued and unused vacation time, which amount was paid to Mr. Piras in fiscal year 2008 (and would otherwise have been paid to him upon termination of his employment). These amounts were incurred or paid because Mr. Piras is employed by our wholly-owned subsidiary and resides in Italy, and as a senior executive in Italy is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy that requires these compensatory arrangements.

(6) Because Mr. Piras is employed by our wholly-owned subsidiary and resides in Italy, his compensation other than equity-based compensation is paid in Euros. The amounts reported in this table for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on or about the payment dates for such amounts (which exchange rates ranged from $1.29 /€1.00 to $1.59 /€1.00 for fiscal year 2008 and from $1.26/€1.00 to $1.48/€1.00 for fiscal year 2007).

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to our named executive officers during fiscal year 2008. The stock option, restricted stock and performance share awards shown in this table are also reported in the *Outstanding Equity Awards at Fiscal Year-End* table on page 29, and certain of these awards are also shown in the *Summary Compensation Table* on page 25.

Grants of Plan-Based Awards
Fiscal Year 2008

Name	Grant Date	Period	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Garry W. Rogerson	9/11/07	2008	$207,000	$690,000	$1,380,000							
	11/8/07	2008-2010				4,500	15,000	30,000				
	12/7/07	2008							15,000	45,000	$69.44	$2,092,800
G. Edward McClammy	9/11/07	2008	$ 58,426	$259,670	$ 649,176							
	11/8/07	2008-2010				1,500	5,000	10,000				
	12/7/07	2008							5,000	16,000	$69.44	$ 720,960
Martin O'Donoghue	9/11/07	2008	$ 54,481	$242,135	$ 605,339							
	11/8/07	2008-2010				1,500	5,000	10,000				
	12/7/07	2008							5,000	25,000	$69.44	$ 931,200
Sergio Piras	9/11/07	2008	$ 57,986[6]	$257,717[6]	$ 644,293[6]							
	11/8/07	2008-2010				1,200	4,000	8,000				
	12/7/07	2008							4,000	12,750	$69.44	$ 575,600
A. W. Homan	9/11/07	2008	$ 50,105	$222,690	$ 556,725							
	11/8/07	2008-2010				1,500	5,000	10,000				
	12/7/07	2008							5,000	16,000	$69.44	$ 720,960

(1) These are cash bonus awards under our Management Incentive Plan (the "MIP"). Under these awards, the named executive officers were eligible to receive a cash payout depending upon Company and/or business segment performance relative to pre-determined targets for pre-defined measures of revenue, return on sales ("ROS") and operating cash flow (operating cash flow divided by net income, "Cash Flow") for fiscal year 2008. For the executive officers other than Mr. Rogerson, the Committee also established individual operational objectives for fiscal year 2008 that could have resulted in a determination by the Committee to increase individual payouts otherwise earned (based on revenue, ROS and Cash Flow) by up to 25% (subject to the maximum award permitted under the Plan) or decrease individual payouts by up to 25%. The amounts shown in the *Threshold* column are those that would have been paid if the exact minimum or threshold levels of revenue, ROS and Cash Flow established by the Committee had been achieved, and assume that those amounts were then reduced by the maximum 25% for performance relative to the individual operational objectives; these amounts equal 30% of annual base salary in the case of Mr. Rogerson and approximately 17% of annual base salary in the case of the other named executive officers (in each case, annual base salary at the end of fiscal year 2008). The amounts shown in the *Target* column are those that would have been paid if the exact targeted levels of revenue, ROS and Cash Flow established by the Committee had been achieved, and assume that those amounts were not then adjusted for performance relative to the individual operational objectives; these amounts equal 100% of annual base salary in the case of Mr. Rogerson and 75% of annual base salary in the case of the other named executive officers. The amounts shown in the *Maximum* column are those that would have been paid if the maximum levels of revenue, ROS and Cash Flow established by the Committee had been achieved or exceeded, and assume that those amounts were then increased by the maximum 25% for performance relative to the individual operational objectives; these amounts equal 200% of annual base salary in the case of Mr. Rogerson and 187.5% of annual base salary in the case of the other named executive officers. If the revenue, ROS and Cash Flow had not at least equaled the minimum (threshold) targeted levels, no payout would have been earned. Even if the maximum payout had otherwise been earned, the amount payable would have been reduced if the aggregate payouts under the MIP to all participants for fiscal year 2008 would have exceeded 8% (before incentive compensation) of the Company's earnings before interest and taxes ("EBIT") for fiscal year 2008; if this limit would have been exceeded, all annual MIP payouts would have been reduced on a pro-rata basis. In addition, regardless of actual performance relative to the pre-determined targets and objectives, the Committee retained discretion to reduce or eliminate any amount that otherwise would be payable. An otherwise earned and approved MIP payout would only have been made if the named executive officer was employed on the payment date approved by the Committee (although, in the cases of Messrs. Rogerson and Piras, a pro rata award based on actual results would have been made had they retired during fiscal year 2008, since both were eligible for retirement during fiscal year 2008 under the

Company's retirement policy). The amounts reported in this table are "estimated future payouts" as they existed at the time the award was made; the actual cash payouts to each executive officer are included in the amounts reported in the *Summary Compensation Table* on page 25 and are further described in footnote (3) to that table.

(2) These are shares of the Company's common stock that may be issued and vest after fiscal year 2010 under performance shares granted under our Omnibus Stock Plan. Under these performance shares, the named executive officers are eligible to receive shares of common stock following fiscal year 2010 depending upon Company performance relative to a pre-determined target for earnings per share ("EPS") for fiscal year 2010. The number of shares shown in the *Threshold* column are those that will be issued and vested if the exact minimum or threshold level of EPS established by the Committee is achieved. The number of shares shown in the *Target* column are those that will be issued and vested if the exact targeted level of EPS established by the Committee is achieved. The number of shares shown in the *Maximum* column are those that will be issued and vested if the maximum level of EPS established by the Committee is achieved or exceeded. If the EPS does not at least equal the minimum (threshold) targeted level, no shares will be issued. An otherwise earned and approved issuance of shares will only be made if the named executive officer is employed on the issuance date approved by the Committee (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all shares actually earned based on fiscal year 2010 performance will be issued and vest following fiscal year 2010 if the employment so terminates after fiscal year 2008, or a pro rata portion of such shares actually earned based on fiscal year 2010 performance will be issued and vest following fiscal year 2010 if the employment so terminates during fiscal year 2008). Dividends, if any, will only be paid on any actual shares issued pursuant to these performance shares. Payment of taxes relating to the issuance of actual shares will be satisfied by withholding a portion of the shares, unless the Company requires or otherwise permits the recipient to make alternative arrangements satisfactory to the Company.

(3) These are restricted shares of the Company's common stock granted under our Omnibus Stock Plan. Assuming continued employment, these restricted shares will vest in three equal annual installments over three years from the grant date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date that employment so terminates if such termination occurs on or after the first anniversary of the grant date, or a pro rata portion of such shares will vest on the date that employment so terminates if such termination occurs before the first anniversary of the grant date). Dividends, if any, are paid on such shares while subject to restrictions. Payment of taxes relating to the issuance of actual shares will be satisfied by withholding a portion of the shares, unless the Company requires or otherwise permits the recipient to make alternative arrangements satisfactory to the Company.

(4) These are shares of the Company's common stock that may be acquired by exercise of nonqualified stock options granted under our Omnibus Stock Plan. Assuming continued employment, these stock options will vest in three equal annual installments over three years from the grant date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all of such option will vest on the date that employment so terminates if such termination occurs on or after the first anniversary of the grant date, or a pro rata portion of such option will vest on the date that employment so terminates if such termination occurs before the first anniversary of the grant date). These stock options have an exercise price equal to or greater than the closing market price per share of the Company's common stock on the grant date and expire no later than ten years after the grant date (except in the event of death, in which case they expire three years after the date of death). Payment of taxes due upon exercise and, at the discretion of the Compensation Committee of the Company's Board of Directors, payment of the exercise price may be made by delivery of already-owned shares.

(5) These amounts do not reflect compensation actually received. Rather, these amounts represent the grant-date fair value calculated in accordance with FAS 123(R). The assumptions used to calculate the value of these restricted stock and stock option grants are set forth in Note 13 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2008, filed with the SEC on November 26, 2008.

(6) These amounts reported for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on the last day of fiscal year 2008, which exchange rate was $1.39/ €1.00.

OUTSTANDING EQUITY AWARDS

The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2008 (which ended on October 3, 2008). Certain of the stock option and restricted stock awards shown in this table (those granted in fiscal year 2008) are also reported in the *Grants of Plan-Based Awards* table on page 27.

Outstanding Equity Awards at Fiscal Year-End
Fiscal Year 2008

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Garry W. Rogerson	99,000[2]	0	$38.14	11/10/2013	11,000[8]	$448,250	4,500[11]	$183,375
	60,000[3]	30,000	$42.51	11/10/2012	6,328[9]	$257,866		
	20,000[4]	40,000	$45.04	12/04/2016	9,852[10]	$401,469		
	0[5]	45,000	$69.44	12/07/2017				
G. Edward McClammy	30,000[2]	0	$38.14	11/10/2013	4,000[8]	$163,000	1,500[11]	$ 61,125
	11,656[6]	0	$36.18	11/11/2011	3,800[9]	$154,850		
	20,000[3]	10,000	$42.51	11/10/2012	5,000[10]	$203,750		
	6,667[4]	13,333	$45.04	12/04/2016				
	0[5]	16,000	$69.44	12/07/2017				
Martin O'Donoghue	5,000[2]	0	$38.14	11/10/2013	4,000[8]	$163,000	1,500[11]	$ 61,125
	25,000[7]	0	$41.88	05/10/2014	3,800[9]	$154,850		
	20,000[3]	10,000	$42.51	11/10/2012	5,000[10]	$203,750		
	10,000[4]	20,000	$45.04	12/04/2016				
	0[5]	25,000	$69.44	12/07/2017				
Sergio Piras	16,667[3]	8,333	$42.51	11/10/2012	3,000[8]	$122,250	1,200[11]	$ 48,900
	1[4]	11,333	$45.30	12/04/2016	3,066[9]	$124,940		
	0[5]	12,750	$69.44	12/07/2017	4,000[10]	$163,000		
A. W. Homan	0[3]	10,000	$42.51	11/10/2012	4,000[8]	$163,000	1,500[11]	$ 61,125
	6,667[4]	13,333	$45.04	12/04/2016	3,800[9]	$154,850		
	0[5]	16,000	$69.44	12/07/2017	5,000[10]	$203,750		

(1) Amounts shown are based on the closing per share price of the Company's common stock on October 3, 2008, the last day of fiscal year 2008, which price was $40.75.

(2) This stock option was granted on November 10, 2003, and vested in three equal annual installments over three years from that date.

(3) This stock option was granted on November 10, 2005, and vested in three equal annual installments over three years from that date.

(4) This stock option was granted on December 4, 2006, and assuming continued employment vests in three equal annual installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on such the date that employment so terminates).

(5) This stock option was granted on December 7, 2007, and assuming continued employment vests in three equal annual installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on such the date that employment so terminates).

(6) This stock option was granted on November 11, 2004, and vested in three equal annual installments over three years from that date.

(7) This stock option was granted on May 10, 2004, and vested in three equal annual installments over three years from that date.

(8) These restricted shares were granted on November 10, 2005, and vested on the third anniversary of that date.

(9) These restricted shares were granted on December 4, 2006, and assuming continued employment vest in three equal annual installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date employment so terminates).

(10) These restricted shares were granted on December 7, 2007, and assuming continued employment vest in three equal annual installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date employment so terminates).

(11) These targeted performance share awards were granted on November 8, 2007. Shares actually earned (based on Company performance relative to a pre-determined target for earnings per share ("EPS") for fiscal year 2010) will be issued and vest following fiscal year 2010. The number of shares shown is the threshold or minimum number of shares of that will be issued and vested if the exact minimum or threshold level of EPS established by the Committee is achieved. An otherwise earned and approved issuance of shares will only be made if the named executive officer is employed on the issuance date approved by the Committee (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all shares actually earned based on fiscal year 2010 performance will be issued and vest following fiscal year 2010 if the employment so terminates after fiscal year 2008, or a pro rata portion of such shares actually earned based on fiscal year 2010 performance will be issued and vest following fiscal year 2010 if the employment so terminates during fiscal year 2008). These performance share awards are further described under the heading *Grants of Plan-Based Awards* beginning on page 27.

OPTIONS EXERCISED AND STOCK VESTED

The following table shows all stock options that were exercised and all restricted stock that was vested, and the aggregate values that were realized on those exercises and vestings, for each of the named executive officers during fiscal year 2008 (which ended on October 3, 2008).

Options Exercised and Stock Vested
Fiscal Year 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Garry W. Rogerson	84,000	$2,372,213	16,334	$1,122,800
G. Edward McClammy	64,344	$2,070,207	5,250	$ 360,934
Martin O'Donoghue	21,000	$ 549,879	5,250	$ 360,934
Sergio Piras	44,666	$1,350,420	4,534	$ 311,500
A. W. Homan	28,000	$ 765,130	5,250	$ 360,934

(1) The value realized equals the difference between the option exercise price and the fair market value of the Company's common stock on the date of exercise, multiplied by the number of shares acquired by exercise of the option.

(2) The value realized equals the fair market value of the Company's common stock on the date of vesting, multiplied by the number of shares vested.

PENSION BENEFITS

Except for Mr. Rogerson, none of our named executive officers participates in any defined benefit or pension plan. Mr. Rogerson participates in the defined benefit (pension) plan described below only because of his employment with Varian, Ltd., our wholly-owned subsidiary in the U.K., from September 1979 to September 1983. The Varian Limited Pension & Life Assurance Plan, in which Mr. Rogerson is a deferred participant, provides for pension benefits payable to Mr. Rogerson upon reaching age 65. Pension benefits are based primarily on his compensation and years of creditable service with Varian Ltd., as specified in the Plan. The funding policy is consistent with requirements in the U.K.

Pension Benefits
Fiscal Year 2008

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year ($)
Garry W. Rogerson	Varian Limited Pension & Life Assurance Plan	4	$42,064	$ 0
G. Edward McClammy	—	—	—	—
Martin O'Donoghue	—	—	—	—
Sergio Piras	—	—	—	—
A. W. Homan	—	—	—	—

(1) Mr. Rogerson's vested pension, payable upon reaching age 65, will be British Pounds (£) 2,517 per year. The present value of accumulated benefits is valued using assumptions consistent with those adopted for determining the pension scheme disclosures under FAS 87 (as discussed in Note 11 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2008, filed with the SEC on November 26, 2008), except that it allows for retirement at age 65. That present value was £23,900 as of the end of fiscal year 2008, which amount is converted to U.S. Dollars for purposes of this table using an exchange rate as of the last day of fiscal year 2008, which exchange rate was $1.76/£1.00.

NONQUALIFIED DEFERRED COMPENSATION

Except for Mr. Piras, all of our named executive officers participate in our Supplemental Retirement Plan (the "SRP"), which is an unfunded nonqualified defined contribution plan. All amounts contributed or credited to named executive officers' SRP accounts (whether through their own deferrals or through Company contributions) are unfunded general obligations of the Company.

Participants in the SRP may voluntarily elect to defer (subject only to FICA tax) up to 15% of eligible earnings (salary and cash bonus compensation) to the SRP. Such elections are irrevocable for the tax year for which the election is made. The Company contributes/credits amounts to named executive officers' SRP accounts after the executive officer reaches IRS limits on contributions to the Company's qualified defined contribution (401(k)) Retirement Plan; no voluntary deferral or contribution is required to be made by the named executive officer to receive this Company contribution/credit. The Company credits interest quarterly to the named executive officer's SRP accounts, at a rate equal to 120% of the applicable long-term federal rate, compounded quarterly, for the last month in the quarter for which interest is being credited.

Distributions under the SRP are generally not permitted until after termination of employment, although the Compensation Committee of the Board of Directors may, in its sole discretion, authorize earlier distributions in the event of an executive officer's unforeseeable emergency or with a 6% penalty, but only for amounts contributed, deferred or earned prior to January 1, 2005 and otherwise in accordance with the SRP. With respect to amounts contributed, deferred or earned prior to January 1, 2005, distributions may not be made until after termination of employment, and then must be made lump-sum or in quarterly installments for up to five years, in the discretion of the Compensation Committee. With respect to amounts deferred, contributed or earned on or after January 1, 2005, distributions to the executive officer may not be made until six months after termination of employment, and then must be made lump-sum and otherwise in accordance with the SRP and Internal Revenue Code regulations under Section 409A of the American Jobs Creation Act of 2004.

As a senior executive of our wholly-owned subsidiary in Italy, Mr. Piras is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy. Under this union agreement, Mr. Piras is required to contribute to a defined contribution plan in Italy (referred to as "Previndai") an amount equal to approximately 4% of his base salary (up to a maximum of €6,000), most of which is on a tax-deferred basis, which contribution the Company is required to match. Mr. Piras may elect to contribute up to an additional 2% of his base salary and variable compensation (on an after-tax basis). The Previndai plan is administered by third-parties (appointed by Previndai's governing board), and Mr. Piras chooses from available investment options how to invest his and the Company's contributions to his Previndai plan account. Mr. Piras may receive distributions from his Previndai plan account only after his employment with the Company terminates and he ceases any other employment (i.e., he fully "retires").

Under Italian law, the Company is also required (under a government-mandated program, referred to as "TFR", for all Italy employees) to accrue and eventually pay to Mr. Piras a lump-sum amount when his employment terminates (regardless of the reason for that termination). The annual amount required to be accrued for Mr. Piras' TFR is equal to his annual base salary plus annual cash bonus and certain other elements of his compensation, all divided by 13.5. Under Italian law, Mr. Piras may elect to transfer all or a portion of his TFR entitlement to his Previndai plan account.

The following table shows voluntary participant deferrals, Company contributions/credits and interest credits to, and the fiscal year-end balances of, SRP accounts for each named executive officer other than Mr. Piras. The table shows Mr. Piras' and the Company's contributions to, and the fiscal year-end balances of, Mr. Piras' Previndai plan account and TFR entitlement.

Nonqualified Deferred Compensation
Fiscal Year 2008

Name	Executive Contributions In Last FY ($)(1)	Registrant Contributions In Last FY ($)(2)	Aggregate Earnings In Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Garry W. Rogerson	—	$114,150	$19,715	$400,620
G. Edward McClammy	—	$ 41,174	$12,371	$245,465
Martin O'Donoghue	—	$ 34,417	$ 7,697	$152,663
Sergio Piras	$8,997	$114,182(5)	—	$711,973(6)
A. W. Homan	—	$ 33,047	$ 8,548	$168,710

(1) Amounts reported in this column are also reported in the *Salary* column of the *Summary Compensation Table* on page 25.

(2) Amounts reported in this column are also included in the amounts reported in the *All Other Compensation* column of the *Summary Compensation Table* on page 25.

(3) Amounts reported in this column are not considered under SEC disclosure rules as "above-market or preferential earnings", and are therefore not included in the *Summary Compensation Table* on page 25. No amount is reported for Mr. Piras because the earnings within his Previndai plan account for the fiscal year are not determinable.

(4) Amounts reported in this column were previously reported as compensation to the named executive officers in the Company's Summary Compensation Tables for previous years.

(5) Consists of $8,997 in Company contributions to Mr. Piras' Previndai plan account and $105,185 accrued by the Company for Mr. Piras' TFR entitlement ($97,827 of which Mr. Piras elected to transfer to his Previndai plan account). These amounts are converted from Euros to U.S. Dollars using an exchange rate on or about the time of each contribution and accrual (which exchange rates ranged from $1.41/€1.00 to $1.59/€1.00).

(6) Consists of $478,679 for Mr. Piras' Previndai plan account and $233,294 for Mr. Piras' TFR entitlement (which amounts are converted from Euros to U.S. Dollars using an exchange rate as of the last day of fiscal year 2008, which exchange rate was $1.39/€1.00).

PROXY STATEMENT

Each Agreement provides that upon termination or resignation under the circumstances described above, the executive officer be paid a pro rata portion of the targeted cash bonus for the fiscal year in which that termination or resignation occurs, and the full amount of any targeted cash bonus for a multi-year performance period not yet completed. Each Agreement also provides that all stock options granted by the Company become exercisable in full according to their terms; that restricted stock subject to vesting restrictions be released from all such restrictions; and that targeted performance shares for any outstanding performance period be vested and delivered. Each Agreement further provides that the executive officer will receive a continuation of all medical, dental, vision, disability and life insurance on the same terms as if he remained an employee (or equivalent benefits will be provided) until the earlier to occur of (a) commencement of substantially equivalent full-time employment with a new employer or (b) 24 months after the date of termination of employment with the Company.

Each Agreement provides that to the extent the named executive officer is a "specified employee" under final regulations issued under Section 409A of the Internal Revenue Code of 1986, any payment or benefit due to the executive officer will not, to extent subject to such Section 409A, be paid until six months and one day following the termination of the executive officer's employment. Each Agreement also provides that in the event that any payments and benefits received by the executive officer from the Company subject that person to an excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, the executive officer will be entitled to receive an additional payment so as to place the executive officer in the same after-tax economic position as if such excise tax had not been imposed. The Agreement with Mr. McClammy also provides that a termination or resignation occurring under the circumstances described above will qualify as a "retirement" for purposes of the Company's retirement-related benefits (i.e., group retiree medical insurance), even though he might not yet have reached the age and years of service otherwise required to be eligible for retirement-related benefits.

in quarterly installments for up to five years, in the discretion of the Compensation Committee. With respect to amounts deferred, contributed or earned on or after January 1, 2005, distributions to the executive officer may not be made until six months after termination of employment, and then must be made lump-sum and otherwise in accordance with the SRP and Internal Revenue Code regulations under Section 409A of the American Jobs Creation Act of 2004.

As a senior executive of our wholly-owned subsidiary in Italy, Mr. Piras is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy. Under this union agreement, Mr. Piras is required to contribute to a defined contribution plan in Italy (referred to as "Previndai") an amount equal to approximately 4% of his base salary (up to a maximum of €6,000), most of which is on a tax-deferred basis, which contribution the Company is required to match. Mr. Piras may elect to contribute up to an additional 2% of his base salary and variable compensation (on an after-tax basis). The Previndai plan is administered by third-parties (appointed by Previndai's governing board), and Mr. Piras chooses from available investment options how to invest his and the Company's contributions to his Previndai plan account. Mr. Piras may receive distributions from his Previndai plan account only after his employment with the Company terminates and he ceases any other employment (i.e., he fully "retires").

Under Italian law, the Company is also required (under a government-mandated program, referred to as "TFR", for all Italy employees) to accrue and eventually pay to Mr. Piras a lump-sum amount when his employment terminates (regardless of the reason for that termination). The annual amount required to be accrued for Mr. Piras' TFR is equal to his annual base salary plus annual cash bonus and certain other elements of his compensation, all divided by 13.5. Under Italian law, Mr. Piras may elect to transfer all or a portion of his TFR entitlement to his Previndai plan account.

The following table shows voluntary participant deferrals, Company contributions/credits and interest credits to, and the fiscal year-end balances of, SRP accounts for each named executive officer other than Mr. Piras. The table shows Mr. Piras' and the Company's contributions to, and the fiscal year-end balances of, Mr. Piras' Previndai plan account and TFR entitlement.

Nonqualified Deferred Compensation
Fiscal Year 2008

Name	Executive Contributions In Last FY ($)(1)	Registrant Contributions In Last FY ($)(2)	Aggregate Earnings In Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Garry W. Rogerson	—	$114,150	$19,715	$400,620
G. Edward McClammy	—	$ 41,174	$12,371	$245,465
Martin O'Donoghue	—	$ 34,417	$ 7,697	$152,663
Sergio Piras	$8,997	$114,182(5)	—	$711,973(6)
A. W. Homan	—	$ 33,047	$ 8,548	$168,710

(1) Amounts reported in this column are also reported in the *Salary* column of the *Summary Compensation Table* on page 25.

(2) Amounts reported in this column are also included in the amounts reported in the *All Other Compensation* column of the *Summary Compensation Table* on page 25.

(3) Amounts reported in this column are not considered under SEC disclosure rules as "above-market or preferential earnings", and are therefore not included in the *Summary Compensation Table* on page 25. No amount is reported for Mr. Piras because the earnings within his Previndai plan account for the fiscal year are not determinable.

(4) Amounts reported in this column were previously reported as compensation to the named executive officers in the Company's Summary Compensation Tables for previous years.

(5) Consists of $8,997 in Company contributions to Mr. Piras' Previndai plan account and $105,185 accrued by the Company for Mr. Piras' TFR entitlement ($97,827 of which Mr. Piras elected to transfer to his Previndai plan account). These amounts are converted from Euros to U.S. Dollars using an exchange rate on or about the time of each contribution and accrual (which exchange rates ranged from $1.41/€1.00 to $1.59/€1.00).

(6) Consists of $478,679 for Mr. Piras' Previndai plan account and $233,294 for Mr. Piras' TFR entitlement (which amounts are converted from Euros to U.S. Dollars using an exchange rate as of the last day of fiscal year 2008, which exchange rate was $1.39/€1.00).

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table shows the potential payments and benefits that the Company would be obligated to make or provide upon termination of employment of each of our named executive officers. For purposes of this table, it is assumed that each named executive officer's employment terminated at the close of business on the last day of our fiscal year 2008 (i.e., on October 3, 2008). The amounts reported below do not include the pension or nonqualified deferred compensation distributions that would be made to the named executive officers following a termination of employment (for those amounts and descriptions, see the information provided under the headings *Pension Benefits* and *Nonqualified Deferred Compensation* beginning on page 31).

		Termination by Company			Termination by Executive			
Name	**Nature of Payment or Benefit**	**For Cause**	**Due to Reduction in Force[1]**	**For Any Other Reason[1]**	**Due to Voluntary Resignation[2]**	**Due to Qualifying Retirement[3]**	**Due to Disability or Death**	**Termination Following Change in Control[4]**
Garry W. Rogerson	Severance	—	$ 384,808	—	—	—	—	$5,547,945
	Accelerated Bonus[6]	—	$ 630,000	$ 630,000	—	$ 630,000	$ 630,000	$ 630,000
	Accelerated Equity[7]	—	$1,107,585	$1,107,585	—	$1,107,585	$1,107,585	$1,107,585
	Welfare Benefits[8]	—	—	—	—	—	—	$ 55,719
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$2,122,393	$1,737,585	—	$1,737,585	$1,737,585	$7,341,249
G. Edward McClammy	Severance	—	$ 59,924	—	—	—	—	$2,031,563
	Accelerated Bonus[6]	—	—	—	—	$ 201,686	$ 201,686	$ 201,686
	Accelerated Equity[7]	—	—	—	—	$ 521,600	$ 521,600	$ 521,600
	Welfare Benefits[8]	—	—	—	—	—	—	$ 47,187
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 59,924	—	—	$ 723,286	$ 723,286	$2,802,036
Martin O'Donoghue	Severance	—	$ 124,172	—	—	—	—	$1,792,843
	Accelerated Bonus[6]	—	—	—	—	$ 184,484	$ 184,484	$ 184,484
	Accelerated Equity[7]	—	—	—	—	$ 521,600	$ 521,600	$ 521,600
	Welfare Benefits[8]	—	—	—	—	—	—	$ 29,264
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 124,172	—	—	$ 706,084	$ 706,084	$2,528,191
Sergio Piras[5]	Severance	—	$ 343,623[10]	$ 343,623[10]	—	—	—	$1,888,319
	Accelerated Bonus[6]	—	$ 200,733	$ 200,733	—	$ 200,733	$ 200,733	$ 200,733
	Accelerated Equity[7]	—	$ 410,190	$ 410,190	—	$ 410,190	$ 410,190	$ 410,190
	Welfare Benefits[8]	—	—	—	—	—	—	$ 21,870
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 954,546	$ 954,546	—	$ 610,923	$ 610,923	$2,521,112
A. W. Homan	Severance	—	$ 108,490	—	—	—	—	$1,742,243
	Accelerated Bonus[6]	—	—	—	—	$ 172,963	$ 172,963	$ 172,963
	Accelerated Equity[7]	—	—	—	—	$ 521,600	$ 521,600	$ 521,600
	Welfare Benefits[8]	—	—	—	—	—	—	$ 27,422
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 108,490	—	—	$ 694,563	$ 694,563	$2,464,228

(1) Because Messrs. Rogerson and Piras are eligible for retirement (under the Company's retirement policies for U.S. and Italy employees, respectively), they would be permitted to elect to retire if the Company terminated their employment for any reason other than for cause. For Messrs. McClammy, O'Donoghue and Homan, the severance amount shown is based on one week of base pay for each year of service, which is calculated in accordance with the Company's discretionary "reduction in force" policy for all salaried ("exempt") U.S. employees.

(2) Because Messrs. Rogerson and Piras are eligible for retirement, a voluntary resignation would be treated as a retirement.

(3) Messrs. McClammy, O'Donoghue and Homan were not eligible for retirement as of the last day of fiscal year 2008. Information is nonetheless provided as if they were.

(4) See the narrative description below under the heading *Change in Control Agreements*.

(5) The amounts reported for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on the last day of fiscal year 2008, which exchange rate was $1.39/ €1.00.

(6) In the event of a termination of employment due to retirement, disability or death, the full amount earned for any long-term cash bonus for the fiscal years 2007-2009 long-term performance period will be paid, but calculated on the basis of the actual results for that performance period, which actual result is not determinable. In the event of covered termination following a change in control, the targeted amount for the fiscal years 2007-2009 long-term performance period will be paid. Therefore, the amount reported for each executive officer is the *targeted* long-term cash bonus for the fiscal years 2007-2009 long-term performance period that was pending as of October 3, 2008.

(7) Consists of the in-the-money value of certain unvested stock options, the value of certain unvested restricted stock and the value of targeted performance shares for the fiscal years 2008-2010 performance period, in each case as of October 3, 2008 at the closing stock price on that date ($40.75). The value of accelerated stock options are calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price per share and the closing stock price on October 3, 2008; the value of accelerated restricted stock is calculated by multiplying the number of unvested shares subject to acceleration by the closing stock price on October 3, 2008; and the value of targeted performance shares is calculated by multiplying the number of targeted performance shares subject to issuance by the closing stock price on October 3, 2008. For more details, see the footnotes to the *Outstanding Equity Awards at Fiscal Year-End* table on page 29.

(8) An estimate of what the Company would pay in premiums for continued medical, dental, vision, disability and/or life insurance for two years after a covered termination of employment following a change in control; the reported amount does not include the portion of the premiums that the executive officer would be required to continue to pay and assumes that the executive officer does not commence substantially equivalent employment during those two years.

(9) Reimbursement (by way of a tax "gross-up") for a 20% excise tax, if any, under Section 4999 of the Internal Revenue Code of 1986 on any portion of the amounts reported under the column *Termination Following Change in Control.*

(10) This amount is equal to 12 months of Mr. Piras' base salary, which amount would be required (under the CCNL and Italian law) to be paid to Mr. Piras in lieu of 12 months' notice of termination of his employment by the Company. Under the CCNL and Italian law, Mr. Piras may claim a termination of his employment by the Company is "unjustified" and petition an Italian labor court or arbitration panel to therefore order the Company to pay him an additional amount ranging from 14 months to 22 months of his base salary plus monthly variable compensation; whether Mr. Piras could successfully claim a termination is "unjustified" and if so the amount that a court or panel might order be paid to Mr. Piras cannot be determined.

Change in Control Agreements. The Board of Directors has approved Change in Control Agreements (the "Agreements") between the Company and the named executive officers which provide for the payment of specified compensation and benefits upon certain terminations of their employment following a change in control of the Company. A change in control of the Company is defined in each Agreement to occur if (a) any individual or group becomes the beneficial owner of 30% or more of the combined voting power of the Company's outstanding securities, (b) "continuing directors" (defined as the directors of the Company as of the date of the Agreement and any successor to any such directors who was nominated by a majority of the directors in office at the time of his nomination or selection and who is not associated in any way with an individual or group who is a beneficial owner of more than 10% of the combined voting power of the Company's outstanding securities) cease to constitute at least a majority of the Board of Directors, (c) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company in which the Company's stockholders do not own more than 50% of the combined voting power of the Company or other corporation resulting from such transaction, or (d) all or substantially all of the Company's assets are sold, liquidated or distributed. In their respective Agreements, the named executive officers agreed to not voluntarily leave the Company's employ during a tender or exchange offer, proxy solicitation in opposition to the Board of Directors or other effort by any party to effect a change in control of the Company. This is intended to assure that management will continue to act in the best interests of the Company's stockholders rather than be affected by personal uncertainties during any attempt to effect a change in control of the Company, and to enhance the Company's ability to attract and retain executives.

Each Agreement provides that if within 18 months after a change in control the Company terminates the executive's employment other than by reason of his death, disability, retirement or for cause, or the executive officer terminates his employment for "good reason," the executive will receive a lump sum severance payment equal to 2.99 (in the case of Mr. Rogerson) or 2.5 (in the case of Messrs. McClammy, O'Donoghue, Piras and Homan) times the executive's annual base salary and highest annual bonus paid to him in any of the three years ending prior to the date of termination. "Good reason" is defined in each Agreement as any of the following that occurs after a change in control of the Company: certain reductions in compensation; certain material changes in employee benefits and perquisites; a change in the site of employment; the Company's failure to obtain the written assumption by its successor of the obligations set forth in the Agreement; attempted termination of employment on grounds insufficient to constitute a basis of termination for cause under the terms of the Agreement; or the Company's failure to promptly make any payment required under the terms of the Agreement in the event of a dispute relating to employment termination. In the case of Mr. Rogerson, "good reason" is defined also to exist if he is not appointed as chief executive officer of the combined or acquiring entity. In the cases of Messrs. McClammy and Homan, "good reason" is defined also to exist if they are not given "an equivalent position" as defined in their Agreements. In the case of Messrs. O'Donoghue and Piras, "good reason" is defined also to exist if there is a material change in duties and a material reduction in authority and responsibility.

Each Agreement provides that upon termination or resignation under the circumstances described above, the executive officer be paid a pro rata portion of the targeted cash bonus for the fiscal year in which that termination or resignation occurs, and the full amount of any targeted cash bonus for a multi-year performance period not yet completed. Each Agreement also provides that all stock options granted by the Company become exercisable in full according to their terms; that restricted stock subject to vesting restrictions be released from all such restrictions; and that targeted performance shares for any outstanding performance period be vested and delivered. Each Agreement further provides that the executive officer will receive a continuation of all medical, dental, vision, disability and life insurance on the same terms as if he remained an employee (or equivalent benefits will be provided) until the earlier to occur of (a) commencement of substantially equivalent full-time employment with a new employer or (b) 24 months after the date of termination of employment with the Company.

Each Agreement provides that to the extent the named executive officer is a "specified employee" under final regulations issued under Section 409A of the Internal Revenue Code of 1986, any payment or benefit due to the executive officer will not, to extent subject to such Section 409A, be paid until six months and one day following the termination of the executive officer's employment. Each Agreement also provides that in the event that any payments and benefits received by the executive officer from the Company subject that person to an excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, the executive officer will be entitled to receive an additional payment so as to place the executive officer in the same after-tax economic position as if such excise tax had not been imposed. The Agreement with Mr. McClammy also provides that a termination or resignation occurring under the circumstances described above will qualify as a "retirement" for purposes of the Company's retirement-related benefits (i.e., group retiree medical insurance), even though he might not yet have reached the age and years of service otherwise required to be eligible for retirement-related benefits.

PROXY STATEMENT

Related Party Transactions Policy and Procedures

Excluding compensation (whether cash, equity or otherwise), any related party transaction involving a Company director or executive officer must be reviewed and approved by the Audit Committee of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. Related parties include any director or executive officer, certain stockholders and any of their "immediate family members" (as defined by SEC regulations). To identify any related party transaction, the Company requires each of director and executive officer to complete each year a questionnaire requiring disclosure of any transaction in which the director, executive officer or any immediate family member might have an interest and instructing each director and executive officer to immediately notify the Company's General Counsel of any such transaction that arises subsequently during the year. In addition, the Board of Directors determines on an annual basis which of its directors are "independent" under the rules of the Nasdaq Stock Market and reviews any director relationship that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Certain Related Party Transactions

The Company's Certificate of Incorporation and By-Laws contain provisions that limit the liability of directors and require the Company to indemnify directors and executive officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. Under that Certificate of Incorporation, as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. In addition, the Company has entered into an indemnity agreement with each director and executive officer that provides for indemnification of the directors and executive officer against certain liabilities that may arise by reason of their status or service as a director or executive officer. The Company purchases insurance to cover claims or a portion of any claims made against its directors and executive officers. These provisions and arrangements do not, however, affect liability for any breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve our directors or executive officers from the necessity of complying with, federal and state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

Other than these indemnification arrangements and the compensation of directors and named executive officers as described elsewhere in this Proxy Statement, to the Company's knowledge there has not been since the beginning of fiscal year 2008 and there is not currently proposed any transaction in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any director, executive officer or 5% stockholder had or will have a direct or indirect material interest.

AUDIT COMMITTEE REPORT[1]

The primary purpose of the Audit Committee is to oversee the Company's accounting and financial reporting process and the annual audits and quarterly reviews of the Company's financial statements, as further detailed in the Committee's Charter.

The Company's management is responsible for the integrity of the Company's financial statements, as well as its accounting and financial reporting process and internal controls for compliance with applicable accounting standards, laws and regulations. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and expressing an opinion in its report on those financial statements, and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee is responsible for monitoring and reviewing these processes, as well as the independence and performance of the Company's independent registered public accounting firm. The Audit Committee does not conduct auditing or accounting reviews or procedures. The Audit Committee has relied in undertaking its monitoring and review responsibilities, without independent verification, on management's representation that the financial statements have been prepared with integrity and in conformity with generally accepted accounting procedures in the U.S. and on the independent registered public accounting firm's representations included in its report on the Company's financial statements and in its opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee reviewed and discussed with management the Company's audited financial statements for fiscal year 2008. The Committee discussed with the Company's independent registered public accounting firm, PwC, the matters required to be discussed by the Codification of Statements on Auditing Standards 61, *Communication with Audit Committees* (as modified or supplemented). In addition, the Audit Committee received the written disclosures and the letter from PwC required by PCAOB Rule 3256, *Communications with Audit Committees Concerning Independence*, discussed with PwC its independence from the Company, and considered whether the providing of non-audit services to the Company by PwC is compatible with maintaining PwC's independence.

Based on these reviews and discussions and in reliance thereon, the Audit Committee recommended to the Board of Directors that the audited financial statements for the Company be included in the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 2008.

Richard U. De Schutter (Chairman)

James T. Glover
Wayne R. Moon

John G. McDonald
Elizabeth E. Tallett

(1) The information contained in this *Audit Committee Report* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1933 or the Exchange Act of 1934.

PROXY STATEMENT

COMPANY STOCK PRICE PERFORMANCE[1]

The following graph compares the cumulative total return of the Company's common stock with the Standard & Poor's MidCap 400 Index and an index comprised of public companies using SIC Code 3826 Laboratory Analytical Instruments (the "SIC Code 3826 Index")[2]. The comparison covers the period from the beginning of the Company's fiscal year 2004 on October 4, 2003 (based on closing stock price on the previous trading day) through the end of the Company's fiscal year 2008 on October 3, 2008. The graph assumes that the value of the investment in the Company's common stock and in each index on October 4, 2003 was $100, and assumes reinvestment of dividends. The comparisons in this graph are not intended to represent a forecast of possible future performance of the Company's common stock or stockholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN BETWEEN THE COMPANY,
THE STANDARD & POOR'S MIDCAP 400 INDEX, AND
SIC CODE 3826 LABORATORY ANALYTICAL INSTRUMENTS INDEX


DOLLARS
200
150
100
50
0
10/4/03
10/1/04
9/30/05
9/29/06
9/28/07
10/3/08
VARIAN, INC.
STANDARD & POOR'S MIDCAP 400 INDEX
SIC CODE 3826 INDEX

	October 4, 2003	October 1, 2004	September 30, 2005	September 29, 2006	September 28, 2007	October 3, 2008
Varian, Inc	$100.00	$113.04	$101.69	$135.91	$188.47	$120.74
Standard & Poor's MidCap 400 Index	$100.00	$117.55	$143.60	$153.02	$181.73	$151.42
SIC Code 3826 Index	$100.00	$113.24	$126.27	$143.80	$192.32	$169.04

(1) The information contained under this heading *Company Stock Price Performance* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1933 or the Exchange Act of 1934.

(2) Upon written request of a stockholder, the Company will provide a list of the companies comprising the SIC Code 3826 Index (which includes the Company). In accordance with SEC rules, the return of companies included in the SIC Code 3826 Index are weighted according to their respective market capitalizations at the beginning of each period for which a return is indicated.

By Order of the Board of Directors

A. W. Homan
Secretary

December 19, 2008
Palo Alto, California

VARIAN, INC.

VARIAN

OFFICERS AND DIRECTORS

Officers

Garry W. Rogerson: President and Chief Executive Officer*
G. Edward McClammy: Senior Vice President and Chief Financial Officer*
Martin O'Donoghue: Senior Vice President, Scientific Instruments*
Sergio Piras: Senior Vice President, Vacuum Technologies*
A. W. Homan: Senior Vice President, General Counsel and Secretary*
Michael W. Fitzgerald: Vice President, Human Resources
Gordon B. Tredger: Vice President, Analytical Instruments*
Sean M. Wirtjes: Vice President, Finance and Treasurer*
Robert W. Dean II: Controller*

*Executive Officers

Board of Directors

Allen J. Lauer[4]: Chairman of the Board, Varian, Inc.
Garry W. Rogerson[4]: President and Chief Executive Officer, Varian, Inc.
Richard U. De Schutter[1,2,3]: Former Executive Chairman, President and Chief Executive Officer, DuPont Pharmaceutical Company
James T. Glover[1,2,3]: Senior Vice President, Operations and Chief Financial Officer, Anadys Pharmaceuticals, Inc.
John G. McDonald[1,2,3]: The Stanford Investors Professor of Finance, Graduate School of Business, Stanford University
Wayne R. Moon[1,2,3]: Former Chairman of the Board and Chief Executive Officer, Blue Shield of California
Elizabeth E. Tallett[1,2,3]: Principal, Hunter Partners, LLC

[1] Audit Committee
[2] Compensation Committee
[3] Nominating and Governance Committee
[4] Stock Committee

STOCKHOLDER INFORMATION

Principal Executive Office: Varian, Inc., 3120 Hansen Way, Palo Alto, California 94304-1030, Telephone 650.213.8000.

Stockholder Relations: Copies of Varian, Inc.'s annual report on Form 10-K and quarterly reports on Form 10-Q are available without charge by contacting Investor Relations, Varian, Inc., 3120 Hansen Way, M/S D-105, Palo Alto, California 94304-1030; Telephone 650.424.5471, or at www.varianinc.com. Those reports are also available on the U.S. Securities and Exchange Commission's EDGAR system at www.sec.gov.

Listing: Varian, Inc. is traded on The Nasdaq Global Select Market. The trading symbol is VARI.

Transfer Agent and Registrar: Computershare Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940-3069, Telephone 800.756.8200, Hearing Impaired Number, TDD 201.222.4955; www.computershare.com.

Stockholder Meeting: The Annual Meeting of Stockholders will be held on February 5, 2009, at 6:00 p.m., at Varian, Inc., 3120 Hansen Way, Palo Alto, California 94304-1030.

Stockholders of Record: There were 2,502 holders of record of the Company's common stock on December 8, 2008.

Caution Regarding Forward-Looking Statements

The letter to stockholders included in this Annual Report contains forward-looking statements that are based on our current expectations, estimates and projections. These forward-looking statements are based on management's current expectations, are not guarantees of future performance and involve certain risks and uncertainties that could cause the Company's actual results to differ materially from the management's current expectations and these forward-looking statements. Those risks and uncertainties include those set forth in the Form 10-K included in this Annual Report, which should be carefully read. We undertake no special obligation to update any forward-looking statements, whether in response to new information, future events or otherwise.

VARIAN, INC
3120 HANSEN WAY
PALO ALTO, CALIFORNIA
94304-1030
USA

VARIAN

WWW.VARIANINC.COM

VIRPT 2008

END